EXHIBIT 2

Oi S.A.

CNPJ/MF Nº 76.535.764/0001-43

NIRE 3330029520-8

Publicly-held Company

Proposal by the Administration to be submitted for approval at the Annual General Meeting to be held on April 28, 2016, pursuant to Brazilian Securities Commission (CVM) Ruling No. 481/09.

Dear Shareholders,

The administration of Oi S.A. (“Company”) hereby presents to its Shareholders its proposal regarding the matters included in the Agenda of the Annual General Meeting to be held on April 28, 2016:

(i) Take the accounts of the Administrators, examine, discuss and vote on the Administration Report and the Financial Statements corresponding to the financial year ended on December 31, 2015, along with the opinion of the Independent Auditors and the opinion of the Audit Committee.

The Company’s administration proposes that the Shareholders appraise the accounts of the administrators and the financial statements corresponding to the financial year ended on December 31, 2015 and, after careful consideration, approve said documents, which are available on the Company’s website and on CVM’s website, pursuant to CVM Ruling No. 481/09, along with the opinion of the independent auditors, the standardized financial statements [demonstrações financeiras padronizadas – DFP] form and the comments by the managers regarding the Company’s financial situation.

(ii) Examine, discuss and vote on the Senior Management’s Proposal for the allocation of the results of the financial year ended on December 31, 2015.

The Company’s administration proposes the approval of the allocation of the results of the year ended on December 31, 2015, pursuant to the terms included in the documents attached to this proposal.

(iii) Determine the annual global amount for the compensation of the Administration and the members of the Audit Committee of the Company

The Company’s management proposes the approval of the following proposal of the overall annual compensation for the current year, payable to the Management and the Supervisory Council: (i) for the Board of Directors, the amount is up to R$9,156,996.00; (ii) for the Executive Committee, the amount is up to R$29,407,144, and (iii) for the Supervisory Council, the amount is up to R$1,024,392.00.

The proposed overall annual compensation is net of payroll charges payable by the employer.

we report that the difference between (i) the overall compensation effectively paid in 2015, amounting to R$7,054,673.00 for the Board of Directors, R$14,519,701.00 for the Executive Committee, and R$465,600.00 for the Supervisory Council, and (ii) a compensation the overall annual compensation approved at the Annual Shareholders’ Meeting held on April 29, 2015, amounting to R$8,369,802.00 for the Board of Directors, R$50,371,865.00 for the Executive Committee, and R$605,455.00 for the Supervisory Council, is due to the fact that not all vacant positions approved were filled and the payment of the variable compensation in an amount blow the approved ceiling.

Additionally, we report that the Reference Form and this Management Proposal cover the same period, i.e., the current financial year. We emphasize that the amounts reported in this Proposal and the prior Proposal differ from the amounts reported in Appendix V because (i) the amounts related to the payroll charges, which are indicated in Appendix V; as well as (ii) the updating of the estimate of the amount paid as variable compensation.

(iv) Alteration of the members of the Board of Directors of the Company, pursuant to article 150 of the Corporation Law:

Pursuant to the provisions of article 150 of the Corporation Law, the Board of Directors of the Company approved the following appointments, by reason of the vacancy of the offices of the Board of Directors: (i) in a meeting held on September 18, 2015, Mr. Jorge Telmo Maria Freire Cardoso was elected as alternate member of Mr. Francisco Ravara Cary, a vacancy held by Mr. João Manuel Pisco de Castro, and Mr. João Manuel Pisco de Castro was elected alternate member of Mr. Luís Maria Viana Palha da Silva, a vacancy held by Mr. Jorge Telmo Maria Freire Cardoso; and (ii) in a meeting held on February 17, 2016, Mr. João Manuel Pisco de Castro was elected as full member, a vacancy that was held by Mr. Francisco Ravara Cary, and Mr. Pedro Guimarães e Melo de Oliveira Guterres was elected as the respective alternate, a vacancy that was held by Mr. Jorge Telmo Maria Freire Cardoso; and (ii) Mrs. Maria do Rosário Amado Pinto Correia was elected as alternate member, a vacancy that was held by Mr. João Manuel Pisco de Castro. Thus, the Company’s administration proposes the election, as a complement of term of office until the General Meeting that approves the financial statements of the financial year ended on December 31, 2017, Mr. João Manuel Pisco de Castro as full member, Mr. Pedro Guimarães e Melo de Oliveira Guterres as the respective alternate; and Mrs. Maria do Rosário Amado Pinto Correia for the position of alternate member of Mr. Luís Maria Viana Palha da Silva, with such appointments being ratified.

Once the proposed election has been approved, the Board of Directors of the Company shall have the following composition:

FULL MEMBERS	ALTERNATE MEMBERS
José Mauro Mettrau Carneiro da Cunha	Fernando Marques dos Santos
Sérgio Franklin Quintella	Rubens Mário Alberto Waschlz
Luiz Antonio do Souto Gonçalves	Joaquim Dias de Castro
Ricardo Malavazi Martins	(VAGO)
Thomas Cornelius Azevedo Reichenheim	Sergio Bernstein
Rafael Luís Mora Funes	João do Passo Vicente Ribeiro
João Manuel Pisco de Castro	Pedro Guimarães e Melo de Oliveira Guterres
Luís Maria Viana Palha da Silva	Maria do Rosário Amado Pinto Correia
André Cardoso de Menezes Navarro	Nuno Rocha dos Santos de Almeida e Vasconcellos
Robin Bienenstock	Marcos Grodetzky
Martin Pieters	Pedro Zañartu Gubert Morais Leitão

The information related to the professional experience of the candidates is available in Exhibit IV to this Proposal, pursuant to items 12.5 to 12.10 of the Reference Form and pursuant to CVM Ruling No. 481/09.

(v) Elect Audit Committee members and their respective alternates

The Company’s administration proposes the following Audit Committee members and respective alternates, whose curricula are available in Exhibit IV to this Proposal, be elected by the date the Annual General Meeting of 2017, pursuant to items 12.5 to 12.10 of the Reference Form and pursuant to the provisions of CVM Ruling No. 481/09:

FULL MEMBERS	ALTERNATE MEMBERS
Allan Kardec de Melo Ferreira	Piero Carbone
José Cláudio Rego Aranha	Alvaro Bandeira
Pedro Wagner Pereira Coelho	Wiliam da Cruz Leal

We ask that shareholders who wish to nominate an alternative sheet to the Fiscal Council to inform to the Company in this regard, in writing, before the Annual General Meeting, according the provisions of paragraph 2 and paragraph 3 of article 26 of the Company’s Bylaws and presenting the information on the candidates in items 12.5 to 12.10 of the Reference Form, as well as the name and qualifications of each and also an agreement signed by the candidate attesting to their acceptance to run for office. The Oi will give these candidates the same transparency given to candidates nominated by the management.

Rio de Janeiro, March 29, 2016.

Board of Directors

EXHIBIT I
(Call Notice)
Call Notice	6

EXHIBIT II
(ITEM 10 OF THE REFERENCE FORM)

Officers’ comments on the financial/equity conditions	8
Operational and financial results	58
Relevant effects on the Financial Statements	69
Changes in the accounting practices, exceptions and emphases	71
Critical accounting policies	74
Relevant items not evidenced in the financial statements of the company	77
Comments regarding each one of the items not evidenced in the financial statements indicated in item 10.6	78
Comments regarding the main elements of the Company´s business plan	79
Other Relevant Factors	93

EXHIBIT III
(PROPOSAL FOR NET PROFIT ALLOCATION, PURSUANT TO EXHIBIT 9-1-II OF CVM RULING Nº 481/09)

Proposal for Net Profit Allocation, pursuant to Exhibit 9-1-II of CVM Ruling 481/09	94

EXHIBIT IV
(ITEM 12.5 TO 12.10 OF THE REFERENCE FORM)

Information of the item 12.5 of the Reference Form	94
Percentage of participation in meetings (members of the Board of Directors and Fiscal Council)	101
Information of the item 12.5 of the Reference Form (statutory committees and the audit, financial and compensation committees)	101
Percentage of participation in meetings (members of the statutory committees and the audit, financial and compensation committees)	101
Family relationship	101
Subordination, service provision or control relationship between administrators and controlled companies, controlling companies and others	102

EXHIBIT V
(Item 13.1 to 13.16 of the Reference Form)

Compensation practice and policy	103
Total compensation per body	110
Variable compensation	114
Share-based compensation plan	116
Share-based compensation	120
Information regarding the outstanding shares held by the Board of Directors and by the statutory executive board at the end of the last financial year	124
Exercised option and shares delivered	124
Share/option pricing	124
Number of shares held by members of management and supervisory board	124
Pension plan	125
Maximum, minimum and medium compensation	126
Compensation/indemnification mechanisms (Contract-based compensation)	126
Percentage of related parties in the compensation	126
Compensation – other duties	126
Recognized compensation – controlling company	126
Other Relevant Information	127

EXHIBIT I

Oi S.A.

CNPJ/MF: 76.535.764/0001-43

NIRE 33 3 0029520-8

PUBLICLY-HELD COMPANY

CALL NOTICE

ANNUAL GENERAL MEETING

The Board of Directors of Oi S.A. (“Company”) hereby calls the Shareholders to gather at an Annual General Meeting, to be held on April 28, 2016, at 11h, at the Company’s registered office at Rua do Lavradio, 71, Centro, in the City of Rio de Janeiro, RJ, to resolve on the following Agenda:

1)	Take the Administrators’ accounts, examine, discuss and vote on the Administration’s Report and the Financial Statements pertaining to the fiscal year ended on December 31, 2015, along with the opinion of the Independent Auditors and the opinion from the Audit Committee;

2)	Examine, discuss and vote on the Administration’s Proposal for the allocation of the results of the fiscal year ended on December 31, 2015;

3)	Determine the annual global amount for the compensation of the Administrators and of the members of the Company’s Audit Committee;

4)	Elect members to make up the Board of Directors to complement the term of office, for positions filled pursuant to article 150 of Law 6,404/76; and

5)	Elect the members of the Audit Committee and their respective alternates.

GENERAL INSTRUCTIONS:

1. The documentation connected to the matters in the Agenda is available at the Company’s headquarters, at the Company’s Investors Relations webpage (www.oi.com.br/ri), as well as in the website of the Brazilian Securities Commission (www.cvm.gov.br), pursuant to CVM Ruling 481/09, for examination by the Shareholders.

2.We ask that the shareholder who wishes to personally take part in the Meeting or to be represented by an attorney-in-fact to submit the following documents, at Rua Humberto de Campos nº 425, 5º andar, Leblon, City and State of Rio de Janeiro, from 9 a.m. to noon and from 2 p.m. to 6 p.m.,, within two (2) business days prior to the holding of the Meeting, to the attention of the Corporate Management and M&A: (i) for Legal Entities: notarized copies of the Instrument of Incorporation or Bylaws or Articles of Association, minutes of election of the Board of Directors (if applicable) and minutes of election of the Executive Office containing the election of the legal representative(s) attending the Meeting; (ii) for Individuals: notarized copies of the identity document and Individual Taxpayers’ Register (CPF) No. of the shareholder; and (iii) for Investment Funds: notarized copies of the Fund’s regulations and Bylaws or Articles of Association of the Fund’s administrator, as well as the minutes of election of the legal representative(s) attending the Meeting. In addition to the documents indicated in (i), (ii) and (iii), as the case may be, when the shareholder is represented by an attorney-in-law, they shall send, together with such documents, the respective power of attorney with special powers and certified signature, as well as the notarized copies of the identity card and CPF of the attorney-in-fact in attendance. The measure is intended to speed up the process of registration of the shareholders attending the Meeting.

3. The Shareholder that takes part in Fungible Custody of the Registered Shares of Stock Exchanges who wishes to take part in this Meeting shall submit a statement issued within two (2) days prior to the holding thereof, containing their respective share interest, provided by the custodian body.

Rio de Janeiro, March 29, 2016.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

EXHIBIT II

ITEM 10 OF THE REFERENCE FORM

(Administrator’s comments on the financial/equity conditions of the Company)

10.1. Officers’ comments on:

The information presented below was reviewed and commented by Company’s Officers:

a) general financial and equity conditions

Company’s Management finds that Company’s financial and equity conditions are sufficient to offer a range of integrated communication products that include landline and mobile telephony, transmission of data (including broadband), Internet and ISP services, paid TV, and other services to residential clients, small, medium, and large companies, and government bodies.

Our Executive Committee expects to meet its short-term cash flow requirements with the use of cash generated by its operations and the existing liquidity position, however, in light of the current economic scenario in the markets where the Company operates and taking into account the profile of its medium- and long-term liabilities, we announced on March 9, 2016, that we had retained PJT Partners as our financial advisor to assist us in evaluating financial and strategic alternatives to optimize its liquidity and debt profile.

Accordingly, pursuant to the mandate agreed with PJT Partners, PJT Partners, together with the Company as a whole and our legal counsel in particular, is assisting us in the assessment and the preparation of proposals of procedures and measures that could be adopted to address our goals in order to optimize our liquidity and our debt profile by taking, for this purpose, actions such as: (i) the assessment of our businesses and prospects; (ii) the development of our long-term business plan; (iii) the analysis of our financial liquidity and the assessment of alternatives to improve its liquidity, (iv) the assessment of our strategies with regard to the restructuring or refinancing our liabilities; (v) the assessment of our indebtedness capacity and alternative capital structures; (vi) obtain financing facilities for the Company, etc.

Nonetheless, there is no decision taken by management regarding the adoption of any procedure or measure to the above objectives.

The Company’s financial statements for the year ended December 31, 2015 have been prepared assuming that we will continue as a going concern, based on our the cash flow projections prepared by the Executive Committee. In any event, these estimates and projections depend on factors such as attainment of traffic volume targets, customer base, launching of bundled products attractive to customers, service sales prices, foreign exchange fluctuation and the maintenance of current terms and conditions of loans and available credit facilities. Should one of more of the assumptions considered not be met, this could be an indication of material uncertainties that would generate doubts as to the Company’s ability to realize its assets and discharge its obligations at their carrying amounts.

On the other hand, it is important to say that we continue performing our balance sheet adjustment strategy by selling assets and continually looking for negotiations and opportunities to monetize nonstrategic assets to strengthen our balance sheet and maximize the value to our stakeholders.

The PT Portugal sale agreement was a major step toward significantly reducing our leverage, strengthening our financial flexibility and allowing Oi to be part of the industry’s consolidation drive in Brazil. These funds will be exclusively used to settle our debt and fund a possible consolidation process in Brazil. Additionally, we continue to negotiate and seek opportunities to monetize nonstrategic assets in order to strengthen our balance sheet and maximize stakeholder value.

Our general liquidity, measure as the sum of current and noncurrent assets less the sum of current and noncurrent liabilities was 14,406 million as at December 31, 2015; 19,311 million at December 31, 2014 and 11,524 million at December 31, 2013.

b) capital structure

Company’s fully subscribed and paid-up capital was (i) BRL 21,438.4 million, represented by 668,033,661 common shares, and 157,727,241 preferred shares, on December 31, 2015, (ii) BRL 21,438.2 million, represented by 286,155,319 common shares, and 572,316,691 preferred shares, on December 31, 2014, and (iii) BRL 7,471.2 million, represented by 59,900,863 common shares, and 119,807,776 preferred shares, on December 31, 2013.

At meetings of the Board of Directors held on April 30, 2014 and May 5, 2014, Company’s capital increase in the total amount of BRL 13,960 million (of which BRL 8,250 million in cash and BRL 5,710 million through PT Portugal’s assets) was passed, with issuance and subscription of 226,254,457 common shares and 452,508,914 preferred shares, all registered, book-entry shares without par value.

On November 18, 2014, consolidation of all common and preferred shares issued by Company was approved, on a 10-for-1 basis, so that every lot of 10 shares of each class was consolidated in a single share of the same class, either common or preferred. Company’s outstanding shares traded in the NYSE as ADSs were also consolidated, observing the same ratio determined for the stock consolidation in Brazil, so that the ADSs continue to be traded at the ratio of one ADS for each share.

As a result of the consolidation, the 2,861,553,190 common shares and 5,723,166,910 preferred shares represented, thereafter, 286,155,319 common shares and 572,316,691 preferred shares, respectively.

On October 8, 2015, Company’s Board of Directors ratified the voluntary conversion of preferred shares into common shares issued by Oi, approved the effective conversion of the preferred shares which were the subject matter of submissions for conversion in BM&FBOVESPA and in Banco do Brasil, and accepted the conversion requested by holders of Preferred ADSs.

As a general rule, preferred shares have no voting right and have priority in the receipt of a minimum, non-cumulative dividend of 6% p.a., calculated on the amount resulting from the division of Company’s capital stock by the total number of Company’s shares, or 3% p.a., calculated on the amount resulting from the division of the shareholders’ equity by the total number of Company’s shares, whichever is higher.

Company’s shareholding structure, in terms of percentage of own capital and borrowed capital was as follows: on December 31, 2015, 15% own capital and 85% borrowed capital; on December 31, 2014, 19% own capital and 81% borrowed capital, and on December 31, 2013, 16% own capital and 84% borrowed capital.

It is important to clarify that, in order to improve our capital structure, we had been working in alternatives to allow our involvement in the consolidation of the Brazilian telecommunications market, which entailed a potential business combination with TIM Participações S.A. We have always believed that this drive would be positive, with high value creation potential by creating synergies and gains of scale, allowing the increase in investments, and the boosting of the digital agenda in Brazil, as well as fostering greater service penetration and quality.

With this goal in mind, in October 2015 we and LetterOne Technology (UK) LLP, a member of the LetterOne investment group, agreed to grant each other, until May 23, 2016, an exclusivity right regarding business combinations involving telecommunications companies or assets in Brazil. However, in February 2016, LetterOne disclosed a notice to the market stating that it had been informed by TIM that the latter was no longer interest in proceeding with the negotiations on the possibility of a business combination in Brazil and that without TIM’s involvement, LetterOne could not proceed with transaction as previously planned.

In light of this information, our executive committee, together with our Board of Directors, is assessing and discussing possible financial and strategic alternatives to optimize its liquidity and debt profile and we recently announced that the firm PJT Partners had been retained as our financial advisor to assist us in this assessment.

Our bylaws do not contain any provision for the redemption of our shares besides the related statutory provisions, and, therefore, such redemption can take place pursuant to Article 44 of the Brazilian Corporate Law.

Finally, it is important to clarify that we manage our capital structure according to the best market practices and the objective of our capital management strategy is to ensure that liquidity levels and financial leverage allow the sustained growth of the Group, the compliance with the strategic investment plan, and generation of returns to our shareholders.

We may change our capital structure, according to existing economic and financial conditions, to optimize our financial leverage and debt management.

The indicators commonly used to measure capital structure management are: gross debt to accumulated twelve-month EBITDA (earnings before interest (financial income and expenses), taxes, depreciation and amortization, and other nonrecurring results), net debt (gross debt less cash and cash equivalents and cash investments) to accumulated twelve-month EBITDA, and the interest coverage ratio.

c) payment capacity in relation to financial commitments

We issue securities in the local and foreign markets to refinance its short-term debt, in the regular course of business. Additionally, we continue to negotiate and seek opportunities to monetize nonstrategic assets in order to strengthen our balance sheet and maximize stakeholder value.

Company’s principal cash needs are:

•	working capital;

•	payment of Company’s debts;

•	investment of capital with investments in operations, expansion of Company’s networks, and improvement of the abilities and technical capabilities of Company’s networks;

•	dividends on our shares, including as interest on own capital.

Company’s operations in the residential, personal mobility, and SMEs/corporate segments represent a major source of large cash generation for the Company, allowing, coupled with our liquidity position as at December 31, 2015, the management of our financial commitments in the coming 12 months. Also, we expect that the investments made in recent years, plus the investments that are eventually made in the future, will allow increasing the cash generation, gradually strengthening their cash flow and credit metrics, and improving our ability to honor commitments. It is important to clarify that our estimates and projections may not materialize, which would indicate material uncertainties and generate doubt about our ability to realize our assets and settle our obligations, as there are recognized.

Company announced on March 9, 2016 the hiring of PJT Partners as Company’s financial advisor to assist the Company with the assessment of financial and strategic alternatives for optimizing Company’s liquidity and debt profile.

The operational and commercial focus of Oi remains unchanged, and the Company keeps its effort with investments that ensure a permanent service quality improvement, which Company believes will allow to continue bring technological innovations to its clients throughout Brazil.

Company also keeps its efforts to ensure operational improvements and business transformation, focused on austerity, optimization of infrastructure, revision of processes and marketing initiatives.

Company’s financial statements for the year ended December 31, 2015 have been prepared on going concern basis, considering its cash flow projections prepared by management.

The projections depend on factors such as achieving the traffic volume targets, customer base, release of combined products attractive to clients, prices of services sold, foreign exchange, and maintenance of the current conditions of the financing and credit lines unused.

If one or more of the principal assumptions considered are not achieved, they may indicate material uncertainties, resulting in questions about Company’s capability to realize its assets and liquidate its obligations, as the same are recorded.

Additionally, under some debt instruments of the Company and its subsidiaries, default events can trigger the accelerated maturity of other debt instruments. The impossibility to incur in new debt might prevent such companies from investing in their business and incur in required or advisable capital expenditures, which would reduce future sales and adversely impact their profitability. Additionally, the funds necessary to meet the payment commitments of the borrowings raised can reduce the amount of funds available for capital expenditures.

d) sources of financing for working capital and for investments in noncurrent assets used by the Company

Company’s primary sources of liquidity have been ordinarily the following:

•	Cash flows from operating activities;

•	Short and long-term loans;

•	sale of assets; and

•	Sale of debt securities in local and international capital markets.

Company’s principal source of funds is the cash flow originated by operating activities from continuous transactions. The cash flow used from operating activities related to continuous transactions, for the year ended on December 31, 2015, was BRL1,537 million, and the cash flow originated in 2014 was BRL3,652 million, and the cash flow originated in 2103 was BRL7,035 million.

Additionally, Company typically seeks to fund its investments in property, plant, and equipment through the utilization of bank loans, suppliers’ financing, capital market transactions, and other financing terms, which allow an investment flow ensuring Company’s growth in the long term and results in more value to shareholders. In light of the current economic scenario in the markets where we operate and taking into account the profile of our medium- and long-term liabilities, we announced on March 9, 2016 that we had retained PJT Partners as our financial advisor to assist us in evaluating financial and strategic alternatives to optimize our liquidity and debt profile.

e) sources of financing for working capital and investment in noncurrent assets that Company intends to use to cover liquidity deficiencies

The financing sources for working capital and for investments in noncurrent assets Company may use for the occasional hedging of liquidity deficiencies are the same mentioned in item “d”, i.e.:

•	Cash flows from operating activities;

•	Short and long-term loans;

•	Sale of assets; and

•	Sale of debt securities in local and international capital markets.

As referred to in item “d”, the main source of Company funds is the cash flows generated by the business activities of our continuing operations. The cash flows used in business activities related to the continuing operations, during the year ended December 31, 2015 were R$1,537 million, and the cash flows generated in 2014 were R$3,652 million, and the cash flows generated in 2013 were R$7,035 million.

Additionally, we generally seek to finance our investments in proprieties, plants, and equipment through the use of bank loans, supplier financing, capital market transactions, and other sources of financing that allow an investment flow that ensures our long-term growth and creating higher value for our shareholders. In light of the current economic scenario in the markets where we operate and taking into account the profile of our medium- and long-term liabilities, we announced on March 9, 2016 that we had retained PJT Partners as our financial advisor to assist us in evaluating financial and strategic alternatives to optimize our liquidity and debt profile.

f) levels of indebtedness and characteristics of such debts, describing: (i) relevant loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) degree of debt subordination; and (iv) occasional restrictions imposed on Company, especially in connection with limits of indebtedness and contracting new debts, the distribution of dividends, disposal of assets, issuance of additional securities, and the disposal shareholding control, as well as whether or not the Company has complied with those restrictions.

Company raises funds in the capital market, through bilateral loans, and credit facilities with BNDES and Export Credit Agencies, to finance Company’s investment plan, debt refinancing, and working capital. For the year ended on December 31, 2015, the total consolidated amount raised, net of costs, was BRL7,219 million, and the total consolidated principal and interest repayment was BRL11,330 million and BRL3,705 million, respectively. For the year ended on December 31, 2014, the total consolidated amount raised, net of costs, was BRL2,665 million, and the total consolidated amount of principal and interest was BRL5,054 million and BRL2,590 million, respectively. For the year ended on December 31, 2013, the total consolidated amount raised, net of costs, was BRL3,435 million, and the total consolidated repayments of principal and interest was BRL3,568 million and BRL2,231 million, respectively.

For the fiscal years ended on December 31, 2015, 2014, and 2013 Company’s consolidated debt was BRL54,981 million, BRL33,294 million, and BRL34,347 million, respectively. Company’s indebtedness level raises financial expenses substantially, and is reflected on the income statement. Financial expenses consist mostly of interest on loans and other obligations, monetary and exchange variations, taxes on financial transactions and other. For the year ended on December 31, 2015, Company’s financial expenses totaled BRL11,455 million, of which BRL4,056 million corresponded to interest on loans and debentures payable. For the year ended on December 31, 2014, Company’s financial expenses totaled BRL5,891 million, of which BRL2,933 million corresponded to interest on loans and debentures payable. For the year ended on December 31, 2013, Company’s financial expenses totaled BRL4,650 million, of which BRL2,452 million corresponded to interest on loans and debentures payable.

On December 31, 2015, the total debt (as defined by CIRCULAR-LETTER/CVM/SEP/No.02/2016, for item “3.7” of the Reference Form) amounted to BRL82,602 million (BRL83,478 million on December 31, 2014 and BRL58,571 million on December 31, 2013) and the indebtedness ratio (current liabilities plus noncurrent liabilities, divided by controller’s shareholders’ equity) was 4.98 (4.69 on December 31, 2014 and 5.08 on December 31, 2013).

Interest rates paid by Company depends on a series of factors, including the effective interest rates in Brazilian and global markets, and Company’s risk assessments on the sector of Company’s activities, and the Brazilian economy, prepared by potential creditors, prospective buyers of debt securities issued by Company, and rating agencies assessing the Company and the debt securities issued by Company.

Standard & Poor’s, Moody’s, and Fitch keep rates for the Company and for the securities issued by Company. Any rating downgrade may result in an increase of interest and other financial expenses for loans contracted by Company and debt securities issued by Company, and could adversely affect Company’s ability to obtain financing under satisfactory conditions or for the amounts we need.

The following tables show Company’s debt evolution with respect to loans and financing on the respective dates:

Loans and Financing according to their Nature

In million of reais	As of December 31			TIR % (December 31, 2015)	Maturities
	2015	2014	2013
“Senior Notes”	38,670	12,738	11,730
Local currency	1,091	1,137	1,137	11.62	Dec 2015 to Sep 2016
Foreign currency	37,579	11,601	10,594	15.24	Dec 2015 to Feb 2022
Financial institutions	17,541	15,779	15,239
Bank Credit Certificate—CCB	2,416	4,504	3,192	12.08	Dec 2015 to Jan/2028
Real Estate Receivables Certificates—CRI	1,398	1,497	1,428	14.10	Dec 2015 to Aug 2022
Development Banks and Export Credit Agencies	10,987	9,778	10,619	12.28	Dec 2015 to Dec 2033
Revolving credit facility	2,740	—	—		Dec 2015 to Oct 2016
Public debentures	4,145	7,807	9,414	11.82	Dec 2015 to Jul 2021
Subtotal	60,356	36,324	36,384
Funding costs incurred	(498)	(474)	(530)
Total	59,858	35,850	35,854
Current	11,810	4,464	4,159
Noncurrent	48,048	31,386	31,695

Debt breakdown by currency

In million of reais	As of December 31,
	2015	2014	2013
EURO	24,222	2,413	2,408
US dollar	22,714	12,368	12,159
Reais	12,922	21,068	21,287
Total	59,858	35,850	35,854

Debt breakdown by index

In million of reais	As of December 31,
	2015	2014	2013
Fixed rate	39,892	14,146	13,078
Libor	8,812	2,762	3,743
CDI	6,347	9,811	10,233
TJLP	3,149	5,149	5,139
IPCA	1,475	3,798	3,576
INPC	182	182	84
Total	59,857	35,850	35,854

Repayment schedule

The debts have the following repayment schedule:

As of December 31, 2015 (in million of reais)
2017	8,496
2018	6,533
2019	7,072
2020	14,564
2021 and subsequent years	11,764
Total	48,429

(i)	major loan and financing agreements

Financing in local currency

Development Banks

Credit facilities entered with BNDES

Company and its subsidiaries enter into financing agreements with BNDES in order to finance the expansion and quality improvement of the landline mobile network throughout the domestic territory and compliance with the regulatory obligations.

No drawdown has been made over 2015 with the then effective facilities.

In April 2014, Company and its controllers have drawn down BRL836 million (of which BRL209.7 million paid to Oi, BRL408.4 million to TMAR, and BRL217.9 million to Oi Mobile). The transaction costs related to that issuance, amounting to BRL3.4 million, are registered in the income statement according to the contractual terms of that issuance, at the effective rate.

Over 2015, updated principal installments in addition interest have been repaid for a total amount of BRL2,725 million.

Additionally, Company and its subsidiaries have financing agreements in force with BNDES and other development banks in the North and Northeast regions, entered in 2009 and 2010, supporting their investment plans, for the purposes already mentioned.

The following table shows selected information on Company’s loans and financings taken with BNDES on December 31, 2015:

Loan	Balance (In million of reais)	Interest	Repayment	Maturity
Loan
Oi Mobile 2009 credit facility:
Loan A (1)	141	TJLP + 3.95%	Monthly	December 2018
Loan B (1)	16	4.50%	Monthly	December 2018
Telemar 2012 credit facility:
Loan A	1,349	TJLP + 4.08%	Monthly	July 2021
Loan B	109	2.50%	Monthly	January 2021
Loan D	141	TJLP + 2.18%	Monthly	January 2021

Loan E	13	TJLP	Monthly	January 2021
Oi 2012 credit facility:
Loan A	717	TJLP + 4.08%	Monthly	July 2021
Loan B	49	2.50%	Monthly	January 2021
Loan C	157	2.50%	Monthly	January 2021
Oi Mobile 2012 credit facilities:
Loan A	792	TJLP + 4.08%	Monthly	July 2021
Loan B	96	2.50%	Monthly	July 2021
Loan C	29	2.50%	Monthly	July 2021

(1)	On September 30, 2013, Oi and Telemar obligations under the credit facilities taken in 2009 have been assumed by TNL PCS, with BNDES’s due consent. TNL PCS merger into Oi Mobile in February 2014 resulted in Oi Mobile undertaking TNL PCS’ obligations under those credit facilities.

Credit facilities entered with BNB

In December 2014, Oi Mobile entered into a credit facility with Banco do Nordeste do Brasil S.A. (BNB) for a total amount of up to BRL370.6 million. The funds resulting from that credit facility will be used for financing part of the investment in Brazil northeast region. That loan will be compensated at the equivalent to 8.24% pa, with a 15% down step available for advance payment of interest. Interest is payable quarterly at first, and monthly thereafter together with principal repayment. On December 31, 2015, there is no outstanding balance of principal, since no drawdown has been made.

On February 2009, TNL PCS entered into a credit facility with Banco do Nordeste do Brasil S.A. (BNB) whereby BNB agreed to disburse loans amounts up to BRL369 million. The funds under that credit facility have been invested in Telemar mobile telephony telecommunication infrastructure in Brazil’s northeast region. In 2009, the amount of BRL369 million was drawn down. That loan will be compensated at 10.0% pa, with a 15% down step available for advance payment of interest. Interest is payable monthly until maturity on February 2019. Principal payments started in March 2011, totaling 96 equal monthly installments. On December 31, 2015, the outstanding principal balance under that credit facility was BRL146 million. TNL PCS merger into Oi Mobile in February 2014 resulted in Oi Mobile undertaking TNL PCS’ obligations provided under those loan agreements.

Over the year ending December 31, 2015, updated principal and interest installments repaid amounted to BRL60 million.

CCB

In May 2008, TMAR entered into a credit facility with a Brazilian financial institution, for the amount of BRL4,300 million. The loans under said credit facility, were originally tied to the payment of CDI rate variation plus 1.30% pa, through half-yearly payments in May and November every year. In May 2011, Company renegotiated that loan modality, so that: (a) from May 2011 to May 2014 the compensation rate was tied to CDI rate payment plus 1,00% pa; and (b) from May 2014 to May 2018 the compensation rate was tied to CDI rate payment plus 1,83% pa. On December 31, 2015, the outstanding principal amount of that credit facility was BRL2,304 million.

Financing in foreign currency

ECA credit facilities

Company and TMAR entered into financings with export credit agencies in order to finance part of the investments in equipment and services incorporating international technology.

TMAR has entered into effective agreements with major export credit agencies, including: SEK – “Swedish Export Corporation”; CDB – “China Development Bank”; ONDD – “Office National Du Ducroire”; and FEC – “Finnish Export Credit”.

In 2015, USD15 million (BRL48 million) have been repaid under a financing agreement executed by TMAR and SEK – “Swedish Export Corporation” in July 2011.

In 2015, USD127 million (BRL415 million) have been repaid under a financing agreement executed by TMAR with FEC – “Finnish Export Credit” in June 2008, August 2009, and December 2011

In 2015, USD19 million (BRL64 million) have been repaid under the financing agreement executed by Company and FEC – “Finnish Export Credit” in October 2014.

In 2015, USD40 million (BRL116 million) have been repaid under the financing agreement executed by TMAR and the “Nordic Investment Bank” in July 2008.

In 2015 USD94 million (BRL327 million) have been repaid under a financing agreement executed by TMAR and the “China Development Bank” in February 2009 and October 2009.

In 2015 USD16 million (BRL57 million) have been repaid under a financing agreement executed by Oi and ONDD (“Office National Du Ducroire/Nationale Delcrederedienst”) in March 2013.

In 2015, USD27 million (BRL94 million) have been repaid under a financing agreement executed by TMAR and EDC (“Export Development Canada”) in July 2012

In 2015, USD29 million (BRL91 million) have been repaid under a financing agreement executed by TMAR and Crédit Agricole Corporate and Investment Bank (“Crédit Agricole”) in April 2010.

In December 2015, USD632 million (BRL2,391 million) have been repaid under a financing agreement executed by TMAR and the “China Development Bank”, in December 2015, totaling USD1,200 million, in order to finance part of the investments and refinancing debts.

In March 2015, USD128 million (BRL414 million) have been drawn down under a financing agreement executed by Oi and FINNVERA in October 2014, totaling USD397 million, in order to finance part of the investments.

In February 2015, USD41 million (BRL112 million) have been drawn down under a financing agreement executed by Oi and ONDD (“Office National Du Ducroire/Nationale Delcrederedienst”) in March 2013, totaling USD257 million in order to finance part of the investments.

In June 2014, USD382.5 million (BRL855.8 million) have been drawn down under a financing agreement executed by TMAR and “China Development Bank” in June 2011.

In May 2014, USD30.3 million (BRL67.8 million) have been repaid under a financing agreement executed by TMAR and “Cisco System Capital” in March 2011.

In April 2014, USD98.1 million (BRL222.8 million) have been drawn down under a financing agreement executed by TMAR and “Export Development Canada” in July 2012.

In March 2014, USD92.5 million (BRL209.4 million) have been drawn down under a financing agreement executed by Oi and ONDD (“Office National Du Ducroire/Nationale Delcrederedienst”) in March 2013, totaling USD257 million in order to finance part of the investments over the next two years.

In October 2013, USD9.8 million (BRL21.4 million) have been drawn down; in June 2013 USD5.6 million (BRL12.5 million) have been drawn down; and in February 2013 USD 21 million (BRL41.8 million) have been drawn down under a financing agreement executed by TMAR and SEK – “Swedish Export Corporation” in June 2011, completing the availability of funds to be drawn down under that agreement.

In February 2013, USD95.7 million (BRL190.3 million). have been drawn down under a financing agreement executed by TMAR and “Export Development Canada”.

In February 2013, BRL 12 million have been repaid under a financing agreement executed by TMAR and SEK – “Swedish Export Corporation” in June 2011, and BRL93 million have been drawn down under a financing agreement executed by TMAR and FEC – “Finnish Export Credit”.

In January 2013, BRL43 million have been repaid under a financing agreement executed by TMAR and “Nordic Investment Bank” in July 2008.

Export Credit Facility executed with Export Development Canada (“EDC”)

In July 2012, TMAR entered with EDC into an Export Credit Facility Agreement whereby EDC undertook to extend a facility of up to USD200 million. The amount raised was, and will be, utilized in infrastructure investments (CAPEX) related to landline and mobile telephony services. This loan will be compensated at a fixed 2.25% pa rate. The principal will be repaid in 17 equal half-yearly installments, from May 2014 to May 2022. On December 31, 2015, the outstanding principal amount was USD153 million.

Credit facility with EKN

In June 2011, TMAR entered into an export credit agreement with EKN (Swedish Export Corporation, or SEK) and Deutsche Bank for a total principal amount of up to BRL 103.4 million. The funds from that credit facility for exporting were used to finance the purchase of equipment related to TMAR capital expenditures in landline telephony and mobile telecommunication infrastructure. The compensation of that export credit facility was fixed at 2.21% pa. Interest will be paid half-yearly and the principal will be repaid in 17 equal half-yearly installments, from February 2012 to February 2021. On December 31, 2015, the outstanding principal under that credit facility was USD 62 million.

Credit facility with FINNVERA

In June 2008, TMAR entered into an export credit agreement with FINNVERA with principal amount of up to USD 300 million. The funds under that export credit facility have been used for financing the purchase of equipment related to TMAR capital expenditures in its landline and mobile telephony infrastructure. The compensation of that export credit facility is fixed at the LIBOR rate variation, plus 1.07% pa. Interest is payable semiyearly with maturity in December 2018. The principal will be repaid in 17 equal semiyearly installments starting in December 2010. On December 31, 2015, the outstanding principal amount under that credit facility was USD 106 million.

In August 2009, TMAR entered into an export credit facility agreement with FINNVERA through a credit line with a principal of up to USD500 million. The funds under that export credit facility have been used for financing the purchase of equipment related to TMAR capital expenditures in landline telephony and mobile telecommunication infrastructure. The compensation of that export credit facility is fixed at the LIBOR rate variation, plus 1,07% pa. Interest is payable semiyearly with maturity in December 2019. The principal will be repaid in 17 equal semiyearly installments starting in August 2011. On December 31, 2015, the outstanding principal amount under that credit facility was USD235 million.

In December 2011, TMAR entered into an export credit facility agreement with FINNVERA through a credit line with a principal of up to USD200 million. The funds under that export credit facility have been used for financing the purchase of equipment related to TMAR capital expenditures in landline telephony and mobile telecommunication infrastructure. The compensation of that export credit facility is fixed at the LIBOR rate variation, plus 0,90% pa. Interest is paid semiyearly. The principal will be repaid in 17 equal semiyearly installments starting in February 2013. On December 31, 2015, the outstanding principal amount under that credit facility was USD129 million.

In October 2014, Company entered into an export credit facility agreement with FINNVERA through a credit line for a principal of up to USD 397.36 million. The funds under that export credit facility will be used to finance the purchase of equipment related to Company’s capital expenditures in landline telephony and mobile telecommunication infrastructure. The compensation of that export credit facility is fixed at the LIBOR rate variation, plus 0,95% pa, with semiyearly payments. The principal will be repaid in 17 equal semiyearly installments starting in May 2015 and ending in November 2023. On December 31, 2015, the outstanding principal amount under that credit facility was USD124 million.

Credit Facility entered with Nordic Investment Bank

In July 2008, TMAR has entered into a Credit Facility Agreement with Nordic Investment Bank providing that Nordic Investment Bank undertook to extend a credit facility for the total amount of USD250 million. The funds under that credit facility have been used to finance infrastructure investments (CAPEX).

Within the scope of that credit facility, Company has drawn down a principal of USD100 million (“Loan A”) and USD150 million (“Loan B”). That loan will be compensated at LIBOR rate variation plus a 1.18%pa spread for Loan A, and 0.80%pa for Loan B, payable semiyearly. The principal for Loan A will be repaid in 17 semiyearly installments, the first one maturing in July 2010; and the principal under Loan B will be repaid in 11 semiyearly installments, the first one due in July 2010. On December 31, 2015, the outstanding principal was USD35 million

Credit Facility entered with ONDD

In March 2013, Company entered into a Credit Facility Agreement with ONDD (“Office National Du Ducroire/Nationale Delcrederedienst”) totaling USD 257 million, divided into USD128.5 million (“Tranche A”) and USD128.5 million (“Tranche B”) in order to finance part of the investments in infrastructure (CAPEX). That credit facility will be compensated at Libor rate variation plus a 1.5% pa spread, payable semiyearly, starting in September 2014. The principal will be repaid in 18 semiyearly installments, starting in September 2014 for Tranche A, and starting in September 2015 for Tranche B, with final repayment due in March 2024. On December 31, 2015, the outstanding principal was USD122 million.

Credit Facility entered with China Development Bank

In December 2015, TMAR entered into a Credit Facility Agreement with China Development Bank Corporation (“China Development Bank”), under which China Development Bank undertook to extend a credit facility of up to USD600 million. The funds raised were used to finance investments in infrastructure (CAPEX). That credit facility will be compensated at the Libor rate variation plus a spread of 2,0% pa, payable semiyearly, starting in April 2016. The principal will be repaid in 14 semiyearly installments, from April 2019 to June 2025. On December 31, 2015, the outstanding principal was USD33 million.

In December 2015, TMAR entered into a Credit Facility Agreement with China Development Bank Corporation (“China Development Bank”), under Which China Development Bank undertook to extend a credit facility of up to USD600 million. The funds raised were used to refinance debt. That credit facility will be compensated at the Libor rate variation plus a spread of 1.9% pa, payable semi yearly, starting in April 2016. The main will be repaid in 5 half yearly Installments, from April 2019 to December 2020. On December 31, 2015, the main outstanding was USD600 million.

In February 2009, TMAR entered into a Credit Facility Agreement with China Development Bank Corporation (“China Development Bank”), under which China Development Bank undertook to extend a credit facility of up to USD300 million. The funds raised were used to finance investments in infrastructure (CAPEX). That credit facility will be compensated at the Libor rate variation plus a spread of 2.5% pa, payable semiyearly, starting in April 2009. The principal will be repaid in 11 semiyearly installments, from April 2011 to February 2016. On December 31, 2015, the outstanding principal was USD27 million.

In October 2009, TMAR entered into a Credit Facility Agreement with China Development Bank, under which China Development Bank undertook to extend a credit facility of up to USD500 million. The funds raised were used to finance investments in infrastructure (CAPEX). That credit facility will be compensated at the Libor rate variation plus a spread of 2,5% pa, payable semiyearly, starting in April 2010. The principal will be repaid in 11 semiyearly installments, from April 2012 to October 2016. On December 31, 2015, the outstanding principal was USD53 million.

In June 2011, TMAR entered into a Stand-by Credit Agreement with China Development Bank, under which China Development Bank undertook to extend a credit facility of up to USD500 million. USD380 million were drawn down in July 2011 and in June 2014 the total principal and interest were repaid. On December 31, 2015, there was no outstanding principal and interest due to the prepayment in June 2014.

Credit Facility entered with Crédit Agricole Corporate and Investment Bank (“Crédit Agricole”)

In April 2010, TMAR entered into a Credit Facility Agreement with Crédit Agricole of up to USD220 million, in two tranches of $110 million each. The drawdown amount was invested in infrastructure (CAPEX) related to landline and mobile telephony services. That loan will be compensated at the average Libor rate variation plus a 1.40% pa spread, with semiyearly payments. The principal will be repaid in 17 semiyearly installments starting in August 2011 for the first tranche and in August 2012 for the second tranche. TMAR executed with the National Du Ducroire Office, the Belgium export credit agency, an insurance policy in connection with that loan. On December 31, 2015, the outstanding principal was USD120 million. That loan matures (i) in August 2019, with respect to the first tranche; and (ii) in August 2020, with respect to the second tranche.

Export Credit Facility entered with Cisco Systems Capital

In March 2011, a TMAR entered into an Export Credit Facility Agreement com a Cisco Systems Capital (“Cisco”), under which Cisco undertook to extend a credit facility of up to USD100 million in May 2014 the total principal and interest were repaid. On December 31, 2015, there was no outstanding principal and interest due to the prepayment in May 2014.

Revolving credit facilities

In November 2011, Company and its subsidiaries entered into a revolving credit facility (Revolving Credit Facility) with an international banking syndicate for the amount of USD1 billion. USD340 million and USD60 million were drawn down in April 2015, and USD300 million, in May 2015. The amounts raised supported Company’s capital needs. That loan has a 5-year term. On December 31, 2015 the outstanding principal was USD700 million.

Senior Notes

In June 2015, Oi Holanda issued “Senior Notes” amounting to EUR 600 million, to be compensated at 5.625% pa, with maturity in 2021, in order to refinance the debts of Oi and its subsidiaries. Based on the funds raised with said issuance, Company acquired Notes totaling € 148 million previously issued with maturity in February 2016, and 5.625% coupon, and with maturity in March 2017 and 5.242% coupon. Moreover, there was an adhesion in exchange of Notes of the new issuance, totalizing € 173 million Notes with maturity in February 2016 and 5.625% coupon with com maturity in March 2017 and 5.242% coupon and with maturity in December 2017 and 5.125% coupon.

In February 2012, Company issued Senior Notes totaling USD 1,500 million (BRL 2,741 million), in order to refinance its debts, and for general corporate purposes. The final maturity will be February 2022. In July 2012, Company transferred that issuance, net of fund raising costs, to its wholly-owned subsidiary Oi Brasil Holdings Cooperatief through a supplementary indenture. Transactions costs in connection with that issuance, amounting to BRL 12 million (USD 6 million) are registered in the income statement in accordance with the contractual terms of that issuance at the applicable rate.

Company has other Senior Notes issued in foreign currency in the international capital market through its subsidiary TMAR, in 2009 and 2010. As a consequence of the corporate reorganization passed on February 27, 2012, that issuance was added to Company’s debt, which replaced TMAR as issuer. For additional information on the Senior Notes issued by Company and/or TMAR refer to items “18.5” and “18.8” of this Reference Form.

The purpose of that fund raising is lengthening company’s debt maturity and reducing company’s costs, investments, and general corporate purposes.

Public debentures

For further information on the issuance of debentures, refer to items “18.5” and “18.8” of this Reference Form.

(ii) other long-term relationships with financial institutions

On December 31, 2015, in addition to the long-term relationships with financial institutions reported in item (i) above, we have the following transactions:

CRI—Real Estate Receivables Certificates

In August 2010, TMAR transferred 162 real estates to our wholly-owned subsidiary Copart 4 Participações S.A. (Copart 4) and Oi transferred 101 real estates to Copart 5 Participações S.A., (Copart 5), our wholly-owned subsidiary. TMAR has entered into lease agreements with terms of up to 12 years for the continuous use of all property transferred to Copart 4 and Oi has entered into lease agreements with terms of up to 12 years for the continuous use of all properties and properties transferred to Copart 5.

Copart 4 and Copart 5 have assigned their entitlement to receivable cash flows, which represent all payments under those lease agreements to BSCS—Brazilian Securities Companhia de Securitização, who issued the Real Estate Receivables Certificates (CRIs) evidenced by those receivables. The CRIs have been purchased by Brazilian financial institutions.

We have received a net revenue corresponding to the assignment of lease credits for the total amount of BRL1,585,000.00 on consolidated basis, confirming our obligations to make the payments assigned as short-tem debt in our consolidated financial statements. The revenues originated from that transaction were used to pay the short-term debt. In June 2012, each one of Copart 4 and Copart 5 repaid in part the CRIs they had issued for a total amount of BRL392.5 million. Starting in December 31, 2013, the total liability under those lease agreements was BRL922,000,000.00.

Copart 5 assets and liabilities are consolidated in the balance sheets in Company’s Financial Statements, as the main risks and benefits of that transaction remain with the controller.

(iii) degree of debt subordination

Except for those debts secured by collateral, there is no degree of subordination between Company’s debts. Debts secured by collateral have the preferences and privileges provided by law.

For further information on the degree of subordination of Company’s debts, refer to item “3.8.” of this Reference Form.

(iv) occasional restrictions imposed on us with respect to debt limits and contracting new debts, dividend distribution, disposal of assets, issuance of new securities, and disposal of shareholding interest, and whether or not company has been complying with those restrictions.

Company is subject to certain financial obligations that limit company’s ability to incur additional debts. The debt level and the requirements and limitations imposed by certain debt instruments executed by Company may adversely affect Company’s operating results and financial position.

More specifically, the terms of some of those debt instruments limit their ability and its subsidiaries’ to:

•	Incur further indebtedness;

•	Provide guarantee;

•	Provide collateral;

•	Sell or dispose of assets; and

•	Liquidate or wind up;

Moreover, some of those financial instruments include clauses requiring Company to keep certain financial ratios specifically, the most restrictive ones are listed below:

•	Consolidated debt divided by consolidated EBITDA for the previous 12 months, lower or equal to 4.5 at the end of each quarter until maturity;

•	Consolidated EBITDA for the previous 12 months divided by the consolidated financial expense of the previous 12 months, higher or equal to 1.75 at the end of each quarter until maturity;

•	Consolidated debt divided by the consolidated debt plus net of 0.95 or less at the end of each quarter until maturity.

Temporary change in financial covenants

In 2015, we negotiated new waivers with our creditors and the parties agreed to change the financial covenant that requires a ratio of total gross debt-to-EBITDA of 6.00 times or lower. Most of these waivers cover each measurement date through December 31, 2016, although several of these waivers cover shorter periods. The Company intends to seek additional waivers covering each measurement date through December 31, 2016 from the creditors that have not provided waivers for each measurement date through December 31, 2016.

On February 12, 2015, the General Meeting of Debenture holders (“AGD”) of the Ninth Issuance of Debentures ratified the authorization to sell PT Portugal to Altice, including the rollout of the corporate reorganization required for implementing said sale. Also on said date, the AGD of the Fifth and Ninth Issuance of Debenture approved: (i) the authorization to roll out the corporate reorganization, through the absorption of Company’s outstanding shares by Telemar Participações S.A. raising Company’s governance level before BM&FBOVESPA; and (ii) temporary change in ratios resulting from the assessment of the financial covenants on maximum leverage to be ascertained by Company, for the four quarters in 2015, arising out of the result obtained by dividing Company’s Total Gross Debt by the EBITDA, which should be 4.5 times or less, except for events before or after the actual transfer of shares from PT Portugal to Altice and the payment of the price to Company where it is necessary to take into account the debts of PT Portugal and its subsidiaries in order to calculate the Total Gross Debt, which should be 6.0 times or less, calculated according to Company’s quarterly financial information and annual financial statements for 2015.

Due to the approval of the items above it has been approved the payment of a Waiver Fee by Company to Debenture holders of the fifth issue amounting to BRL 143.107735 per debenture of second Series (Cetip code: TNLE25), totaling BRL 3,521 and of the ninth issuance amounting to BRL105.378745 per debenture of the first Series (Oi BR-D91), totaling BRL 4,215 and BRL126.997862 per debenture of the second Series (Oi BR-D92), totaling BRL 20,320.

Under some debt instruments of the Company and its subsidiaries, default events can trigger the accelerated maturity of other debt instruments. The impossibility to incur in new debt might prevent such companies from investing in their business and incur in required or advisable capital expenditures, which would reduce future sales and adversely impact their profitability. Additionally, the funds necessary to meet the payment commitments of the borrowings raised can reduce the amount of funds available for capital expenditures.

In the financial years ended December 31, 2015, 2014, and 2013, we complied with these covenants.

Upon the closing of the financial statements for the year ended December 31, 2015 there was no noncompliance event under any of the Company’s financial ratio covenants that would permit the acceleration of the maturity of other debts.

g) limits of financings already agreed and percentages already utilized

Credit facilities executed and utilized

With respect to the financing described in item “10.1 f” above, Company has the following limits agreed and utilized:

- TMAR credit facility entered into with China Development Bank – In December 2015, TMAR entered into a Credit Facility Agreement with China Development Bank Corporation (“China Development Bank”), under which China Development Bank undertook to extend a credit facility of up to USD600 million. TMAR has drawn down USD32.5 million in December 2015, totalizing 5.4% of the total limit agreed. The funds raised were and will be invested in the infrastructure (CAPEX) related to landline and mobile telephony services. That loan will be compensated at fixed 2.00% pa rate. The principal will be repaid in 14 semiyearly installments, from April 2019 to June 2025. On December 31, 2015, the outstanding principal was USD32 million.

- Company’s credit facility with FINNVERA—In October 2014, Company entered into an export credit facility agreement with FINNVERA through a credit line with a principal of up to USD 397.36 million. Company has drawn down USD141 million in March 2015, representing 36% of the total facility agreed. The funds raised were and will be invested in the infrastructure (CAPEX) related to landline and mobile telephony services. The loan will be compensated at LIBOR variation plus 0.95% pa. The principal will be repaid in 17 semiyearly installments, starting in May 2015 and ending in November 2023. On December 31, 2015, the outstanding principal was USD124 million.

- Company’s credit facility with an international bank syndicate—In November 2011, Company and its subsidiaries entered into a revolving credit facility (Revolving Credit Facility) totaling USD1 billion. Drawdowns amounted to USD340 million and USD60 million in April 2015 and USD300 million in May 2015, totaling 70% of the total facility agreed. The funds raised supported Company’s capital needs. This loan has a 5-year term. On December 31, 2015, the outstanding principal was USD700 million.

Credit facilities executed and unused

In December 2014, Company entered into a financing with Banco do Nordeste do Brasil (BNB) amounting to BRL370.6 million in order to finance part of the investments in Brazil’s northeast region. No amount has been drawn up until presently.

h) material changes in each item of the financial statements

h.1) Income Statement

Year ended on December 31, 2015 compared to the year ended on December 31, 2014 (Consolidated)

The following discussion about the operating results is based on Company’s consolidated financial statements prepared in accordance with Brazilian’s general accounting practices. Company’s management utilizes information per business segments for decision making. Company has identified only one operating segment corresponding Telecommunication business in Brazil.

In addition to the Telecommunication business in Brazil, Company has other activities that do not comply either individually or collectively with any quantitative indicators requiring the disclosure as reportable business segment. Those activities refer essentially to the following companies: Mobile Telecommunications Limited in Namibia, Cabo Verde Telecom, Company Santomense de Telecomunicações, Listas Telefónicas de Moçambique, ELTA – Empresa de Listas Telefónicas de Angola e Timor Telecom, which perform landline and mobile telephony, and telephone list services, and have been formed after May 2014.

Cash generation is assessed by Management with a segmented view by client in the following categories:

•	Residential Services, focused on the sale of landline telephon services, including voice services, data communication services (broadband) and pay TV;

•	Personal Mobility focused on the sale of mobile telephony services to Post-paid and Pre-paid and mobile broadband clients; and

•	Business/Corporate including corporate solutions for our small, medium, and large size corporate clients.

The following table shows the line items of the consolidated income statement, in addition to the percentage variation compared to the previous year, for the years ended on December 31, 2015, and 2014.

	2015	2014	Variation (%)
Residential	9,779	9,995	(2.2)
Personal mobility	8,431	9,011	(6.4)
Business/Corporate	7,974	8,311	(4.1)
Other services and business	1,169	930	25.7

Revenue from sales and/or services	27,353	28,247	(3.2)
Operating expenses
Depreciation and amortization	(5,092)	(4,535)	12.3
Interconnection	(1,809)	(2,690)	(33.8)
Personnel	(2,719)	(2,829)	(3.9)
Third-party services	(6,317)	(6,259)	0.9
Network maintenance services	(1,902)	(1,923)	(1.1)
Handset and other costs	(285)	(730)	(61.0)
Publicity and advertisement	(406)	(674)	(39.8)
Rent and insurance	(3,600)	(3,120)	15.4
Provisions/write-offs	(860)	(779)	10.4
Provision for doubtful accounts	(721)	(649)	11.1
Impairment losses	(89)		n.a
Taxes and other expenses	(1,129)	(1,629)	(30.7)
Other operating revenues, net	278	3,246	(91.4)
Operating income before financial revenue and taxes	2,702	5,675	(52.4)
Financial revenue
Financial revenue	4,905	1,345	264.7
Financial expenses	(13,308)	(5,891)	125.9
Result before taxes	(5,701)	1,129	(605.0)
Income tax and social contribution	(715)	(1,120)	(36.2)
Net income (loss) from ongoing operations	(6,416)	9	n.a
Discontinued operations
Net income from discontinued operations (net of taxes)	1,068	(4,415)	124.2
Net income (loss) for the year	(5,348)	(4,406)	21.4
Net income (loss) assigned to controller	(4,935)	(4,407)	(12.0)
Net income assigned to minority shareholder	(413)	1	n.a

References to increases or reductions in any period in the following discussion are made in relation to the corresponding previous period, unless as otherwise indicated by the context.

The operating result for 2015 compared to the operating result for 2014 is impacted by the result of African operations on May 5, 2014. The main effects arising from the consolidation of African operations are detailed below.

Revenue from sales and/or services

The net operating revenue decreased 3.2% in 2015, mainly due to the 6.4% reduction in personal mobility net revenue, 4.1% in Business/corporate services net revenue, and 2.2% in residential services net revenue, whose effects were partially offset by the 25.7% increase in other services and business net operating revenue, mainly due to the consolidation of African results after May 5, 2014, which resulted in a net revenue from other services and business of BRL 913 million in 2015, compared to BRL635 million from May 5, to December 31, 2014.

Residential

The net operating revenue from residential services represented 35.8% of the net revenue originated by the segment for the year ended December 31, 2015. That segment of Oi includes landline telephony services, including voice services, data communication services (broadband) and Paid TV. The following table details the total number of retail lines (or accesses) and the net additions (exclusions) for the years ended on December 31, 2015, and 2014.

Cash-generating Units (in thousands) :	2015	2014	Variation (%)
Landline telephony services	10,019	10,957	(8.6)
Broadband	5,109	5,259	(2.9)
Paid TV	1,169	1,247	(6.3)
Total	16,297	17,463	(6.7)

The net operating revenue from residential services decreased 2.2% mainly due to: (1) 6.7% reduction in residential services customer base; and (2) reduction in landline-mobile (VC) charges. Those effects have been partially offset by paid TV increased revenue and a 6.4% increase in residential ARPU, mainly due to a customer base monetization and better sale quality marketing strategy.

The continuous residential ARPU growth and better customer and high-end offers mix evidencing the success of the strategy of pursuing increasingly the convergence of its services in order to monetize and maintain the customer base as well as improve customers’ experience and satisfaction.

Personal mobility

The net operating revenue of personal mobility category represented 30.8% of the net revenue originated by the segment for the year ended on December 31, 2015. That segment includes the sale of pre-paid and post-paid mobile telephony services including voice services and data communication provided to our personal mobility clients. The following table details the total number of mobile lines and the net additions for the years ended on December 31, 2015, and 2014.

Mobile telephony clients (in thousands):	2015	2014	Variation (%)
Post-paid	6,791	7,140	(4.9)
Pre-paid	39,068	41,322	(5.5)
Total	45,860	48,462	(5.4)

The net operating revenue from personal mobility services decreased 6.4% mainly due to: (1) 5,4% reduction in personal mobility customer base; (2) reduction in network use (interconnection), due to the 33% reduction in interconnection VU-M charges; and (3) reduction in revenue from material reselling, due to the strategy of outsourcing the sale of handsets, with the purpose of increasing logistics efficiency and improving the handset supply in sale channels. That drop was partially offset by the increase in the revenue from mobile data and value-adding services, and the increase in mobile ARPU, mainly due to Company’s customer base monetization strategy.

In November 2015, Oi launched Oi Livre, a set of innovative pre-paid offers with a substantial increase in data subscription for which a single value is charged for any operator throughout Brazil. Since its launch, Oi Livre won 10 million clients and, in January 2016 already answered for 26% of total pre-paid customer base. Additionally, the ARPU of clients migrating to Oi Livre per week rose approximately 17% only in 3 months.

Business/corporate

The net operating revenue from Business/corporate category represented 29.2% of the net revenue originated by the segment for the year ended on December 31, 2015. That segment included corporate solutions offered to small, medium, and large size corporate clients, including voice services and corporate data solutions. The following table details the total number of lines (or accesses) and the net retail additions for the years ended on December 31, 2015, and 2014.

Retail landline accesses (in thousands) :	2015	2014	Variation (%)
Landline	4,437	4,822	(8.0)
Broadband	580	617	(6.0)
Mobile	2,223	2,478	(10.3)
Total	7,241	7,917	(8.5)

The net operating revenue from Business/corporate services decreased 4.1% mainly due to: (1) reduction of business/corporate customers base; (2) reduction in landline-mobile (VC) charges; and (3) in VU-M mobile interconnection. Those effects have been partially offset by the increase in the revenue from IT and data services in corporate segment, mainly that related to the intensive increase in the offer of those services, and the increase in the revenue from PMEs mobility associated with the continuous structuring measures for improving client’s experience and simplifying the portfolio of offers.

Operating expenses (revenues)

Oi operating expenses (revenues) rose 9.2% for the year ended on December 31, 2015, mainly due to:

•	Increase of 15.4%, or BRL480 million, in rent and insurance;

•	Increase of 12.3%, or BRL557 million, in depreciation and amortization; and

•	Reduction of 91.4%, or BRL2,968 million, in other operating revenues, net;

The effects of those raises were partially offset by the reduction in the following expenses:

•	Reduction of 32.8%, or BRL881 million, in interconnection costs;

•	Reduction of 61.0%, or BRL445 million, in handset and other costs;

•	Reduction of 30.7%, or BRL500 million, in taxes and other expenses; and

•	Reduction of 39.8%, or BRL268 million, in publicity and advertisement expenses.

Oi operating income before the financial revenue and taxes dropped 52.4%, to BRL2,702 million for the year ended on December 31, 2015, from BRL5,675 million for the same period in 2014. As a percentage of the net revenue, the operating income before financial revenue and taxes dropped to 9.9% for the year ended on December 31, 2015, from 20.1% in the same period in 2014.

Rent and insurance. Rent and insurance costs rose 15.4%, to BRL3,600 million for the year ended on December 31, 2015 from BRL3,120 in the same period in 2014, mainly due to the increase in rent costs by virtue of the sale of the last lot of movable towers occurred in December 14 and the updating of network infrastructure property costs, resulting from the sale of non-strategic property, including GlobeNet, landline and mobile towers.

Interconnection. Interconnection costs dropped 32.8%, to BRL1,809 million for the year ended on December 31, 2015 from BRL2,690 in the same period in 2014, mainly due to a 33% drop in VU-M interconnection charges in February 2015, and the reduction in off-net mobile voice traffic, reflecting the new offers of mobile services.

Depreciation and amortization. Depreciation and amortization costs rose 12.3%, to BRL5,092 million for the year ended December 31, 2015, from BRL4,535 in the same period in 2014, mainly due to the expansion of the data communication network, motivated by a growth in mobile infrastructure.

Handset and other costs. Handset and other costs decreased 61.0%, to BRL285 million in the year ended December 31, 2015 from BRL730 in the same period in 2014, mainly due to the strategy of outsourcing the sale of handsets, with the purpose of increasing logistics efficiency and improving the handset supply in sale channels.

Publicity and advertisement. Publicity and advertisement costs dropped 39.8%, to BRL406 million in the year ended December 31, 2015, from BRL674 in the same period in 2014, mainly due to the increased selectivity in sales that caused a slowdown in marketing intensity.

Other net operating revenues. Other net operating revenues decreased 91.4% to BRL278 million in the year ended December 31, 2015, from BRL3,246 in the same period in 2014, mainly due to noncurrent effects occurred during 2014: (1) gains from the sale of shareholding interests of subsidiaries holding mobile telecommunication towers amounting to BRL2,370 million; (2) effect of BRL355 million provision write-off due to the methodology for assessing provisions for losses in corporate proceedings, and (3) effect from the BRL476 million provision write-off by virtue of the adhesion to REFIS.

Financial revenue

Financial revenue. Financial revenue rose 264.7% or BRL3,560 million, to BRL4,905 million in 2015 from BRL1,345 million in 2014, mainly due to: (1) increase of BRL3,317 million in foreign exchange variations on financial investments abroad, mainly due to the cash flow from PT Portugal sale to Altice in June 2015; and (2) increase of BRL356 million in other revenues, mainly due to gains from the payment of company’s own debentures.

Financial expenses. Financial expenses rose 125.9% or BRL7,416 million, to BRL13,307 million in 2015 from BRL5,891 million in 2014, mainly due to: (1) increase of BRL9,344 million in exchange variations on loans payable to third parties, increase of BRL1,199 million in in interest expenses on loans payable to third parties, partially offset by the increase of BRL5,370 million in revenues from financial derivative instrument transactions. The effects from those raises are associated mainly with the consolidation of results from subsidiary PT Finance Internacional (PTIF) after closing the sale of PT Portugal to Altice in June 2015, as well as by the 47.0% depreciation of the Real against the Dollar and the 31.7% depreciation of the Real against the Euro over 2015; (2) increase of BRL1,854 million in expenses with losses from financial investments classified as assets held for sale, mainly due to the devaluation of the fair value of the financial investment in Unitel, net of exchange variation reclassification accumulated until the impairment in other comprehensive result; and (3) increase of BRL327 million in expenses with taxes on financial transactions and bank charges, due to the increase in financial expenses.

Income tax and social contribution on profit

Income tax and social contribution on net profit. The nominal tax rate combined for the income tax and social contribution for the years ended December 31, 2015, and 2014 was 34%. Income tax and social contribution expenses dropped 36.2%, from BRL715 million in 2015 from BRL1,120 million in 2014. The The effective rate was 12.5% in 2015, and 99.3% in 2014. The following table provides a conciliation of the combined rate for the income tax and social contribution with the effective rate for each period presented.

	Year ended on December 31,
	2015	2014
Combined income tax and social contribution rate	34.0%	34.0%
Tax effects on equity accounting	(0.1)	0.2
Tax effects from permanent (additions) deletions	1.6	67.0
Tax effects on tax incentives	0.1	(3.2)
Tax effect from the provision for deferred tax credit losses	(24.4)	—
Tax effect from deferred and non-established fiscal assets	(4.2)	4.2
Tax effect from deferred tax assets registered	—	(4.6)
Tax effects from income tax from previous years	(3.0)	0.4
Tax effects from differentiated income taxes	(16.5)	1.4
Effective rate	(12.5)	99.3%

Our effective tax rate was negative in 12.5% in 2015, mainly due to (1) the effect of the provision for losses in the realization value of deferred tax credits that reduced the effective tax rate by 24.4%; (2) tax effect from differentiated tax rates, corresponding to the effects of the difference between the tax rate applicable in Brazil and the tax rates applicable to other companies of the Group headquartered abroad, which reduced the effective tax rate by 16.5%; and (3) effect of non-assessed deferred tax assets, which correspond to deferred tax assets effects resulting from subsidiaries that do not establish any tax credit on tax losses and negative tax base along the year.

Our effective tax rate was 99.3% in 2014, mainly due to (1) the effect of permanent additions, mainly due to the net effects from permanent additions of discharge of principal, fine, and interest with using the tax loss balance and negative bases of CSLL pursuant to article 2 of act 12,996/2014 and article 33 of Act 13,043/2014 amounting to BRL 443 million and write-off of tax credit of improbable realization related to potential losses of shares of PT SGPS held by TMAR subsidiary totaling BRL 266 million, which increased the effective tax rate by 67%; and (2) tax effect from tax incentives provided by SUDENE (Superintendency of Development of the Northeast) resulting from a decrease in the calculation basis of the profit in the regions promoted by SUDENE, which reduced our effective tax rate by 3.2%

Result for the year

Profit (loss) from continued transactions. Due to the abovementioned, continued operations losses were BRL6,416 million in 2015 from a BRL9 million profit in 2014.

Net income from discontinued operations (net of taxes). In 2015, refers to the outcome of PT sale and includes: (1) the reduced investment cost considering the premium (goodwill) value, resulting from the business combination between Company and PT deducting the provision for losses of BRL 4.2 billion, recognized in December 2014, and sale expenses totaling BRL 1.3 billion; and (2) the BRL 0.7 billion revenue from the cash paid directly to Company. The final price is subject to occasional adjusts after closing to be assessed over the next months due to changes in the position of cash, debt, and working capital on the closing date. In 2014, the net income from discontinued operations (net of taxes) is represented mostly by the provision for losses amounting to BRL 4.2 billion in the investment of PT Portugal resulting after recognizing PT Portugal assets at their fair value net of selling costs.

Loss for the period. As mentioned in the previous movements, the loss for the year was BRL5,348 million in 2015 from BRL4,406 million in losses for 2014.

Year ended December 31, 2014 compared to year ended December 31, 2013 (Consolidated)

The following discussion on operating results is based on Company’s consolidated financial statements prepared in accordance with Brazilian accounting practices. Company’s management utilizes the information by business segments to make decisions. Company has identified only one operational segment corresponding to Telecommunication business in Brazil.

Due to the discontinuance of the business in Portugal, the corresponding Telecommunication operating segment in Portugal is not reported since December 31, 2014.

In addition to the Telecommunication business in Brazil, Company has other activities that do not comply individually or collectively with any quantitative indicators that require the disclosure as a reportable business. Those activities refer essentially to the following companies: Mobile Telecommunications Limited in Namibia, Cabo Verde Telecom, Company Santomense de Telecomunicações, Listas Telefónicas de Moçambique, ELTA – Empresa de Listas Telefónicas de Angola e Timor Telecom, which perform landline and mobile telephony, and telephone list services, and have been formed after May 2014.

Cash generation is assessed by Management with a segmented view by client in the following categories:

•	Residential Services, focused on the sale of landline telephon services, including voice services, data communication services (broadband) and pay TV;

•	Personal Mobility focused on the sale of mobile telephony services to Post-paid and Pre-paid and mobile broadband clients; and

•	Business/corporate including corporate solutions for our small, medium, and large size corporate clients.

The following table shows the line items of the consolidated income statement, in addition to the percentage variation compared to the previous year, for the years ended on December 31, 2014, and 2013.

	2014	2013	Variation (%)
Residential	9,995	10,303	(3.0)
Personal mobility	9,011	9,290	(3.0)
Business/corporate	8,311	8,455	(1.7)
Other services and business	929	374	148.4
Revenue from sales and/or services	28,246	28,422	(0.6)
Operating expenses
Depreciation and amortization	(4,535)	(4,278)	6.0

Interconnection	(2,690)	(3,966)	(32.2)
Personnel	(2,829)	(2,534)	11.6
Third-party services	(6,259)	(6,120)	2.3
Network maintenance services	(1,923)	(2,328)	(17.4)
Handset and other costs	(730)	(515)	41.8
Publicity and advertisement	(674)	(557)	21.0
Rent and insurance	(3,120)	(2,120)	47.2
Provisions/write-offs	(779)	(657)	18.6
Provision for doubtful accounts	(649)	(923)	(29.7)
Taxes and other expenses	(1,629)	(1,508)	8.0
Other operating revenues, net	3,246	2,370	37.0
Operating income before financial revenue and taxes	5,675	5,286	7.4
Financial revenue
Financial revenue	1,345	1,375	(2.2)
Financial expenses	(5,891)	(4,650)	26.7
Result before taxes	1,129	2,011	(43.9)
Income tax and social contribution	(1,120)	(519)	115.8
Net income (loss) from ongoing operations	9	1,492	(99.4)
Discontinued operations
Net income from discontinued operations (net of taxes)	(4,415)
Net income (loss) for the year	(4,406)	1,492	(395.3)
Net income (loss) assigned to controller	(4,407)	1,493	(395.2)
Net income assigned to minority shareholder	1

References to increases or reductions in any period in the following discussion are made in relation to the corresponding previous period, unless as otherwise indicated by the context.

The operating result for 2014 compared to the operating result for 2013 is impacted by the result of African operations on May 5, 2014. The main effects arising from the consolidation of African operations are detailed below.

Revenue from sales and/or services

The net operating revenue decreased 0.6% in 2014, mainly due to the 3.0% decrease in the net revenue from residential services, from 3.0% of the net revenue from personal mobility services and 1.7% of the net revenue from Business/corporate services, whose effects were partially offset by the increase of 148.4% in net operating revenue form other services and business, mainly due to the consolidation of African results commencing on May 5, 2014, which originated a net revenue from other services and business of BRL635 million.

Residential

The net operating revenue from residential services represented 35.4% of the net revenue originated by the segment in the year ended December 31, 2014. That segment of Oi includes landline telephony services, including voice services, data communication services (broadband) and Paid TV. The following table details the total number of retail lines (or accesses) and the net additions (exclusions) for the years ended December 31, 2014, and 2013.

Cash Generating Units (in thousands) :	2014	2013	Variation (%)
Landline telephony services	10,957	11,750	(6.7)
Broadband	5,259	5,258	0.0
Paid TV	1,247	829	50.4
Total	17,463	17,837	(2.1)

The net operating revenue from residential services decreased 3.0% mainly due to (1) a reduction in the customer base of landline telephony services; and (2) reduction in landline-mobile (VC) charges. Those effects have been partially offset by the paid TV and broadband revenue increase, mainly due to convergent sales and offers and the upselling strategy, which has been positively impacting the Residential ARPU.

The multiproduct approach for the residential segment is focused on integrated domiciles, in order to increase its portion of client’s budget when selling multi-play services, increase the ARPU and client’s loyalty.

Cash generating units (UGR) from Residential services—Overview

Landline. The number of landline telephony clients in the residential segment totaled 10,957 thousand and net disconnections totaled 793 mil landlines in 2014, from 728 thousand in 2013. Company has been working in the implementation of different initiatives to implement the business turnaround. One of its initiatives are collective facilities for Residential products, which consists in the installation of the landline and broadband line in a single technical visit.

The marketing focused on convergence utilizes the paid TV as a strategic tool to offer converging packages combining all services (landline telephony, broadband, Paid TV, and mobile services), as well as plans in the Personal mobility segment that promote the landline-mobile convergence. Convergent offers, as the Oi Conta Total (“OCT”) and the Oi Voz Total (“OVT”).

“Oi Conta Total” is a post-paid triple-play offer combining landline telephony, broadband, and post-paid mobile that may be combined with Paid TV (quadruple-play) and mobile data package. Oi Voz Total is a double-play offer combining landline and pre-paid mobile lines in order to promote the landline-mobile convergence and increase clients’ loyalty. All those offers have disconnection rates very low when compared to separate products.

Broadband. The number of broadband clients in the residential segment was 5,259 thousand, flat when compared to 2013. The penetration of Oi landline broadband in residences that already had other Oi products reached 48.0%, 3.2 percentage points above the 44.2% registered at the end of 2013, as a result of Company’s initiative to promote improvements in the retention and monetization of its clients, investing in the expansion and capability of its broadband network and in the increase of the speed to clients. The average speed for Residential broadband clients rose 17.6%, to 4.5 Mbps in 2014. UGR participation with speeds starting at 5 Mbps and exceeding 10 Mbps also rose, 49.6% and 22.6%, respectively, with respect to previous year. Currently, approximately 64.5% of gross additions have speeds starting at 5 Mbps and 28.6% have speeds starting at 10 Mbps.

Together with the Paid TV, the broadband has a fundamental role in increasing the profitability through convergent officers. Consequently, the broadband churn reflects Company’s strategy to focus quality improvement and among its customer base.

Paid TV. The Paid TV customer base in residential segment was 1,247 thousand URG, an increase of 50.4% over the same period last year. The strong performance of Oi TV is based on a differentiated value proposition, with regional content of Globo in high definition and superior packages at competitive prices, coupled with improved sales mix in the customer base. Oi TV offers more channels, including high definition open channels in all offers, a wide range of Globo channels (the large number of Globo channels among Paid TV operators), new pay per view services and DVR (video recorder digital). Additionally, in 2000 municipalities, Oi is the only operator of Paid TV with Globo signal, which differentiates even more Oi TV offer. All these advantages are supported by a solid satellite capacity, which will provide continuous improvements in Oi Paid TV product in the long-term.

The new Oi TV offer is also increasing the potential for upselling Oi portfolio, resulting in ARPU growth and playing a strategic role in retaining and increasing residential customers’ loyalty, which translates into a better performance in terms of churn rate. As seen recently, Oi TV is presenting a consistent and sustainable growth in terms of customer base with the addition of quality customers, with early churn and first payment default under control.

Residential ARPU. Company ended 2014 with 10,957 thousand households connected to the network, 62% of which, or 6,793 thousand residences with more than one Oi product. As a result of convergent offers, Residential ARPU continued to register positive results, closing at BRL74.0, a 4.5% rise compared to 2013. This performance is the result of landline broadband and Paid TV growth, as well as the loyalty and retention initiatives.

Personal mobility

The net operating revenue of personal mobility category represented 31.9% of the net revenue originated by the segment in the year ended December 31, 2014. That segment includes pre-paid and post-paid mobile telephony service sales including voice services and data communication provided to our personal mobility clients. The following table details the total number of mobile lines and the net additions for the years ended December 31, 2014, and 2013.

Mobile telephony clients (in thousands):	2014	2013	Variation (%)
Post-paid	7,140	6,708	6.4
Pre-paid	41,322	41,019	0.7
Total	48,462	47,727	1.5

The net operating revenue from personal mobility services decreased 3.0% mainly due to the 34.8% in the revenue from network use, due to a reduction in interconnection VU-M charges. That drop was partially offset by an increase in revenue from pre-paid recharges, revenue from movable data and handset sales.

Cash generating units (UGR) dos Mobile services—Overview

Pre-paid. The number of pre-paid clients was 41,322 thousand, a 0.7% increase compared to 2012.

In line with the focus of the Company in cash generation and financial discipline, Oi keeps its focus on pre-paid, because of its intrinsic characteristics, such as scale, lower customer acquisition costs, no invoicing or collection cost, absence of default and favorable impact on working capital.

In 2014, the gross volume of recharges increased 6% compared to 2013. Recharges continued to record solid results and achieved volume and consumption levels even higher at the end of the year. Company continued to stimulate consumption of recharges promoting offers with daily charges and weekly/monthly packages and through the use of active marketing tools.

Pre-paid mobile data consumption continues to record a consistent growth in terms of mobile Internet, due to the sale of additional packages that complement the offers to clients and the use of active marketing tools. This performance continued to be based on the results of VAS 2.0 services, such as Oi Apps Club, Oi Conselheiro, Oi Saúde, and Para Aprender, and the profitability of traditional services, such as voice mail, in addition to the continuous growth of channels selling value-added services.

Post-paid. The number of post-paid customers was 7,140 thousand, a 6.4% increase compared to 2013. Oi Controle plan recorded an annual growth of 13.7%, achieving 42.7% of Oi post-paid base. The post-paid churn rate has improved continuously, mainly due to the better quality of sales, which also explains the growth in post-paid base.

The Oi Controle has a strategic value to the Company, as it combines the absence of default with a favorable impact to the working capital, which advantages are typically pre-paid offers, with a more robust consumer profile, similar to post-paid offers. Therefore, this hybrid plan has a more attractive ARPU and a lower churn rate than pre-paid plans.

In 2014, Company simplified and reduced its portfolio of post-paid and Control plans offered to the market, i.e., from 27 to 14 plans, combining voice and data packages across the portfolio. This initiative reduces operating costs by simplifying the sales process and improves voice and data ARPU of new customers, in line with Company’s focus on operational turnaround.

The revenue from the post-paid mobile internet segment rose 31% compared to 2013, due to an increased penetration of 3G/4G smartphones and data packages.

2G, 3G, and 4G LTE Coverage. Oi 2G coverage reached a total of 3,386 municipalities, or the equivalent to 93% of the urban population of the country, an annual increase of 44 municipalities. Company has improved its 3G network coverage capacity to meet the growing demand of data use and take advantage from the opportunities in the mobile data segment.

Oi also offers data packages using 4G LTE technology in 45 cities, which represents 36% of Brazilian urban population.

ARPU mobile. ARPU mobile considers the total mobile revenues (Personal mobility + Corporate/PMEs) in view of a separate mobile business, i.e., considering the revenue from traffic between mobile and landline (intercompany) divisions, but excludes the revenue from long distance calls with mobile origin from STFC license (landline voice concession). This value is then divided by average customer base to reach the mobile ARPU.

In 2014, mobile ARPU was BRL 18.7, a reduction of 5.9% compared to 2013, impacted by the reduction of 25% in interconnection rates, but partially offset by the increase in data revenue and volume of recharges in the pre-paid segment. Excluding interconnection revenue, ARPU Mobile rose 6.1% when compared to 2013.

Business/corporate

The net operating revenue from Business/corporate category represented 29.4% of the net revenue originated by segment in the year ended December 31, 2014. That segment includes business solutions offered to corporate customers small, medium and large size business including voice services and enterprise data solutions. The Following table details the total number of lines (or accesses) and the net retail additions for the years ended December 31, 2014 and 2013.

Retail landline accesses (in thousands) :	2014	2013	Variation (%)
Landline	4,822	5,105	(5.5)
Broadband	617	630	(2.1)
Mobile	2,478	2,511	(1.3)
Total	7,917	8,246	(4.0)

The net operating revenue from Business/corporate services decreased 1.7% mainly due to reduction in landline-mobile (VC) charges and in VU-M mobile interconnection. These effects were partially offset by the increase in revenues from IT services and the corporate data segment and increased PME mobility revenue associated with Company’s commitment to profitability and productivity.

The number of Business/Corporates customers totaled 7,917, a decrease of 4.0% compared to the end of 2013, focus reflection on the quality of sales, combined with PME’s channel restructuring.

Cash generating units(UGR) of Business/Corporate segment – Overview

Corporate. The business segment (SMEs) continued to focus on productivity through initiatives to improve margins. The segment is implementing initiatives to transform the Company by simplifying the portfolio of offerings, the commission model and process activities in addition to the focus on franchising as the main sales channel.

Taking productivity as the highest priority in the Corporate segment, Oi recorded an improvement in default of the first payment and reduced costs with commissions in relation previous pa. Despite the increase in net disconnections and the fall in gross additions, the segment has focused on the quality of processes and therefore has recorded sequential improvements in quality metrics, such as the reduction in the average time installations and repairs.

Corporate. IT and data communication services continued to drive the expansion of the Corporate segment revenue. Innovative data center, cloud, and IT offers combined with telecommunications solutions, showed a significant annual growth of 38.5%, contributing to an increase in the share of non-voice service revenues to 62% at the end of 2014. The revenue no voice grew 12.4% pa over 2013. the Corporate segment’s strategy is to seek more lasting revenues and higher profitability services.

Oi showed an increase in data communication of 8.8% pa over 2013, mainly driven by network and Internet services (IP) access. Compared to 2013, VPN network training services increased 9.5%, while Internet access services (IP) rose 48.4% and digital trunks landline telephony grew by 6.5%.

Operating expenses (revenues)

Oi operating expenses (revenues) decreased 2.4% in the year ended December 31, 2014, mainly due to:

•	Reduction of 32.2%, or BRL1,276 million, in interconnection costs;

•	Increase of 37%, or BRL876 million, in other operating revenues, net;

•	Reduction of 17.4%, or BRL405 million, in network maintenance services; and

•	Reduction of 29.7%, or BRL274 million, in the provision for doubtful accounts.

The effects from such factors have been partially impacted by the increase of the following expenses:

•	Increase of 47.2%, or BRL1,000 million, in rent and insurance costs;

•	Increase of 11.6%, or BRL295 million, in expenses with personnel;

•	Increase of 6.0%, or BRL257 million, in depreciation and amortization costs;

•	Increase of 41.7%, or BRL215 million, in handset and other costs;

•	Increase of 21.0%, or BRL117 million, in publicity and advertisement expenses;

•	Increase of 18.6%, or BRL122 million, in provisions/write-offs;

•	Increase of 8%, or BRL121 million, in taxes and other expenses; and

•	Increase of 2.3%, or BRL139 million, in third-party service costs.

Thus, Oi operating profit before financial revenue and taxes rose 7.4%, to BRL5,675 million in the year ended December 31, 2014, from BRL5,286 million in the same period in 2013. As a percentage of the net revenue, the operating profit before financial revenue and taxes rose to 20.1% in the year ended December 31, 2014 from 18.6% in the same period in 2013.

Interconnection. Interconnection costs dropped 32.2%, to BRL2,690 million in the year ended December 31, 2014, from BRL3,966 in the same period in 2013, mainly due to the 25% drop in VU-M interconnection charges, implemented in February 2014, and the reduction in the off-net mobile voice traffic, reflecting the success of offers encouraging on-net traffic.

Network maintenance services. The costs of network maintenance services decreased 17.4% to BRL1,923 million in the year ended December 31, 2014 against BRL2,328 in the same period in 2013 primarily due to: (1) the internalization of part of maintenance operations internal plant during 2013; and (2) the commitment of the Company to improve the efficiency and productivity and discipline in the reduction of costs.

Provision for doubtful accounts. The provision for doubtful accounts decreased 29.7%, to BRL 649 million in the year ended December 31, 2014, from BRL923 in the same period in 2013, mainly due to the improved credit policy as a continuation of actions to improve churn and sales quality. On December 31, 2014 the provisions for doubtful accounts corresponded to 2.3% of net revenue, 0.9% lower than in the same period in 2013 (3.2%).

Rent and insurance. The cost of rent and insurance rose 47.2% to BRL3,120 million in the year ended December 31, 2014 from BRL2,120 in the same period in 2013, mainly due to: (1) an increase in the value of the rent of the network infrastructure property, driven by the sale of non-strategic assets including GlobeNet, landline and mobile towers; (2) Increase of the costs of satellite capacity rental relative to SES-6 satellite; and (3) annual contractual arrangements.

Personnel. Costs and expenses with personnel, including social benefits and charges and participation of employees and management sharing of results, rose 11.6% to BRL2,829 million in the year ended December 31, 2014, from BRL2,534 in the same period in 2013 mainly due to: (1) renegotiation of some of the collective bargaining agreements in late 2013, and (2) internalization of part of the internal plant maintenance operations.

Depreciation and amortization. The costs of depreciation and amortization increased 6.0% to BRL4,535 million in the year ended December 31, 2014 from BRL4,278 in the same period in 2013, mainly due to the expansion of the data communication network, motivated by the growth in 4G and 3G infrastructure.

Handset and other costs. equipment costs and other increased 41.7% to BRL730 million in the year ended on December 31, 2014 from BRL515 in the same period in 2013 Mainly due too increased sales of handsets driven by partnerships with major retailers in an initiative strategic to leverage the smartphone sales.

Publicity and advertisement. Publicity and advertisement costs increased 21.0% to BRL 674 million in the year ended December 31, 2014, from BRL557 in the same period in 2013, mainly due to increased advertising campaign costs related to Oi TV and FIFA World Cup event.

Third-party services. Costs and expenses from third-party services increased 2.3% to BRL6,259 million in the year ended December 31, 2014 against BRL6,120 in the same period in 2013 Mainly due too increased expenditure on TV content and the implementation of IT projects for the FIFA World Cup; this increase was partially offset by a reduction in consulting expenses and lower call center costs due to more efficient sales processes.

Other operating revenues, net. The other operating revenues, net, increased to BRL3,246 million in the year ended on December 31, 2014 mainly due to: (1) BRL2,370 million, net of transaction costs related to the sale of 100% of the share capital in two subsidiaries, holders of telecommunications towers used in the provision of mobile telephony services; (2) BRL355 million reversal of a provision arising from the review of the calculation methodology of the provisions for losses on corporate processes; (3) reversal of BRL476 million provision due to the adherence to REFIS. In 2013, revenues (expenses) include substantially: (1) BRL 201 million resulting from recorded provision reversal following the review of the calculation methodology of the provisions for losses on labor claims; (2) BRL 330 million resulting from the reversal of provision for employee participation in profits; (3) BRL 173 million related to the sale of a property; and (4) BRL 1,497 million, net of expenses associated with this transaction, related to the sale of GlobeNet.

Financial revenue

Financial revenue. The financial income decreased 2.2% to BRL 1,345 million in 2014 compared to BRL1,375 million in 2013, Mainly due to: (1) decrease of 59.0% in dividends receivable from PT, due to the corporate reorganization occurred in May 2014 (2) decrease of 53.4% in foreign exchange variation on investments abroad BRL32 million in 2014 compared to BRL70 million in 2013, Mainly due to decrease in our investments in foreign currency, and (3) decrease 36.2% in other revenues of BRL163 million in 2014 compared to BRL254 million in 2013.

The effects from those decreases were partially offset by: (1) a 27.3% increase in the income from financial investments from BRL355 million in 2014 to BRL279 million in 2013, Mainly due to the increase in the average volume of our short investments term, mainly due to the capital increase occurred in May 2014 and (2) a 9.8% increase in interest and monetary variation on other assets of BRL762 million in 2014 compared to BRL694 million in relation to 2013.

Financial expenses. Financial expenses rose 26.7% to BRL5,891 million in 2014 compared to BRL4,650 million in 2013, mainly due to: (1) a 19.6% increase in interest on loans payable to third parties and interest on debentures to BRL2,933 million in 2014 compared to BRL2,452 million over 2013, mainly due to an increase in the average balance of our loans payable to third parties, mainly due to credit facilities for funding and loans disbursements from BNDES (2) 63.1% reduction in gains on transactions with derivatives of BRL427 million in 2014 compared to BRL1,159 million in 2013, mainly due to the depreciation of 13.4% of the Real against the US dollar, (3) An increase of 31.8% of interest and monetary variation on other BRL811 million of liabilities in 2014 compared to BRL616 million in 2013, Mainly due to the increase in interest and inflation adjustments of other obligations of the Company Mainly due to an increase the average quantity of our other obligations, (4) a increase of 99.9% in financial transactions on tax expenses and bank charges of BRL386 million in 2014 compared to BRL193 million in 2013, mainly due to the increase in these expenses as a result Increase the operation of capital occurred in May 2014, and (5) a Increase of 73.3% in other expenses of BRL358 million in 2014 compared to BRL206 million in 2013.

The effects of these increases were partially offset by a reduction of 27.2% in monetary and exchange variations on loans payable to third parties of BRL1,465 million in 2014 compared to BRL2,013 million in 2012, mainly due to the depreciation 13.4% of the Real against the US dollar.

Income tax and social contribution on profit

Income tax and social contribution on net profit. The nominal percentage for the combined income tax and social contribution for the years ended on December 31, 2014 and 2013 was 34%. The expense for income tax and social contribution increased 115.8% from BRL1,120 million in 2014 compared to BRL519 million in 2013. The effective rate was 93.5% in 2014 and 25.3% in 2013. The Following Provides a table conciliation of the combined rate for the income tax and social contribution with the effective rate for each period presented.

	Year ended on December 31,
	2014	2013
Combined income tax and social contribution rate	34.0%	34.0%
Tax effects on equity accounting	0.2	0.3
Tax effects from permanent (additions) deletions	63.1	(7.1)
Tax effects on tax incentives	(3.0)	(1.5)
Tax effect from the offset of tax losses and negative base	—	(1.3)
Tax effect from deferred and non-established fiscal assets	3.9	4.6
Tax effect from deferred tax assets registered	(4.4)	—
Tax effects from income tax from previous years	0.4	(3.6)
Tax effects from differentiated income taxes	(0.6)	—
Effective rate	93.5%	25.3%

Our effective tax rate was 93.5% in 2014, mainly due to the (1) the tax effect of permanent additions, Mainly due to the net effects of permanent additions main discharge, fine and interest with the use of balance of tax losses and carry forwards under Article 2 of Act 12,996/2014 and Article 33 Act 13,043/2014 in the amount of BRL 443 million and low tax credits unlikely achievement related to potential losses of the shares held by PT SGPS by TMAR of BRL 266 million, which increased the effective tax rate at 63.1% (2) the tax effect of the tax incentives provided by the Northeast Development Agency, or SUDENE, resulting from a reduction in the basis for calculating the profit in the regions promoted by SUDENE, which reduced our effective tax rate by 3.0%.

Our effective tax rate was 25.3% in 2013, Mainly due to the (1) the tax effect of permanent additions, Mainly due to the net effects of permanent exclusion (additions) of prescribed dividends, non-deductible fines, tax incentives and sponsorships which decreased the effective tax rate by 7.1%, (2) the tax effect of the tax incentives provided by the Northeast Development Agency, or SUDENE, resulting from a reduction in profit tax basis in the regions promoted by SUDENE, which reduced our effective tax rate by 1.5%, (3) the tax effects of income tax from previous years, which reduced our tax rate by 3.6% and (4) the tax effect of our use of tax loss carry forwards, which reduced our effective tax rate by 1.3%. The effects of these factors were partially offset by the tax effect of assets unrecognized deferred tax in relation to legal persons who are not eligible to recognize tax credits on tax losses, which increased the effective tax rate by 4.6%.

Result for the year

Profit from continuous operations. Profit from continuing operations was BRL8 million in 2014 and BRL1,493 million in 2013.

Net income from discontinued operations (net of taxes). The net income from discontinued operations (net of taxes) is represented mainly by: (1) Provision for loss in value of BRL 4,164 million in PT Portugal investment resulting from the recognition of assets of PT Portugal at their fair value less costs of sales. The sale value considered to determine the allowance for loss corresponds to offer Altice of BRL 23,880 million (€ 7,400 million) deducted from the “earn-out” of BRL 1,613 million (€ 500 million) and liabilities for retirement benefits assumed by PT Portugal and other amounting to BRL3,872 million (€ 1,200 million), and (2) results of discontinued operations of PT Portugal in the amount of BRL250 million.

Loss for the period. Because of the above, the loss for the year was BRL4,406 million in 2014 compared to BRL1,493 million profit in 2013.

h.2) Balance sheet

Balance sheets as of December 31, 2015 and December 31, 2014

	Consolidated in millions of reais, except percentage				Variation (%)
ASSETS	2015	%	2014	%	Dec 15 x Dec 14
Current	38,067	39.2	49,287	47.9	(22.8)
Cash and cash equivalents	14,898	15.4	2,449	2.4	508.3
Financial investments	1,802	1.9	171	0.2	953.6
Derivative financial investments	606	0.6	341	0.3	77.8
Accounts receivable	8,380	8.6	7,450	7.2	12.5
Stocks	352	0.4	479	0.5	(26.5)
Current tax recoverable	916	0.9	1,097	1.1	(16.5)
Other taxes	923	1.0	1,054	1.0	(12.4)
Deposits with court	1,258	1.3	1,134	1.1	11.0
Assets related to pension funds	1	0.0	2	0.0	(62.4)
Prepaid expenses	293	0.3	301	0.3	(2.6)
Assets held for sale	7,686	7.9	33,927	33.0	(77.3)
Other assets	952	1.0	882	0.9	8.0
Noncurrent	58,948	60.8	53,502	52.1	10.2
Financial investments	126	0.1	111	0.1	13.5
Derivative financial investments	6,780	7.0	2,881	2.8	135.3
Deferred taxes recoverable	8,883	9.2	7,626	7.4	16.5
Other taxes	660	0.7	742	0.7	(11.1)
Deposits with court	13,119	13.5	12,260	11.9	7.0
Assets related to pension funds	129	0.1	46	0.0	180.7

Prepaid expenses	71	0.1	104	0.1	(31.5)
Other assets	225	0.2	223	0.2	1.0
Investments	155	0.2	148	0.1	4.7
Fixed assets	25,497	26.3	25,670	25.0	(0.7)
Intangible assets	3,302	3.4	3,691	3.6	(10.5)
TOTAL ASSETS	97,015	100.0	102,789	100.0	(5.6)

	Consolidated in millions of reais, except percentage				Variation (%)
LIABILITIES	2015	%	2014	%	Dec 15 x Dec 14
Current	25,574	26.4	42,558	41.4	(39.9)
Salaries, social charges and benefits	660	0.7	744	0.7	(11.2)
Suppliers	5,005	5.2	4,337	4.2	15.4
Loans and financings	11,810	12.2	4,464	4.3	164.6
Derivative financial investments	1,989	2.1	524	0.5	279.6
Current tax payable	340	0.4	477	0.5	(28.8)
Other taxes	1,554	1.6	1,668	1.6	(6.9)
Dividends and interest on shareholders’ equity	96	0.1	185	0.2	(47.9)
Authorizations and concessions payable	912	0.9	676	0.7	34.9
Tax refinancing program	78	0.1	94	0.1	(16.6)
Provisions	1,021	1.1	1,059	1.0	(3.6)
Provisions for pension funds	145	0.1	130	0.1	11.2
Liabilities associated with assets held for sale	745	0.8	27,178	26.4	(97.3)
Other obligations	1,220	1.3	1,022	1.0	19.3
Noncurrent	57,035	58.8	40,921	39.8	39.4
Loans and financings	48,048	49.5	31,386	30.5	53.1
Derivative financial investments	521	0.5	143	0.1	264.6
Other taxes	924	1.0	875	0.9	5.6
Authorizations and concessions payable	7	0.0	686	0.7	(99.0)

Tax refinancing program	717	0.7	896	0.9	(20.0)
Provisions	3,414	3.5	4,073	4.0	(16.2)
Provisions for pension funds	399	0.4	347	0.3	15.1
Other obligations	3,004	3.1	2,515	2.4	19.5
Shareholders’ equity	14,406	14.8	19,310	18.8	(25.4)
Capital	21,438	22.1	21,438	20.9	0.0
Share issuance costs	(377)	(0.4)	(310)	(0.3)	21.8
Capital reserve	7,016	7.2	3,978	3.9	76.4
Obligations under equity instruments		0.0	(2,895)	(2.8)	(100.0)
Capital gains		0.0	1,933	1.9	(100.0)
Treasury shares	(5,531)	(5.7)	(2,368)	(2.3)	133.6
Other comprehensive results	338	0.3	45	0.0	651.6
Other	4	0.0	4	0.0	0.0
Accrued losses	(9,672)	(10.0)	(4,024)	(3.9)	140.4
Non-controlling interest	1,191	1.2	1,509	1.5	(21.1)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	97,015	100.0	102,789	100.0	(5.6)

ASSETS

Cash, cash equivalents and financial investments.

The cash, cash equivalents and financial investments account (including financial investments classified as noncurrent assets) had a balance of BRL16,826 million on December 31, 2015, an increase of BRL14,095 million or 508% compared to December 31, 2014, the effects of this change are represented mainly due to: (1) cash received from the sale of PT Portugal amounting to BRL17,218 million; (2) funding of loans and financing in the amount of BRL7,219 million; (3) updating of cash and cash equivalents amounting to BRL3.316 million; and (4) disbursements related to: (i) repayment of principal loans and financing amounting to BRL8,604 million; (Ii) the acquisition of assets and intangible fixed assets amounting to BRL3,681 million; (Iii) net disbursements of deposits and restricted deposits in the amount of BRL1,066 million; and (iv) disbursements related to permits and licenses in the amount of BRL349 million.

Derivative financial instruments—Assets and liabilities—current and noncurrent

The account of derivatives financial instruments (assets and liabilities—current and noncurrent) had an assets balance of BRL4,876 million on December 31, 2015, an increase of BRL2,321 million in the same period in 2014. The effects of this increase are mainly due to: (1) increase in derivatives financial instruments hedging transactions, and (2) 47.0% depreciation of the real against the dollar and 31.7% depreciation of the Real against the Euro in 2015.

Accounts receivable

On 31 December 2015, the balance of accounts receivable had a balance of BRL8,380 million a BRL930 million increase or 12% compared to December 31, 2014 Mainly due to the Increase of customer credits due.

Deferred taxes recoverable – noncurrent

The deferred taxes recoverable account balance was BRL8,833 million on December 31, 2015, an increase of BRL1,257 million over the same period in 2014, mainly due to: (1) the effects of the merger of deferred tax assets resulting from the merger, in September 2015, of controller Telemar Participações SA (“TmarPart”) amounting to BRL982 million; (2) IR and CS credit creation on temporary differences recognized against income and shareholders’ equity amounting to BRL1,130 million (3) IR and CS credit creation on tax losses and negative tax base amounting to BRL768 million. The effects of these increases were offset by (1) provision for losses to realizable value of tax credits amounting to BRL1,392 million and (2) compensation related to the payment of the PRORELIT installment (Reduction of Tax Disputes Program) in the amount of BRL318 million.

Deposits with court – current and noncurrent

The deposits with court account had balance of BRL 14,377 million on December 31, 2015, an Increase of BRL983 million or 7% compared to December 31, 2014. The effects of this increase are represented mainly by Increase of BRL540 million in deposits with court civil, BRL83 million in deposits with tax court and BRL361 million in deposits with labor court, related to lawsuits, deposits with court account had balance of BRL14,377 million on December 31, 2015, an Increase of BRL983 million or 7% compared to December 31, 2014. the effects of this increase are mainly represented by the increase of BRL540 million in deposits with civil court, BRL83 million in deposits with tax court and BRL361 million in deposits with labor court, related to lawsuits.

Assets held for sale

In 2015, assets held for sale account corresponds to the classification of operations of operations in Africa due to the intention of the Company to sell the shares in African and Asian companies. The reduction in the balance during the year was due to the completion of the sale of the PT Portugal shares to Altice (involving substantially the operations conducted by PT Portugal in Portugal and Hungary). Additionally, in December 2015, Company recognized a provision for the devaluation of the Investments in Unitel, and a provision for loss of goodwill of African companies in the amount of BRL2,2 billion.

Fixed assets

The assets owned fixed assets balance of BRL25,497 million on December 31, 2015, a decrease of BRL173 million or 1% compared to December 31, 2014 represented Mainly due to: (1) additions amounting to BRL3,623 million, related to our Investments in network expansion and modernization; and (2) depreciation amounting to BRL3,784 million and (3) net charge-offs of BRL22 million.

Intangible assets

Intangible assets balance was BRL3,302 million on December 31, 2015, a reduction of BRL389 million compared to December 31, 2014 mainly due to: (1) additions in the amount of BRL720 million and (2) amortization in amount million BRL1,109.

LIABILITIES

Loans and financings—current

The loans and financing account—current, had balance of BRL11,810 million on December 31, 2015, an Increase of BRL7,346 million compared to December 31, 2014. The effects of this increase are mainly represented by: (i) transfers of noncurrent debts for the current amounting to BRL10,501 million; (ii) interest and foreign exchange and monetary variations of BRL6,954 million and (iii) principal and interest repayments of the debt in the amount of BRL10,143 million.

Loans and financings – noncurrent

Noncurrent loans and financings balance was BRL48,048 million on December 31, 2015, an BRL16,662 million increase compared to December 31, 2014. The effects of this change are mainly represented by the transfer of the debt that He remained in the Company (previously classified as liabilities associated with assets held for sale) on the sale of PT Portugal to Altice along with receiving the same amount of cash.

Authorizations and concessions payable—current and noncurrent

They correspond to the amounts payable to ANATEL for the granting of radiofrequency and authorization concessions to provide SMP and STFC services, obtained through auctions. The authorization and concession accounts payable had balance of BRL919 million on December 31, 2015, a reduction of BRL443 million or 33% compared to December 31, 2014, mainly due to the RF, 3G and 4G principal and interest repayments of 3G RF grants and 4G and payment of the burden of concessions of STFC services.

Tax refinancing program—current and noncurrent

The tax refinancing account balance was BRL 795 million on December 31, 2015; a reduction of BRL195 million that are related to payments of installments of federal taxes.

Provisions – current and noncurrent

The provisions de account had balance of BRL 4,435 million on December 31, 2015, a decrease of BRL697 million or 14% compared to December 31, 2014. The effects of this change are represented Mainly due to: (i) reduction of BRL325 million related to revision of the Provisions calculation methodology for losses in civil cases—related to corporate financial participation agreements, including statistical techniques, more function of accumulated experience in the subject; (2) increase in the volume of low payments and closure processes in the amount of BRL272 million.

Liabilities associated with assets held for sale

The liabilities associated with account assets held for sale corresponded to the classification of operations of PT Portugal and operations in Africa as liabilities associated with assets held for sale. With the sale of the shares of PT Portugal to Altice in June 2015, the debt of the subsidiaries remained the Company with the receipt of the same amount box, subsequently reclassified to debt of the Company. The remaining balance refers to liabilities associated with assets held for sale of African and Asian operations.

Other obligations—current and noncurrent

The other obligation account had a balance of BRL 4,224 million on December 31, 2015, an increase of BRL687 million which are mainly related to increase in Provisions with severance pay.

Shareholders’ equity

The balance of shareholders’ equity was BRL 14,406 million on December 31, 2015 a reduction of BRL4,905 million compared to December 31, 2014. The effects of this change are mainly represented by: (1) loss for the period in the amount of BRL5,348 million; (2) effects of reduction of other comprehensive results associated with hedge operations and pension plans in the amount of BRL563 million. Such transactions were offset by the effects: (1) of the incorporation of TmarPart amounting BRL1,065 million; and (2) positive effects of exchange rate variations on Investments abroad in the amount of BRL242 million.

Balance Sheet positions as of December 31, 2014 and December 31, 2013

	Consolidated in millions of reais, except percentage				Variation
ASSETS	2014	%	2013	%	Dec 14 x Dec 13
Current	49,287	47.9	17,930	25.5	178.6
Cash and cash equivalents	2,449	2.4	2,425	3.4	1.0
Financial investments	171	0.2	493	0.7	(65.3)
Derivative financial investments	341	0.3	452	0.6	(24.6)
Accounts receivable	7,450	7.2	7,097	10.1	5.1
Stocks	478	0.5	433	0.6	10.4
Current tax recoverable	1,097	1.1	907	1.3	20.9
Other taxes	1,054	1.0	1,474	2.1	(28.5)
Deposits with court	1,134	1.1	1,316	1.9	(13.8)
Receivables from GlobeNet sale			1,776	2.5	(100.0)
Assets related to pension funds	2	0.0	10	0.0	(80.0)
Assets held for sale	33,927	33.0	242	0.3	13,919.4
Other assets	1,184	1.2	1,305	1.9	(10.1)
Noncurrent	53,502	52.1	52,409	74.5	2.1
Credits with related parties
Financial investments	111	0.1	99	0.1	12.1
Derivative financial investments	2,881	2.8	1,621	2.3	77.7
Deferred taxes recoverable	7,626	7.4	8,274	11.8	(7.8)
Other taxes	742	0.7	891	1.3	(16.7)
Financial assets available for sale			914	1.3	(100.0)
Deposits with court	12,260	11.9	11,051	15.8	10.9
Assets related to pension funds	46	0.0	60	0.1	(23.3)
Assets held for sale			242	0.3	(100.0)
Other assets	327	0.3	377	0.5	(13.3)
Investments	148	0.1	174	0.2	(14.9)
Fixed assets	25,670	25.0	24,786	35.2	3.6
Intangible assets	3,691	3.6	3,919	5.6	(5.8)
TOTAL ASSETS	102,789	100.0	70,096	100.0	46.6

	Consolidated in millions of reais. except percentage				Variation
LIABILITIES	2014	%	2013	%	Dec 14 x Dec 13
Current	42,558	42.0	15,540	22.2	183.5
Salaries, social charges and benefits	744	0.7	651	0.9	14.3
Suppliers	4,337	4.2	4,732	6.8	(8.5)
Loans and financings	4,464	4.3	4,159	5.9	7.3
Derivative financial investments	524	0.5	410	0.6	27.8
Current tax payable	477	0.5	432	0.6	10.4
Other taxes	1,668	1.6	2,112	3.0	(21.1)
Dividends and interest on shareholders’ equity	185	0.2	231	0.3	(19.9)
Authorizations and concessions payable	676	0.7	457	0.7	47.9
Tax refinancing program	94	0.1	100	0.1	(6.0)
Provisions	1,059	1.0	1,224	1.7	(13.5)
Provisions for pension funds	130	0.1	184	0.3	(29.3)
Liabilities associated with assets held for sale	27,178	26.4
Other obligations	1,022	1.0	848	1.2	20.5
Noncurrent	40,921	40.4	43,031	61.4	(4.9)
Loans and financings	31,386	30.5	31,695	45.2	(1.0)
Derivative financial investments	143	0.1	157	0.2	(8.9)
Other taxes	875	0.9	1,747	2.5	(49.9)
Authorizations and concessions payable	686	0.7	1,027	1.5	(33.2)
Tax refinancing program	896	0.9	1,020	1.5	(12.2)

Provisions	4,073	4.0	4,393	6.3	(7.3)
Provisions for pension funds	347	0.3	459	0.7	(24.4)
Other obligations	2,515	2.5	2,533	3.6	(0.7)
Shareholders’ equity	19,310	18.8	11,524	16.4	54.5
Capital	21,438	20.9	7,471	10.7	186.9
Share issuance costs	(310)	(0.3)	(57)	(0.1)	443.9
Capital reserve	3,978	3.9	3,978	5.7	0.0
Obligations under equity instruments	(2,895)	(2.8)
Capital gains	1,933	1.9	2,324	3.3	(16.8)
Treasury shares	(2,368)	(2.3)	(2,105)	(3.0)	12.5
Other comprehensive results	45	0.0	(92)	(0.1)	148.9
Other	4	0.0	4	0.0	0.0
Accrued losses	(4,024)	(4.0)	—	—
Non-controlling interest	1,509	1.5
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	102,789	100.0	70,096	100.0	46.6

ASSETS

Cash, cash equivalents and financial Investments.

The cash, cash equivalents and financial investments account (including financial investments classified as noncurrent assets) had a balance of BRL2,731 million on December 31, 2014, a reduction of BRL285 million or 9.5% compared to December 31, 2013. the effects of this variation are represented Mainly due to: (1) cash provided by operating activities from continuing operations in the amount of BRL3,652 million, which includes reduction of BRL268 million in balances of financial Investments, (2) funding of loans and financings in the amount of BRL2,665 million, (3) Increase of capital by BRL8,230 million, (4) proceeds from the sale of non-strategic assets amounting to BRL4,454 million; (5) disbursements related to: (i) repayment of principal loans and financings in the amount of BRL5,053 million, (ii) the acquisition of assets of the estate fixed assets and intangible assets amounting to BRL5,370 million, (iii) deposits and restricted deposits in the amount of BRL357 million; (Iv) pay tax refinancing program in the amount of BRL870 million, (v) disbursements related to share issues of costs in the amount of BRL403 and (6) Cash flows from operating activities, investing activities and financing activities related to discontinued operations amounting to BRL6,111 million.

Derivative financial investments – Assets and Liabilities—current and noncurrent

The derivative financial instruments account (assets and liabilities—current and noncurrent) balance was BRL3,221 million on December 31, 2014 an Increase of BRL1,148 million in the same period 2013. The effects of this increase are represented Mainly due to the depreciation of 13.4% of the real against the dollar during the year.

Accounts receivable

On December 31, 2014, the balance of accounts receivable was BRL7,450 million, an increase of BRL353 million or 5.1% compared to December 31, 2013, mainly due to the increase in sales of handsets and accessories in the amount of BRL339 million.

Current tax recoverable

The current tax recoverable account balance was BRL1,097 million on December 31, 2014, an increase of BRL190 million or 20.9% compared to December 31, 2013 mainly due to (1) the increase in the income tax and social contribution to recover, amounting to BRL 98 million (2) the increase in the income tax withheld at source amounting to BRL 92 million.

Other taxes—Assets—current and noncurrent

Other taxes account balance was BRL 1,796 million on December 31, 2014, a BRL569 million decrease compared to the same period in 2013, mainly due to ICMS balance compensation recoverable resulting from credit resulting from compensation against the tax obligations payable.

Deferred taxes recoverable – noncurrent

The deferred tax recoverable account balance was BRL 7,626 million on December 31, 2014, a decrease of BRL648 million compared with the same period in 2013, mainly due to the effects of the assessment of income tax and social contribution on temporary differences in the amount of BRL479 million.

Deposits with court – current and noncurrent

The deposits with court account had balance of BRL 13,394 million on December 31, 2014, an increase of BRL1,027 million or 8.3% compared to December 31, 2013. The effects of this increase are mainly represented by the BRL564 million rise in deposits with civil court, BRL189 million in deposits with tax court and BRL274 million in deposits with labor court, related to legal actions.

Assets held for sale

Assets held for sale account corresponds to the classification of operations of PT Portugal and operations in Africa as noncurrent assets held for sale, since the Company will sell the shares of PT Portugal to Altice (mainly involving the operations conducted by PT Portugal Portugal and Hungary) and intend to sell their stakes in Africatel Holdings BV (“Africatel”).

Fixed assets

Fixed assets totaled BRL 25,670 million on December 31, 2014 an increase of BRL884 million or 3.6% compared to December 31, 2013, mainly due to additions and reductions in continuing operations: (1) additions amounting to BRL4,218 million related to our investments in network expansion and modernization; (2) depreciation amounting to BRL3,315 million and (3) write-offs amounting to BRL20 million.

Intangible assets

Intangible assets totaled BRL3,691 million on December 31, 2014, a reduction of BRL229 million compared to December 31, 2013, mainly caused by the increases and decreases from continuing operations including: (1) additions in the amount of BRL869 million and (2) amortization amounting to BRL1,084 million.

LIABILITIES

Suppliers

Suppliers account balance was BRL 4,337 million on December 31, 2014, a reduction of BRL395 million or 8.5% compared to December 31, 2013, represented mainly by better relationships with suppliers through supplier rationalization and contract renegotiation.

Loans and financings—current

Loans and financing account – current amounted to BRL4,464 million on December 31, 2014, an increase of BRL305 million compared to 31 December 2013. The effects of this increase are mainly represented by: (i) debt transfers from noncurrent to current amounting to BRL4,646 million; (ii) interest and foreign exchange and monetary variations of BRL2,712 million and (iii) principal and interest repayments of the debt amounting to BRL7,053 million.

Loans and financings – noncurrent

Loans and financings account—noncurrent amounted to BRL31,386 million on December 31, 2014, a decrease of BRL309 million compared to December 31, 2013. The effects of this variation are mainly represented by: (1) funding of BRL2,648 million, mainly related to disbursements through Bank Credit Certificate a revolving operating credit facility in the amount of BRL1,300 million and disbursements and BNDES to support Investments in the amount of BRL836 million; (2) Monetary and exchange variation on debts amounting to BRL1,689 million; and (3) noncurrent transfers to the current amounting to BRL4,646 million.

Current tax payable

The current tax payable account totaled BRL 477 million on December 31, 2014 and remained stable compared to December 31, 2013.

Other taxes—Liabilities—current and noncurrent

Other taxes account balance was BRL 2,543 million on December 31, 2014, a reduction of BRL1,316 million compared to December 31, 2013. The effects of this decline are represented mainly by the reduction of BRL477 million by the discharge main, fine and interest with the use of balance of tax losses and social contribution negative bases pursuant to Article 2, Act 12,996/2014 and Article 33, Act 13,043/2014 and ICMS debts with the fiscal credits for that tax.

Authorizations and concessions payable—current and noncurrent

They correspond to the amounts payable to ANATEL for the granting of radiofrequency and authorizations to provide SMP and STFC service concessions, obtained through auctions. The authorization and concessions payable account had a balance of BRL1,362 million on December 31, 2014, a reduction of BRL122 million or 8.3% compared to December 31, 2013 mainly due to principal and interest repayments for the granting of RF, 3G, and 4G payment burden for the STFC concession services.

Tax refinancing program—current and noncurrent

The tax refinancing account had balance of BRL 990 million on December 31, 2014, a reduction of BRL130 million that are related to inflation adjustments and payments of installments of federal taxes.

Provisions – current and noncurrent

The provisions account had a balance of BRL5,132 million on December 31, 2014, a decrease of BRL485 million compared to December 31, 2013. The effects of this variation are represented mainly by: (i) the reduction of BRL390 million in civil provisions; and (ii) write-off due to payment and/or closing of labor, tax and civil claims amounting to BRL1,181 million, offset by the establishment of new Provisions in the amount of BRL463 million and monetary restatement of the Provisions in the amount of BRL233 million.

Liabilities associated with assets held for sale

The liabilities associated with assets held for sale account corresponds to the classification of operations of PT Portugal and operations in Africa as noncurrent assets held for sale and liabilities associated with assets held for sale, since the Company will sell the shares of PT Portugal to the Altice (mainly involving the operations conducted by PT Portugal in Portugal and Hungary) and are intended to sell their stakes in Africatel Holdings BV (“Africatel”)

Shareholders’ equity

The balance of shareholders’ equity was BRL19,311 million on December 31, 2014 an increase of BRL7,786 million compared to December 31, 2013. The effects of this variation are mainly represented by: (1) increase the capital of the Company totaling BRL13,960 million (being BRL8,250 million in cash and BRL5,710 million through PT assets), (2) loss for the period of BRL4,406 million, (3) obligations under equity instruments in the amount of BRL2,895 million, (4) treasury shares in the amount of BRL 263 million (5) share issuance costs in the amount of BRL 253 million, and (6) Non-controlling interest in the amount of BRL1,509 million.

h.3) Cash flows

Cash flow used in investment activities

Investing activities from continuing operations generated a net cash BRL12,543 million in 2015, and consumed net cash of BRL4,302 million in 2014 and consumed a liquid BRL6,770 million cash in 2013.

During 2015, there was a cash inflow received from the sale of PT Portugal amounting to BRL17,218 million. The use of cash in investments activities from continuing operations mainly comprised of (1) investments amounting to BRL3,681 million in purchases of property, equipment and intangible assets, mainly related to network expansion and data communication of the Company and the implementation of projects to meet the regulatory requirements of ANATEL; and (2) net deposits with court (consisting of deposits subtracted from the surveys and/or substitutions) of BRL1,006 million basically related to provisions for labor, tax and civil contingencies.

During 2014, the use of net cash from investment activities from continuing operations mainly comprised of (1) Investments amounting to BRL5,370 million in purchases of property, equipment and intangible assets, mainly related to network expansion and data communication of the Company and the implementation of projects to meet the regulatory requirements of ANATEL; and (2) net deposits with court (consisting of deposits subtracted from the surveys and/or substitutions) of BRL938 million, basically relative to provisions for labor, tax and civil contingencies. The effects of these cash uses were partially offset by the proceeds from the sale of non-strategic assets amounting to BRL4,454 million, mainly associated with the receipt of the sale of GlobeNet in January 2014 and sale of mobile towers.

During 2013, the use of net cash from investment activities mainly comprised of (1) investments amounting to BRL5,976 million in purchases of property, equipment and intangible assets, mainly related to Company’s network and data communication expansion, the acquisition of 4G network granting and the implementation of projects to meet the regulatory requirements of ANATEL; and (2) net deposits with court (consisting of deposits subtracted from the surveys and/or substitutions) of BRL735 million, basically related to Provisions for labor, tax and civil contingencies. Investment activities generated cash of BRL4 million from the sales of non-strategic assets the Company.

Cash Flow used in financing activities

The financing activities from continuing operations used a net cash of BRL1,864 million in 2015, and generated a net cash of BRL4,358 million in 2014, and consumed net cash of BRL2,298 million in 2013.

During 2015, the main funding sources of financing from continuing operations were: (1) issuance of Senior Notes in the amount of 600 million; and (2) credit facilities drawdowns and revolving credits amounting to USD1,600 million. For more information about the loans and financings of the Company, see item 10.1. (F) of this Reference Form.

We use the resources of the Company from continuing operations mainly to: (1) payment of loans, financing and derivatives amounting to BRL8,604 million, (2) Installment payments of licenses and concessions totaling BRL349 million, and (3) Installment payments under tax refinancing in the amount of BRL93 million.

During 2014, the main sources of financing from continuing operations were: (1) capital increase in the amount of BRL8,230 million, (2) BRL1,300 million raised by Bank Credit Certificate in a revolving credit facility, (3) USD98 million taken by Export Credit Facilities agreement between TMAR and EDC in July 2012, (4) USD 92 million taken by Export Credit Facilities concluded between Oi and ONDD in March 2013 (5) BNDES disbursements and to support Investments in the amount of BRL836 million. For more information about the loans and financings of the Company, see item 10.1. (F) of this Reference Form.

We use the Company’s cash and cash equivalents from continuing operations mainly to: (1) the payment of loans, financing and derivatives amounting to BRL5,054 million, (2) Installment payments of licenses and concessions totaling BRL205 million, and (3) Installment payments under REFIS in the amount of BRL870 million.

During 2013, the main sources of funding were (1) BRL1,500 million raised through non-convertible debentures issued in March 2013 (2) USD96 million taken by Export Credit Facilities agreement between TMAR and EDC in July 2012, and (3) USD 27 million taken by Export Credit Facilities agreement between TMAR signed with SEK in July 2011. for more information about the loans and financings of the Company, see item 10.1. (f) of this Reference Form.

We use Company’s cash and cash equivalents to (1) Payment loan, financing and derivatives amounting to BRL3,568 million, (2) Installment payments of licenses and concessions totaling BRL711 million, (3) payment of dividends and interest on capital totaling BRL1,280 million, and (4) installment payments under the REFIS in the amount of BRL174 million.

10.2.	Officers’ comments on:

a)	income from Company’s operations, in particular:

Below, the Company’s Officers present their comments on income from Company’s operations, in particular, describing the components of revenue and factors that materially affect operating income.

i) description of any important components of revenue

The Company’s telecommunications services include:

•	Landline telephony services in Regions I and II, including installation, monthly subscription, measured services, collect calls and additional local services;

•	Domestic and International long distance service, through landline telephony in Regions I and II and mobile telephony in Regions I, II, and III, through the use of carrier selection codes for long distance, represented by the number “14” for the Company and number “31” for TMAR;

•	Nationwide mobile telephony using 2G and 3G technology, as well as 4G;

•	Data transmission services, including (1) ADSL services; (2) lease of exclusive digital and analog lines to other carriers, ISPs, and corporate clients; (3) IP solutions; and (4) other data transmission services;

•	Use of its own network (1) to complete calls made by clients from other carriers (interconnection services); or (2) by carriers that do not have the necessary network;

•	Pay TV services;

•	Traffic transport services;

•	Public Use Terminals;

•	Value-added services that include voice mail, caller ID, and directory assistance, among others;

•	Advanced voice services for corporate clients, such as 0800 services (toll free); and

•	iG internet portal operation.

The revenue generation of each business segment is evaluated by Management in the segmented view per client in the following categories:

•	Residential Services, focused on the sale of landline services, including voice services, data communication services (broadband), and subscription TV;

•	Personal Mobility focused on the sale of mobile telephony services for postpaid and pre-paid clients, and mobile broadband clients; and

•	Business/Corporate, including business solutions for our small, medium, and large-sized clients.

ii) factors that materially affect operating income

The main factors that affect the Company’s financial situation and operating income, according to the Officers’ comments, are:

Net operating revenue

Net operating revenue decreased by 3.2 percent in 2015, mainly due to the 6.4 percent drop in the net revenue from personal mobility services, the 4.1 percent drop in the net revenue from SMEs/Corporate services, and the 2.2 percent drop in the net revenue from residential services, the impacts of which were partially offset by the 25.7 percent increase in net operating revenue from other services and businesses, mainly due to the consolidation of results from operation in Africa beginning May 5, 2014, which generated a net revenue from other services and businesses of R$913 million in 2015, compared to R$635 million in the period May 5-December 31, 2014.

Residential

The net operating revenue from residential services accounted for 35.8 percent of the net revenue generated by the segment for the year ended December 31, 2015. This Oi segment includes fixed telephony services, including voice services, data communication services (broadband), and pay TV. The table below specifies the total number of retail landlines (or accesses) and net additions (exclusions) in the years ended December 31, 2015 and 2014.

Revenue Generating Units (in thousands):	2015	2014	% change
Fixed telephony services	10,019	10,957	(8.6)
Broadband	5,109	5,259	(2.9)
Pay TV	1,169	1,247	(6.3)
Total	16,297	17,463	(6.7)

The net operating revenue from residential services decreased 2.2 percent mainly due to: (1) a 6.7 percent decrease in the customer base of residential services; and (2) a fixed-mobile call (VC) tariffs (VC) services. The impacts were partially offset by the increase in pay TV revenue and the 6.4 percent increase in the residential ARPU, mainly due to the profitability sales strategy of the customer base and a better sales quality.

The continual growth of the residential ARPU and a better high-end customer and offer mix evidence the success of this strategy in trying to the increase the convergence of our services, targeted at increasing the profitability and loyalty of the customer base and improve our customers’ experience and satisfaction.

Personal Mobility

The net operating revenue from personal mobility services accounted for 35.8 percent of the net revenue generated by the segment for the year ended December 31, 2015. This segment includes the sale of mobile telephony prepaid and subscription services that include voice and data communication services provided to our personal mobility customers. The table below specifies the total number of mobile lines and net additions in the years ended December 31, 2015 and 2014.

Personal mobility customers (in thousands):	2015	2014	% change
Subscriptions	6,791	7,140	(4.9)
Prepaid	39,068	41,322	(5.5)
Total	45,860	48,462	(5.4)

The net operating revenue from personal mobility services decreased 6.4 percent mainly due to: (1) a 5.4 percent decrease in the personal mobility customer base; (2) decrease in network use (interconnection) revenue, due to the 33 percent decrease in the VU-M interconnection tariffs; and (3) a decrease in the revenue from material resale, due to the handheld sale outsourcing strategy to increase our logistics efficiency and improve the supply of handhelds in the sales channels. This drop was partially offset by the increase in revenue from mobile data and value added services and the increase of the mobile ARPU, mainly due to our strategy of increasing the profitability of our customers base.

In November 2015, we launched the Oi Livre, a set of innovative prepaid offers with a significant increase in the revenue from data plans and single-tariff plans that charge a single tariff for calls to any carrier in Brazil. Since its launching, Oi Livre gained 10 million customers and in January 2016 it already accounted for 26 percent of its total prepaid base. Further, the ARPU of customers that migrated to Oi Livre per week increased approximately 17 percent in three months only.

SMEs/Corporate

The net operating revenue from SMEs/Corporate services accounted for 29.2 percent of the net revenue generated by the segment for the year ended December 31, 2015. This segment included corporate solutions offered to small, medium-sized and large corporate customers that include voice services and corporate data solutions. The table below specifies the total number of lines (or accesses) and net additions in the years ended December 31, 2015 and 2014.

Retail fixe accesses (in thousands):	2015	2014	% change
Fixed	4,437	4,822	(8.0)
Broadband	580	617	(6.0)
Mobile	2,223	2,478	(10.3)
Total	7,241	7,917	(8.5)

The net operating revenue from SMEs/Corporate services decreased 4.1 percent mainly due to: (1) a decrease in the SMEs/Corporate customer base; (2) a fixed-mobile call (VC) tariffs (VC) services; and (3) a decrease in the VU-M interconnection tariffs. These impacts were partially offset by the increase in the revenue from IT and data services in the corporate segment, mainly related to the timely increase in the supply of these services, and the increase in SMEs’ mobility revenue linked to the continuity of structuring actions for the improvement of customer experience and streamline the offer portfolio.

Operating Expenses (Revenue)

Our operating expenses (revenue) increased 9.2 percent for the year ended December 31, 2015, mainly due to:

•	The 15.4 percent, or R$480 million, increase in rentals and insurance;

•	The 12.3 percent, or R$557 million, increase in depreciation e amortization; and

•	The 91.4 percent, or R$2,968 million, decrease in other operating revenue, net.

The impacts of these increase were partially offset by the decrease of the following expenses:

•	32.8 percent, or R$881 million, decrease in interconnection costs;

•	61.0 percent, or R$881 million, decrease in handheld and other costs;

•	30.7 percent, or R$500 million, decrease in taxes and expenses; and

•	39.8 percent, or R$268 million, decrease in publicity and advertising expenses.

Operating profit before our financial income (expenses) decreased 52.4 percent, to R$2,702 million for the year ended December 31, 2015 against R$5,675 million for the year ended December 31, 2014. As a percentage of net revenue, operating profit before financial income (expenses) and taxes decreased 9.9 percent in the year ended December 31, 2015 against 20.1 percent for the year ended December 31, 2014.

Financial income (expenses)

Financial income. Financial income increased 264.7 percent, or R$3,560 million, to R$4,905 million in 2015 compared to R$1,345 million in 2014, mainly due to: (1) a R$3,317 million increase in foreign exchange gains on short-term investments abroad, mainly due to the inflow of cash from the sale of PT Portugal to Altice in June 2015; and (2) a R$356 million increase in other revenue mainly due to the gain in own debentures repayment transactions.

Financial expenses. Financial expenses increased 125.9%, or R$7,416 million, to R$13,307 million in 2015 compared to R$5,891 million in 2014, mainly due to: (1) the R$9,344 million increase in expenses on inflation adjustment and foreign exchange differences on loans repayable to third parties, a R$1,199 million increase in interest expenses on loans payable to third parties, partially offset by the R$5,370 million increase in income from derivative transactions. The impacts of these increases are related mainly to the consolidation of the results of subsidiary PT Finance Internacional (PTIF) after the completion of the sale of PT Portugal to Altice in June 2015, and the 47.0 percent depreciation of the Brazilian real against the US dollar and the 31.7 percent depreciation of the Brazilian real against the euro in 2015; (2) the R$1,854 million increase in expenses on losses on short-term investments classified as held-for-sale assets, mainly due to the depreciation of the fair value of the financial investment in Unitel, net of the reclassification of foreign exchange differences accumulated through the impairment date in other comprehensive income; and (3) R$327 million increase in expenses on taxes on financial transactions and banking fees, due to the increase in financial expenses.

Growth rate of Brazil’s Gross Domestic Product and the demand for telecommunications services

As a Brazilian company with substantially all of its operations conducted in Brazil, the Company is affected by the country’s economic conditions. The annual variation rate of Brazil’s GDP was -3.8% in 2015, 0.10% in 2014, and 2.7% in 2013. While the Company’s Officers believe that the growth of Brazil’s GDP stimulates the demand for telecommunications services, the Company also believes that the demand for these services is relatively inelastic in periods of economic stagnation and that the effect of an economic downturn or even a recession in Brazil due to current international economic conditions on the Company’s revenue would be irrelevant. However, a large and prolonged deterioration of economic conditions in Brazil could negatively affect the amount of subscribers and the use of services provided by the Company and, consequently, its operating revenues.

As a carrier with a public concession for land line services and mobile telephony services carrier, the Company is the primary target and main beneficiary of this trend.

Between the fiscal years ended on December 31, 2014 and 2013, our number of mobile telephony subscribers grew increased by 1.4%, from 50.9 million in December, 2014 compared to 50.2 million in December, 2013, while the number Oi landlines in serviced decreased by 4.7% in the same period.

Demand for Telecommunications Services

Demand for Local Landline Telephony Services

The penetration level of landline telephony in Brazil is similar to that of countries with similar income per capita and, as has happened in other countries, the landline telephony client base remained stable with a downward trend.

The demand for local landline telephony services provided by the Company has stabilized in recent years, with a considerable reduction in the number of landlines in service of approximately 8.1% between the fiscal years ended on December 31, 2014 and 2015.

The Company seeks to reverse a generalized trend in the Brazilian telecommunications sector of replacing local landline telephony service with mobile telephony by (1) offering value-added services to landline telephony clients, especially broadband services subscription, and (2) promoting the convergence of telecommunications services by offering bundled packages of local landline, long distance, and mobile telephony, as well as broadband and pay TV. As a result of these offers, the Company’s Officers expect the number of landlines in service to remain stable or decrease very little in the coming years. In December, 2015, fixed broadband reached 48% of households with Oi services.

The Company is subject, according to ANATEL regulations and concession contracts, to offering basic landline telephony plans to its household clients with 200 minutes of landline telephony network use to make local calls. The client of a basic plan pays a monthly amount for the service and when local calls exceed the plan’s limit, the Company charges an amount per excess minute. However, the Company offers several alternative landline plans with different offers to meet the different needs and consumer profiles of the market, adapted to the profile of every client. A classic example is the limited plan for clients that make a large number of calls per month and pay a fixed monthly fee to Oi. The Company registered an improvement in the loss of subscription revenues as a result of the strategy launched in 2006 to adapt offers to the profile of customers and ensure brand loyalty.

The substantial increase in the number of mobile telephony users in Brazil also had a negative impact on the use of payphones. As a carrier with a public concession for local landline telephony services in Regions I and II, the Company is subject to ANATEL regulations and according to the concession contracts entered into by it, it is necessary to meet certain payphone availability targets throughout the concession area. However, as an increasing part of the population uses cellular phones to make calls when a payphone or landline is not available nearby, the amount of payphone declined in the last three fiscal years.

Demand for Mobile Telephony Services

Our Officers believe that the reason for the decrease of our mobile telephony services customers base to 48.1 million customers during the year ended December 31, 2015 as compared to 50.9 million customers in the year ended December 31, 2014 resulted from our sales selectiveness aimed at improving quality, streamlining and repositioning our offers, and focusing on increasing the profitability of the existing customer base. Year-on-year, our mobile telephony services customers base decreased by approximately 5.6 percent.

The mobile telephony service market is highly competitive in the region where the Company operates. The average churn rate in the Company’s mobile telephony segment, which represents the amount of subscribers whose service is disconnected during a particular month (churn), voluntary or involuntarily, divided by the number of subscribers in the beginning of each month has been decreasing. Therefore, we incurred sales expenses for marketing and sales efforts designed to retain existing mobile telephony clients and attract new clients, and (2) the discounts offered in promotional activities lead to expenses on our gross operating revenues from our mobile telephony segment.

The Company’s Officers expect the mobile telephony services segment to continue to grow in terms of its customer, traffic volume, and revenues from value-added services.

Demand for Data Transmission Services

Our broadband customers base decreased approximately from 5.9 million in December 31, 2014 to approximately 5.7 million n December 31, 2015.

On December 31, 2014, our broadband customers base was approximately 5.9 million, customers and remained stable compared to December 31, 2013. Our Officers believe that the significant decrease in our customer base is due to the optimization and selectiveness of our investments, with a better allocation to geographies with a higher demand and competitive balance, coupled with the progress obtained in cross selling e upselling actions, which have resulted in the increase of our average broadband speed, which is key to facilitate our strategy to increase the profitability of our customer base, improve the inflow mix, and increase customer loyalty.

Effects of the expansion of mobile data transmission services

During 2015, we continued to invest in the expansion of 3G and 4G coverage, with increased coverage and competitive offers, giving greater focus on post-paid cellular access, where we grow our mobile customer base. With strong focus on increasing revenues and greater penetration of data usage by pre-paid clients, we create offers for the acquisition, as well as developing various pre-paid data user base profitability actions.

Betting on differentiation, we greatly expanded the Oi WiFi network, increasing hotspots throughout Brazil.

The cost of these authorizations and radio frequency licenses was BRL 708 million, an amount we paid to ANATEL in installments until 2023. The Company has increased investments in network infrastructure to offer 3G, 4G, and WiFi services. We financed the purchase and installation of new network equipment through loans and financing, including financing with our suppliers.

According to 3G radio frequency licenses, the Company has to fulfill certain service expansion obligations to be made by 2016. If the Company is not able to fund these capital investments through its operating cash flow, it may incur additional indebtedness or even supplier financing obligations, which would increase total indebtedness and net financial expenses.

Additionally, in 2013, the Company invested BRL 369 million for the acquisition of an LTE mobile network service provision license. The existing mobile nucleus was updated with the aim of offering 4G services.

In order to accelerate implementation, the implementation considers a radio sharing configuration (Radio Access Network), where the LTE eNode B access is shared with another carrier.

In the fiscal year ended on December 31, 2014 Oi’s 4G service covered 133 municipalities. Clients who contracted compatible plans can surf Oi’s 4G network if they have a device and chip that enables the use of the technology. Clients can check Oi’s 4G network coverage area on the website.

Thus, we were able to expand the mobile internet portfolio and cater to all kinds of mobile segment clients.

b) revenue variations due to price changes, exchange rates, inflation, changes in volumes, and the introduction of new products and services.

Below the Officers comment on revenue variations due to price changes, exchange rates, inflation, changes in volumes, and the introduction of new products and services:

Prices, changes in volumes, and the introduction of new products and services

The officers believe that the Company suffers increasing pressure to reduce rates in response to pricing competition. This pricing competition generally takes the form of special promotional packages, including subsidizing mobile devices, traffic usage promotions, and incentives for making calls through the mobile telephony service provider’s own network. The competition, with service plans and promotions, can cause an increase in the Company’s market expenses and in the cost of obtaining clients, which could adversely affect its operating income. The Company’s inability to compete effectively with these packages could result in the loss of its market share, adversely affecting its operating revenue and profitability.

This competitive environment is affected by key trends, with emphasis on the following:

•	Technological and service convergence: the technological and service convergence enables telecommunications carriers previously limited to providing a single service to offer various services in other industry sectors, such as broadband services provided by cable TV and mobile telephony carriers (through 3G and 4G technology), in addition to the Oi WiFi network, as well as land line telephony services transmitted by mobile telephony carriers.

•	Consolidation: consolidation has invaded the telecommunications sector throughout Latin America, including Brazil. This consolidation has led to the formation of large conglomerates that benefit both from economies of scales and the ability to perform coordinated actions in different industry segments, giving them a competitive advantage which is also characterized by the convergence of media and telecommunications services.

•	Offer of converging services: telecommunications services carriers began offering converging packages that they were not able to offer independently.

In response to this competitive pressure, (1) the Company may offer its services at rates lower than the ceilings established by ANATEL, and (2) periodically, it may offer its services with promotional discounts or additional free services with the purchase of some of its services. The Company records the services sold by it at rates lower than those established in its plans or rates approved by ANATEL, and the value of services offered at a discount or free and refunds on its financial statements.

Inflation

Rates for telecommunications services are subject to comprehensive regulation by ANATEL. The rates for local land line, long distance, and mobile telephony provided by the Company, as well as interconnections with its land line telephony network, and EILD and SLD services are subject to ANATEL regulation. We need to obtain the approval of ANATEL before offering new land line or mobile telephony plans. The rates established or approved by ANATEL for services provided by the Company serve as a ceiling for the rates charged by it, and the Company is authorized to offer discounts for telephony services on rates approved by ANATEL. After ANATEL determines or approves rates, the ceiling prices are subject to annual readjustment for inflation, as measured by the IST index. The ceiling price of local land line telephony plans is readjusted for inflation, measured by the IST, minus the value of productivity gains reached by us and by the local land line telephony sector as a whole. From January to December, 2014, the telecommunications services index (IST) was calculated at 5.72%.

Exchange rate

The Company maintains its operations substantially in Brazil and the Company’s operating revenues are not significantly affected by changes in the exchange rate.

c) impact of inflation, variation of the price of key inputs and products, exchange rate, and interest rate on the Company’s operating income and financial income, where relevant

Officers’ comments on the impacts of inflation and changes in the prices of inputs and goods on our operating profit

Our Officers believe that under the current inflation scenario in Brazil, our costs and expenses tend to increase and our operating margins and liquidity tend to decrease. However, we are taking all the necessary steps to minimize such impacts with cost cutting initiatives and the optimized use of our resources. Accordingly, in 2015, the steps taken offset the increases resulting from the impact of inflation.

At the end of 2014, the Company began focusing on efficiency and productivity gains and cost reductions as the one of the basis for its operational turnaround. As a result of the implementation of this plan, Oi’s annual routine opex in the Brazilian operations fell 8.5% over 2014, totaling R$ 19,211 million in 2015. Considering the 10.7% inflation in the period, this result corresponded to a real decrease of more than 17% in opex. In addition, it should be noted that two thirds of existing contracts in the Company have annual adjustments tied to inflation.

Rent and insurance expenses in the Brazilian operations increased 25.2% y.o.y. and 4.7% q.o.q., totaling R$ 955 million in 4Q15, due to the Dollar appreciation and contractual adjustments, especially those of GlobeNet and the SES-6 satellite, in addition to higher costs with the leasing of the mobile towers sold in December 2014.

Officers’ comments on the impact on exchange rates and interest rates in the financial income.

Virtually all of the Company’s service costs and operating expenses are incurred in Brazilian Reais in Brazil. Thus, significant impacts related to changes in exchange rates on its operations are not expected.

On December 31, 2015, the Company’s consolidated gross debt that includes derivative financial instruments operations was BRL 54,981 million, representing an increase of 65.13% compared to the fiscal year ended on December 31, 2014, in which the value of the consolidated gross debt was BRL 33,294 million. It is worth noting that on December 31, 2014, due to the intention to sell PT Portugal to Altice S.A., the assets and liabilities of the subsidiary Portugal Telecom International Finance – PTIF were classified as “discontinued operations”, thus not integrating the Consolidated Indebtedness of Oi S.A.. The Company’s indebtedness level results in greater financial expenses reflected in the income statement (for more information, see item “10.1” of this Reference Form).

	2015	2014	Variation %
Financial result
financial income	4,905	1,345	264.7
financial expenses	(13,308)	(5,891)	125.9

Financial result

Financial income. Financial income increased 264.7% or R $ 3,560 million to R $ 4,905 million in 2015 compared to R $ 1,345 million in 2014, mainly due to: (1) increase of R$ 3,317 million in exchange variation income on financial investments abroad , mainly due to the entry box for the sale of PT Portugal to Altice in June 2015; and (2) increase of R $ 356 million in other income mainly due to the gain on own debenture payment transactions.

Financial expenses. Financial expenses increased 125.9% or R $ 7,416 million to R$ 13,307 million in 2015 compared to R$ 5,891 million in 2014, mainly due to: (1) increase of R $ 9,344 million in expenses with monetary and exchange variation on loans pay to third parties, an increase of R $ 1,199 million in loans on interest expenses payable to third parties, partially offset by an increase of R $ 5,370 million in revenues from derivatives operations. The effects of these increases are linked mainly by the consolidation of the results of subsidiary PT International Finance (PTIF) after completion of the sale of PT Portugal to Altice in June 2015, and by 47.0% depreciation of the real against the dollar and depreciation of 31.7% of the Real against the Euro during the 2015 financial year; (2) increase of R$ 1,854 million in expenses for losses on investments classified as assets held for sale, mainly due to depreciation of the fair value of the investment in Unitel, net of the reclassification of accumulated exchange rate until the date of “impairment” in other comprehensive income; and (3) increase of R$ 327 million of tax expense on financial operations and bank charges due to the increase in financial expenses.

For more information on the impact of inflation, exchange rate, and interest on the Company’s operating income and financial income, see items “4.1”, “5.1”, and “5.2” of this Reference Form.

10.3. Officers’ comments on the relevant effects that the events below have caused or are expected to cause on the Company’s financial statements and income:

The information presented below was evaluated and commented on by the Company’s Officers:

a) introduction or disposal of operating segment

On May 5, 2014, the Company purchased PT Portugal, and since then, has fully consolidated its income, assets, and liabilities. With the disposal of PT Portugal’s shares to Altice and the approval of preparatory measures for the sale of Africatel, mentioned in item ii below, the Company classified the operations of PT Portugal and the operations in Africa as assets held for sale and liabilities associated with assets held for sale, in accordance with CPC 31/IFRS 5.

With the sale of PT Portugal’s shares to Altice in June, 2015, the income with the sale of the investment were presented as discontinued operations in a single line in the income statement.

b) constitution, acquisition, or disposal of equity interest

The Company’s financial statements have had impacts from acquisitions and disposals of equity interest, the most relevant of which are described below. For more information on these transactions, see item 15.7 of this Reference Form.

PT Portugal

In May, 2014, in accordance with the business combination plan between the Company and Pharol SGPS S.A. (former Portugal Telecom, SGPS, S.A.—“PT SGPS” or “PT”), the Company’s capital increase approved by the Board of Directors in April, 2014 was paid in, and the portion subscribed by PT was paid in through the contribution to the Company of all shares issued by PT Portugal SGPS, S.A. (“PT Portugal”).

PT Portugal and its subsidiaries operated essentially in the telecommunications and multimedia sectors, in Portugal (termed “Telecommunications in Portugal” operating segment) and in other countries in Africa and Asia (termed “Other business” operating segment).

Disposal of PT Portugal Shares to Altice

On December 9, 2014, the Company and Altice Portugal S.A. (“Altice PT”), wholly owned subsidiary of Altice S.A. (“Altice”), entered into a purchase and sale agreement of the entirety of the shares of PT Portugal to Altice PT, substantially involving the operations conducted by PT Portugal in Portugal and Hungary.

On Janary 22, 2015, the shareholders of PT SGPS approved the disposal of the entirety of the shares of PT Portugal à Altice PT by Oi, under the terms and conditions of the Share Purchase and Sale Agreement. Thus, the condition precedent provided for in the agreement for its effectiveness was implemented.

In June 02, 2015, after the completion of all preceding contractual conditions, the disposal of the entirety of the equity interest held by the Company in PT Portugal to Altice PT was effected, substantially involving the operations conducted by PT Portugal in Portugal and Hungary.

For the acquisition of PT Portugal, Altice Portugal disbursed a total amount of 5.789 billion Euros, of which 4.920 billion Euros were received, in cash, by Oi and 869 million Euros were allocated to immediately pay off the debts of PT Portugal in Euros. The final price is subject to any post-closing adjustments to be determined in the coming months due to changes in the cash-fund positions, debt, and working capital on the closing date.

Approval of preparatory measures for the sale of Africatel

In a meeting of the Board of Directors, held on September 16, 2014, Oi’s management was authorized to take the necessary measures for the disposal of the Company’s shares in Africatel Holdings B.V. (“Africatel”), representing 75% of Africatel’s share capital and/or it assets. Oi will lead the sales process, but nevertheless it believes it to be in the best interest of both shareholders of Africatel, in order to maximize the value of their investments, for the sale to be carried out in a coordinated manner with Samba Luxco S.à.r.l (“Samba Luxco”), an affiliate of Helios Investors L.P., which owns 25% of the remaining share capital of Africatel. Oi is committed to working with its local partners and each one of the operating companies in which Africatel invested to ensure a coordinated transition of its stake in these companies. Further information on these risk factors associated with shares in Africatel are presented in item 4 of this reference form.

GlobeNet

In December, 2013, the Company announce the completion of the transfer of all of its equity interest in GlobeNet to BTG Pactual YS Empreendimentos e Participações S.A. The financial settlement of the operation in the amount of BRL 1,779 million took place in January, 2014.

The gain in the sale of GlobeNet was recorded in December, 2013 in other operating income, in the amount of R$1,497 million, net of expenses associated with the transaction.

Mobile Towers

On March 31, 2014, the disposal to SBA Torres Brasil Ltda. was completed by Telemar Norte Leste S.A. and BRT Serviços de Internet S.A., subsidiaries of the Company, of shares representing 100% of the share capital of one of its subsidiaries that owned 2,007 mobile telephony telecommunications towers. The gain recorded in other operating income, net of expenses associated with the transaction, was BRL 1.3 billion.

On December 01, 2014, the disposal to SBA Torres Brasil Ltda. was completed Telemar Norte Leste S.A. and BRT Serviços de Internet S.A., of shares representing 100% of the share capital of one of its subsidiaries that owned 1,641 mobile telephony telecommunications towers. The gain recorded in other operating income, net of expenses associated with the transaction, was BRL 1.1 billion.

c) unusual events or operations

Not applicable, given that there were no unusual relevant events or operations in the fiscal years ended on December 31, 2015, 2014, and 2013 that could cause or will cause significant impacts on the financial statements.

10.4. Comments by the executive officers regarding:

a. Significant changes in the accounting practices

The executive officers of the Company inform that no changes occurred in the accounting practices of the Company in the financial years ended on December 31, 2015, 2014 and 2013. The Company adopted all of the rules, revisions of rules and interpretations issued by the Accounting Pronouncements Committee (CPC), by the IASB and regulatory bodies that were in effect on December 31, 2015.

b. Significant effects of the changes in the accounting practices

The executive officers clarify that no significant effects or changes occurred in the accounting practices in the financial years ended on December 31, 2015, 2014 and 2013.

c. Exceptions and emphases present in the auditor report

Exceptions

The Executive Officers of the Company clarify that the opinion of the independent auditors issued for the financial statements regarding the financial year of 2015 includes an exception regarding the non-registration of added value regarding the assets taken over by Telemar Participações S.A. (“TmarPart”), the former controlling company of the Company, as well as regarding the reduction of the recoverable value (“impairment”) of the referred surplus value assets not taken over.

As disclosed in explanatory note No. 1 t the financial statements, the Company took over its shareholder TmarPart on September 1, 2015. The assets of TmarPart included the surplus value originated in the acquisition of Brasil Telecom Participações S.A. (“BrT”, currently Oi S.A.) which, as permitted by the Securities and Exchange Commission (CVM) in its official letter OFÍCIO/CVM/SEP/GEA-5/No. 119/2013, was reversed in the books of the Company and recomposed on a consolidated level of TmarPart, until the complete repayment thereof in 2025. Although there is no specific accounting rule regarding the merger of entities under common control in the IFRS and accounting practices adopted in Brazil, interpretations indicate that in the merger, the maintenance or return of the surplus value would be an accounting practice choice by the Company. However, in the positioning found in CVM Official Letter sets forth the maintenance of the consolidated financial statements of the shareholder TmarPart. As described in explanatory note No. 23.c to the financial statements, the Company, in the merger, does not include the surplus value in the net assets. Consequently, on December 31, 2015, the balances of the non-current assets and of the net equity are under R$ 1,233,299 thousand, regarding the net balance of the surplus value in the sum of R$ 9,079,988 thousand deducted from the loss due to reduction of the recoverable amount (“impairment”) of R$ 7,211,353 thousand and the tax effects of R$ 635,336 thousand. The loss for the financial year ended on that date is under R$ 4,993,072 thousand, with regard to the non-registration of the repayment of the surplus value of R$ 233,579 thousand and of the loss of its recoverable value of R$ 4,759,493 thousand, both net of tax effects. The management of the Company presented a technical inquiry to the CVM regarding the accounting policy adopted, which is under analysis by the regulator.

The executive officers of the Company clarify that no exceptions were made in the reports of the independent auditors regarding the individual and consolidated financial statements regarding the financial years ended on December 31, 2014 and 2013.

Emphases

The officers of the Company point out that the auditors emphasized the following points in the financial statements for the 2015 fiscal year:

Operational Continuity

The auditors highlight the explanatory notes Nos. 1 and 3.4.3 of the financial statement. These describe the management’s strategy to meet the Company’s financial obligations related to the generation of cash. Their conditions, in addition to the risk of not fulfilling the outlined strategy, point to the presence of significant uncertainty, creating substantial doubt regarding the Company’s ability to continue its operations.

The officers of the Company expect to meet its short-term cash flow requirements using cash generated through its operations and present liquidity profile. However, on March 9, 2016, the Company communicated the retaining of PJT Partners as financial advisor, given the current economic climate of the markets where the Company operates, and its short and long term obligations. They will assist the Company in the assessment of financial and strategic alternatives with the objective of optimizing its liquidity and debt profile

Additionally, it is noteworthy that continuing operations, based on the management’s projected cash flow is the foundation of the Company’s financial statements as of and for the year ending on December 31, 2015. In any event, such estimates and projections rely on different factors, such as meeting the targeted traffic volume, client base, releases of product bundles attractive to clients, prices for services provided, exchange rate fluctuations, and meeting the conditions of current financings and unused lines of credit. If the Company fails to meet one or more of these principal targets, it could indicate material uncertainties, casting doubt on the Company’s ability to realize earnings on its assets and meet its obligations, as they are currently recorded.

Surplus value statements

The individual and consolidated surplus value statements (DVA) regarding the financial year ended on December 31, 2015, prepared under the responsibility of the management of the Company, the presentation of which is required by the Brazilian corporate legislation for publicly-held companies, and as supplementary information by the IFRS that do not require presentation of the DVA. These statements were referred to the same auditing procedures previously described and, in our opinion, except for the matter described in the paragraph “Basis for the opinion with exception made regarding the financial statements”, are adequately presented, in all relevant aspects thereof, with regard to the joint financial statements.

The executive officers of the Company clarify that the following emphases were included in the financial statements regarding the financial year of 2014:

Investment in Unitel

The value of the investment in Unitel S.A. of R$ 4,157 million on December 31, 2014, which includes the dividends receivable of this entity in the amount of R$ 944 million, was determined by the Management based on the economic and financial appraisal made in order to reflect the best estimate of its fair value. We hereby call attention to the uncertainties disclosed in Explanatory Notes No. 1 and No. 28 to the financial statements, considering the realization amount of the referred investment depends on the compliance of the pre-requisites assumed in the referred appraisal and with regard to the conditions for the sale of interest in Unitel. Our opinion does not contain exceptions with regard to this matter.

Discontinued transactions

The auditors called attention to explanatory note No. 28 to the financial statements, which describes the conclusion of the approval of the Board of Directors of Oi S.A. of the general terms and conditions for the sale of all shares of PT Portugal, SGPS, S.A. to Altice Portugal S.A., a subsidiary held by Altice S.A. This decision was subsequently approved on January 22, 2015 in a general meeting of shareholders of Portugal Telecom, SGPS, S.A., such that the efficacy of the agreement still depends on the obtainment of the necessary competition authorization, pursuant to applicable law. In this regard, on December 31, 2014, the Company registered a loss in its individual and consolidated financial statements due to a fair value adjustment, as discontinue transactions, in the amount of R$ 4,164 million.

Added value statements

The individual and consolidated surplus value statements (DVA) regarding the financial year ended on December 31, 2014, prepared under the responsibility of the management of the Company, the presentation of which is required by the Brazilian corporate legislation for publicly-held companies, and as supplementary information by the IFRS that do not require the presentation of the DVA. These statements were referred to the same auditing procedures previously described and, in our opinion, are adequately presented, in all relevant aspects thereof, with regard to the joint financial statements.

The directors of the Company clarify that the following emphases were included in the financial statements regarding the financial year of 2013:

Re-presentation of the corresponding amounts

As mentioned in explanatory note 2 to the financial statements in the financial year ended on December 31, 2013, as a result of the adoption of the new policy set forth by CPC 33 (R1) – Benefits and employees and CPC 19 (R2) – Joint business, the corresponding individual and consolidated amounts regarding the balance sheet and the statement of results of the financial year ended on December 31, 2012, presented for purposes of comparison, were adjusted and are being re-presentation as set forth in CPC 23—Accounting Practices, Changes in Estimates and Rectification of Error and CPC 26 (R1) – Presentation of the accounting statements. Our opinion does not include any exceptions with regard to this matter.

Differences between the accounting practices adopted in Brazil and those of the IFRS

As described in explanatory note No. 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of the Company, these practices differ from those of the IFRS which are applicable to the individual financial statements, only with regard to the appraisal of the investments in controlled companies, affiliates and undertakings jointly controlled by the equity equivalency method, while the IFRS would consider the cost or fair value. Our opinion does not include any exceptions with regard to this matter.

Added value statements

The individual and consolidated surplus value statements (DVA) regarding the financial year ended on December 31, 2013, prepared under the responsibility of the management of the Company, the presentation of which is required by the Brazilian corporate legislation for publicly-held companies, and as supplementary information by the IFRS that do not require presentation of the DVA. These statements were referred to the same auditing procedures previously described and, in our opinion, are adequately presented, in all relevant aspects thereof, with regard to the joint financial statements.

10.5. Critical accounting policies adopted by the Company (including accounting estimates made by the management regarding uncertain matters that are relevant for describing the financial situation and the results of the company, which require subjective or complex judgments, such as: provisions, contingencies, recognition of the revenue, tax credits, long duration assets, useful life of non-current assets, pension plans, foreign currency conversion adjustments, environmental recovery costs, criteria for the financial asset and instrument recovery test)

The Executive Officers of the Company clarify that the individual financial statements of the Company were prepared in accordance with the accounting practices adopted in Brazil, including the pronouncements, orientations and interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Securities and Exchange Commission (CVM) and that the consolidated financial statements of the Company were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, including the pronouncements, orientations and interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Securities and Exchange Commission (CVM).

Upon preparing the Financial Statements, the Management of the Company bases itself on the estimates and premises derived from the historic experience and other factors, including the expectations of future events that are considered reasonable and relevant. The application of estimates and premises frequently requires judgments related to matters that are uncertain, with regard to the results of the transactions and the value of the assets and liabilities. The operating results and financial position may differ if the experiences and premises used in the measurement of the estimates are different from the actual results. The executive officers of the Company understand that the estimates involve a significant risk of causing relevant adjustments upon the accounting balances of the assets and liabilities listed below:

Recognition of revenue and accounts receivable

The revenue recognition policy of the Company is significant due to the fact that it is a relevant component of the operational results. The determination of the prices by the management, the capacity to pay and the rights to receive certain revenues for the use of the network are based on judgments related to the nature of the fee charged for the services provided, the price of certain products and the power to collect such revenues. If changes in the conditions cause the Management to judge that these criteria are not being satisfied in certain transactions, the value of these accounts receivable may be affected. In addition, the Company depends on measurements guidelines for certain revenues according to the rules defined by ANATEL.

Provisions for bad debt

The provision for bad debt is established in order to recognize the probable accounts receivable losses, taking into consideration the measures implemented in order to restrict the provision of services to clients with overdue accounts and to collect from defaulting clients.

There are situations involving agreements with certain clients to collect from overdue accounts including agreements that allow the clients to settle their defaulting accounts in installments. The sums that we have effectively not received with regard to these accounts may be different from the value of the provision set forth and additional provisions that may prove necessary.

Depreciation and repayment of assets with defined useful life

The assets with defined useful life of the fixed and of the intangible assets are depreciated and repaid, respectively, using the linear method, during the useful life of the respective assets. The depreciation and repayment rates of the most relevant assets are demonstrated in the explanatory notes to the financial statements of the Company.

The useful life of certain assets may vary between the fixed and mobile line segments. The Company revises the useful lives of these assets on an annual basis.

Reduction to the recoverable value of long duration assets

The Company revises and analyzes the possibility of recovery of the amounts registered in the fixed and intangible assets in order to ascertain the occurrence of a reduction of the recoverable value of the assets of the Company, whether as the result of decisions to discontinue activities related to such assets or in case there is any evidence that the future operating revenues will not be sufficient in order to guarantee the realization thereof.

The recoverability tests (“impairment”) of assets with defined useful life are applied whenever events or changes in circumstances indicate that the book value may not be recovered. For assets with undefined useful life (“goodwill”), the Company tests, at least once a year, any losses in goodwill in accordance with the accounting policies practices.

The recoverable amounts of the assets are determined based on the comparison between the calculations of the value in use and the sale value. These calculations require the use of judgments and premises. The determination of the fair value and of the future operational cash flows discounted requires the Company to establish certain suppositions and estimates with regard to projected entry and exit flows related to the revenues, expense and future expenses. These suppositions and estimates may be influenced by different external and internal factors, such as economic trends, industry trends and interest rates, changes in the business strategies and changes in the type of services and products that the Company supplies to the market. The use of different premises may significantly alter our Financial Statements.

Provisions

The Company recognizes provisions for losses in legal proceedings in progress within the labor, tax and civil spheres, as well as in administrative proceedings. The recognition of the provision for losses in legal proceedings is based on the evaluation of the risk of loss in each proceedings, which includes the examination of the available evidence and recent decisions, and reflect reasonably estimated provisions, as evaluated by the Management, its legal consultant and external attorneys. The premises used to estimate the provision for losses in legal proceedings may change, which would therefore result in changes in the future provisions for losses in legal proceedings.

Fair value of the derivative financial instruments and other financial instruments

The derivative financial instruments are recognized according to their fair value based on estimates of future cash flows associated with each contracted instrument. The financial assets available for sale related to the investment in Unitel Cabo Verde Telecom were valuated at the fair value according to the operational assets that serve as the basis for valuation of the capital increase of PT and were updated considering the possible events that occurred with regard to the investment, notably in legal proceedings filed against Unitel and its shareholders in 2015. The estimates presented may not necessarily indicate the sums that may be obtained in the current market. The use of different premises for the appraisal of the fair value may have a relevant event on the amounts obtained and do not necessarily indicate the sum of cash that the Company would receive or pay in case of the settlement of these transactions.

Deferred income tax and social contribution

The Company recognizes and settles the income taxes based on the results of the transactions appraised in accordance with the Brazilian corporate legislation, considering the provisions of the tax legislation, which are significantly different from the amounts calculated for the CPCs and the IFRS. According to CPC 32 (IAS 12), the Company recognizes the tax assets and liabilities deferred based on the existing differences between the accounting balances and the tax bases of the assets and liabilities.

The Company regularly revises the assets of taxes deferred with regard to recoverability and recognizes the provision for reduction of the recoverable amount in case it is likely that these assets are not realized, based on the historic taxable profit, on the projective of future taxable profit and on the estimated time for reversal of the existing temporary differences. These calculations require the use of estimates and premises. The use of different estimates and premises may result in a provision for reduction of the recoverable amount of all or a significant part of the deferred tax assets.

Employee benefits

The actuarial appraisal is based on premises and estimates with regard to the interest rates, return on investments, levels of inflation for future periods, mortality rates and projection of employment levels related to the liabilities with retirement benefits. The accuracy of these premises and estimates will determine the creation of sufficient reserves for costs incurred with cumulative pensions and health plans and the amount to be provided each year as costs incurred with retirement benefits. These premises and estimates are subject to significant fluctuations due to different internal and external factors, such as economic trends, social indicators, our capacity to create new jobs and retain our employees. All of the premises are revised on each base date. If these premises and estimates are not accurate, it may be necessary to revise the provisions of retirement benefits, which may significantly affect the results of the Company.

10.6. Relevant items not evidenced in the financial statements of the Company

The information below was appraised and commented upon by the Executive Officers of the Company, referring to the financial statements regarding the financial years ended on December 31, 2015, 2014 and 2013, accompanied by explanatory notes, when applicable:

a) the assets and liabilities held by the Company, directly or indirectly, which do not appear in its balance sheet (off-balance sheet items), such as: i) operational commercial leases, assets and liabilities; ii) portfolios of receivables written off with regard to which the entity maintains risks and responsibilities, indicating respective liabilities; iii) agreements for the future purchase and sale of products and services; iv) unfinished construction agreements; and v) agreements involving the future receipt of financing

The executive officers clarify that with regard to the net assets of TmarPart taken over as mentioned in item 10.3—“Union of the shareholder bases of Oi and Pharol” – of this reference form, it is worth mentioning that on June 30, 2015 a surplus value of the fixed and intangible asset had been registered in the balance sheet of TmarPart in the amount of R$ 6,347 million, net of taxes. Based on the events that occurred between June 30, 2015 and the date of merger on September 1, 2015, in the external technical opinions obtained by the Company and considering the absence of a specific accounting rule regarding the merger of entities under common control of the International Financial Reporting Standards (“IFRS”) and accounting practices adopted in Brazil and the existence of interpretations that indicate that in the merger, the maintenance of return of the surplus value is an accounting policy choice, the Company did not register the referred surplus value in its balance sheet. According to ICPC 09 (R2) items 77 and 78 and CVM Ruling 319/1999 the Company presented a technical inquiry to the CVM, having not obtained an opinion regarding the approval of this report up to the date hereof. The Company informs that the registration of the surplus value in its balance sheet, on December 31, 2015, would generate an increase in the assets and net equity of R$ 1,233 million, and a decrease of the net result on December 31, 2015 on R$ 4,993 million, net of tax effects, essentially as a result of the applicable amortization during the financial year (R$ 234 million) and the registration of a loss of imparity (R$ 4,759 million), net of tax effects).

The executive officers clarify that there are no other assets and liabilities held by the Company that are not presented in the financial statements.

b) other items not evidenced in the financial statements

Not applicable, considering there are no other relevant items not evidenced in the financial statements of the Company.

10.7. Comments by the executive officers regarding each one of the items not evidenced in the financial statements indicated in item “10.6”

The information below was appraised and commented upon by the Executive Officers of the Company:

a) Considering such items alter or may alter the revenues, the expenses, the operational result, the financial expenses and other items of the financial statements of the issuer

The executive officers clarify that as mentioned in item 10.7 of this reference form, the registration of the added value in its balance sheet on December 31, 2015 would generate an increase of the total asset and net equity in the amount of R$ 1,869 million and R$ 1,233 million, respectively, and the decrease of the net result on December 31, 2015 in the amount of R$ 234 million, net of tax effects, essentially as a result of the amortization applicable to the financial year (R$ 354 million) and the registration of the loss of imparity (R$ 4,759 million).

The executive officers clarify that there are no other relevant items not evidenced in the financial statements of the Company.

b) Nature and purpose of the transactions

Not applicable.

c) Nature and sum of the obligations assumed and of the rights generated on behalf of the issuer as a result of the transactions

Not applicable.

10.8. Comments of the directors regarding the main elements of the Company’s business plan:

(a) (i) quantitative and qualitative description of the investments in progress and of the expected investments;

Below the Executive Officers of the Company present a quantitative and qualitative description of the investments in progress and the expected investments:

The Executive Officers of the Company believe that the investments are important in order to meet the expected demand, increasing operational efficiency. In order for these effects to occur in an organized manner, allowing sustainable growth in the Company, through the provision of fixed network services, which include (i) the voice and data services, counting on equipment installed at distributed points of presence, (ii) telephone centers, (iii) data communication equipment, and (iv) a capillary network of access lines that connects clients to these service points, interconnected by long-distance transmission equipment. The most relevant projects according to technique are described below:

Data Network

The Executive Officers of the Company inform that the data network projects include the following activities:

•	Acquisition of data communication equipment for the expansion of the network, in order to support annual IP traffic growth on the order of 40% and of fixed and mobile 3G and 4G, corporate and residential services; Expansion of the 100Gbps layer for connection with content providers, in order to guarantee greater internet navigation experience;

•	Implementation and adaptation of customized solutions, portfolio products and accesses (last mile) for clients, including the installation of optical accesses and/or characteristics related to the level of service (SLA, Service Level Agreement);

Voice Network

The Executive Officers of the Company inform that the switched network of the Company is facing the challenge of evolving in order to offer new added value services to its clients, especially using new technologies based on the concept of NGN (Next Generation Networks) and IMS (IP Multimedia Systems).

For this purpose, it is necessary to promote the modernization of its switched systems.

The Company has operated to cause the removal and substitution of small centers, while at the same time investing in the expansion of the NGN solution in order to service the demand for long-distance traffic (national and international) using VoIP.

As a direct result of this strategy, the Company has advanced in the implementation of the IP Multimedia Systems (IMS) hub, an Internet protocol (IP) services platform that allows the convergence of voice, data and video services, which represents a central part of our Triple Play offer. The IMS hub will not only provide control for the VoIP resources, but also the integration of control over access and authentication for all three services, in addition to allowing the advancement in the fixed/mobile convergence.

In this area, the Executive Officers of the Company highlight the projects of a regulatory nature: Individual / Collective PGMU; and Ruralcel, Ninth Digit.

Transport Networks

The expansion of the transport networks seeks to guarantee the outgoing capacity and high-resilience necessary for the plan for expansion of the services, growth of voice and IP traffic and improved experience of the clients. This most notably includes the following projects: (i) Expansion of the national and state backbones; (ii) Increased capillarity of the satellite network, (iii) Preparation for the traffic of 100Gbps clients nationwide; and (iv) Projects for the protection / optimization of routes.

The full optical 100Gbps layer is being expanded in order to provide a more efficient use of the capacity.

We also continue to expand our optical coverage in dozens of municipalities, both in order to increase availability and for the offer of services.

Network Management

The Executive Officers of the Company inform that the projects for the Management of Networks are distributed among the following activities:

Expansion of the platform in order to make available at the management positions of the CGR (Network Management Center), in real time, all of the transmission, infrastructure, integrated and related data errors, in order to seek the continuous reduction of the alarms of various management systems and domains, such that the events presented are necessarily related to the root cause;

Expansion of the management servers capacity that service corporate clients, seeking the growth thereof and controlling the efficiency in the provision of proactive services and client dissatisfaction;

Access Network

The Executive Officers of the Company inform that the investments related to the access network are distributed among the following:

•	Guarantee that the demands of new residential units under construction and the growth of the demand in existing neighborhoods will be met;

•	Promote the technological evolution of the existing network in order to fulfill the requirements of the market for fixed broadband;

•	Projects for the improvement and redundancy of cables, including the construction of redundant optical fiber routes and cables for linear routes and for the closing of loops; and

•	Execution of preventive maintenance in service sections that present an elevated index of defects, with substitutions of network elements with compromised useful lives, minimizing fraud and improving quality;

•	Expansion of the existing optical fiber network (FTTH) seeking the improvement of the operational indicators in regions where the metallic network is very degraded.

The access network most notably includes the project for the implementation of optical fiber up to the homes of clients (FTTH) in order to support our offer of Triple Play services, improve the quality of the services, and reduce the maintenance costs of the external network currently made using copper. The chosen optical technology (GPON) is designed to support IPTV and video, VoIP and high-speed Internet services up to 200 Mbps. With this same goal, we are introducing new technological solutions for distribution within buildings, such as G.Fast and VDSL micro nodules, and for the distribution of video over optical fiber, such as SAToPON, which uses the DTH satellite signal instead of the IPTV.

Mobile Network

The Executive Officers of the Company inform that the expansions of the 3G network include the improvement of coverage and increase of the Network capacity in the areas where the 3G service coverage of the Company already exists. The Company plans to implement new Base Radio Stations (ERB), in addition to expanding channels for 3G and 2G services (among them, “3G Channel Elements” and “Transmitters (2G TRXs)), which will provide improved network quality, allowing the achievement of lower telephone call congestion indexes, in fulfillment of the targets established by the regulatory body. As a result of fulfilling the obligations with Anatel for 2016 and the acquisition of the right to use 3G, the Company plans to implement new 3G Stations, which will service new municipalities in regions I and II.

Among the relevant projects, the Executive Officers of the Company note the following: the actual increase in capacity of the Mobile Network, especially with regard to 3G technology with a greater number of actions maintaining the quality thereof; continued expansion of the HSPA+ function in the access elements, allowing increased access speed. Additionally, the Company continues with the expansion of its 4G LTE Network, seeking compliance with the coverage commitments established by the regulatory body. The implementation continues with the RAN Sharing configuration, where there is a radio sharing configuration (Radio Access Network) by Oi and Carriers, where LTE eNode B access and its transmission network are shared with another Carrier, thus dividing the costs of coverage. This technique is pioneering in the Americas and has proven to be very efficient in increasing the coverage with smaller expansion costs.

In the years 2013/2014/2015, Oi fulfilled the LTE 50% Coverage and 80% Coverage projects (which were completion targets in stages defined for April/December-2013 and April/May-2014 and December-2015). For 2016, the company has as goal the continuation of the LTE 80% Coverage Project in municipalities with more than 100,000 inhabitants, with conclusion set for December-2016.

The company began a partnership with manufacturer Nokia for the development of an innovative Internet of Things (IoT) applications. This partnership will develop the recent LTE-M standard on the platform for the provision of connectivity services for IoT networks, anticipating a demand that is expected to be significant in the coming years.

(a) (ii) sources of financing of the investments

Below, the Executive Officers of the Company present the sources of financing of the investments:

The Executive Officers of the Company inform that the Company and its historically controlled companies use long-term loans taken out with assistance agencies and multilateral banks as a source of financing of the investments, which should be maintained as a strategy for financing the capital investments for the coming years.

The Executive Officers of the Company explain that the Company, Telemar Norte Leste S.A. and Oi Móvel have financing lines of part of the CAPEX with the national assistance Bank contracted in 2014 in the amount of R$ 3,700 million, with the Export Credit Agency contracted in 2014 in the amount of USD 397 million and with the foreign assistance Bank contracted in 2015 in the amount of USD 600 million.

With regard to the sources of financing of the investments in the mobile network, the Executive Officers of the Company clarify that the Company finances these investments through its operational cash flow and long-term financing.

(a) (iii) relevant divestments in progress and planned divestments.

The Executive Officers of the Company comment that the Company did not make any divestments of capital in the last 3 years, and does not have capital divestments planned or in progress.

Below, the Executive Officers of the Company comment regarding the acquisitions of plants, equipment, patents and other assets that should materially influence the production capacity of the Company:

b) acquisition of plants, equipment, patents or other assets that should materially influence the production capacity of the Company

The Executive Officers of the Company inform that the capital investments of the Company related with fixed assets totaled R$ 4,227 million on December 31, 2015, R$5,382 million in 2014 and R$6,614 million in 2013. The table below demonstrates investments with the expansion and modernization of installations during the periods indicated:

Item	2015 (In millions of Reais)	2014 (In millions of Reais)	2013 (In millions of Reais)
Data transmission equipment	1,338	1,207	1,740
Installation services	355	878	411
Mobile networks and systems	524	877	1,147
Voice transmission	601	663	908
Information technology services	378	454	378
Telecommunication services infrastructure	441	281	539
Buildings and improvements	73	166	542
Submarine cables	0	0	25
Network management system equipment	72	113	202
Backbone	291	159	71
Internet service equipment	02	03	07
Others	155	581	644

Total capital investments	4,227	5,382	6,614
Cash outflow to settle previously registered liabilities	(546)	(122)	(638)

Total capital investments according to the cash flow (acquisition of fixed and intangible assets)	3,681	5,260	5,976

The Executive Officers of the Company inform that the investments of the Company in the period of one year ended on December 31, 2015, in 2014 and 2013 included the following:

•	The Company directed investments of R$ 0.5 billion in 2015, of R$ 0.9 billion in 2014 and R$ 1.1 billion in 2013 for the mobility segment;

•	The expressive investments directed at the offer of broadband services, seeking both the expansion of the capillarity of its network and the increase of the speed made available to clients. In addition, the expansion of the capacity of the data networks, seeking to fulfill the needs of the corporate segment, contributed to total investments of R$ 1.3 billion in 2015, of R$ 1.2 billion in 2014 and R$ 1.7 billion in 2013 in data communication;

•	In the voice segment, the investments made in 2015, 2014 and 2013 were intended to provide new enterprises in the area of operation of the Company and the modernization of the internal and external plants, seeking the improvement of quality and allowing greater speed in the servicing of the demands; and

•	Seeking to provide support to the referred growth, the Company invested in telecommunication infrastructure, including the transport networks (backbones), IT infrastructure and network management platforms, R$ 1.2 billion in 2015, totaling R$ 1.0 billion in 2014 and R$ 1.2 billion in 2013.

c) new products and services, indicating: i) description of the research in progress that has already been disclosed; ii) total sums spent by the Company in research for the development of new products or services; iii) projects under development already disclosed; iv) total sums spent by the Company in the development of new products or services.

The Executive Officers of the Company present new products and services below, indicating the following: i) description of the research in progress that has already been disclosed; ii) total sums spent by the Company in research for the development of new products or services; iii) projects under development already disclosed; iv) total sums spent by the Company in the development of new products or services

Research and Development

Innovation has always been present in the DNA of Oi, since its inception, having been the most important tool for growth, always focusing on the value perceived by our customers.

Innovative strategies and initiatives such as the GSM standard choice, the convergence and Standalone SIMcard strategies, the release of the initiative sets and the launch of Paggo, among others, have become important competitive advantages to drive growth and consolidate the conquest of significant participation in the Brazilian market.

Oi continues to conduct independent innovation, research and development in the areas of telecommunications and information and communication technology services in order to leverage the achievement of the Company’s strategic objectives in addition to ensuring excellence in operational processes and delivery of services. For the development of new technologies, Oi depends primarily on the equipment suppliers of the telecommunications industry.

Innovation, research and development in Oi are referenced in the Oslo and Frascati manuals and use the open innovation model in service companies. In this context, Oi is has developed its Innovation Ecosystem in an integrated manner, interacting with most of the institutions that make up the Brazilian system of innovation, highlighting partnerships with the innovation community, equipment and solutions suppliers and national centers of research. Oi continues to serve as a sponsor of innovation and R & D with the partners of its system.

BASED ON OPEN INNOVATION MODEL, THE INNOVATION SYSTEM FOR Oi INTERACTS WITH A LARGE NUMBER OF BRAZILIAN INNOVATION SYSTEM INSTITUTIONS

Created in 2009, the Innovation Program for Oi is based on the open innovation concept—(Open Innovation), which calls for the development of innovation with the participation of a partner ecosystem, composed of universities and research centers, technology suppliers and incubated companies, working in partnership with Oi to design, develop and implement innovative solutions and projects in products, services and business processes.

Oi has established its role as a sponsor of innovation and R & D in the ecosystem by means of:

❑	Agreements for cooperation and technological development with national research centers (ICT’s);

❑	Partnerships with educational and research institutions and the National Network of Education and Research (RNP);

❑	Partnerships with telecommunications equipment industry with domestic technology;

❑	Partnerships with national suppliers with great potential for innovation.

In the period from 2009 to 2011, Oi was focused on structuring the area of innovation, research and development, in the mapping and development of its ecosystem and the development and encouragement of the acceding projects to this new approach to the company, highlighting the following activities:

❑	Creation of the innovation and R & D area;

❑	Initial spread of the culture of innovation;

❑	Structuring of the Innovation Ecosystem for Oi;

❑	Implementation of processes, monitoring and control of projects;

❑	Launching and consolidation of the program “Cooperation with National Industry Technology”;

❑	Signing of technological cooperation agreements with public and private Science and Technology Institutes (ICT’s);

❑	Stimulating the development of new innovation projects and R & D through development initiatives;

❑	Intensification of development projects with the participation of ICT’s;

❑	Launching initiatives to increase the Innovation Ecosystem through internal and external campaigns;

❑	Innovation Ecosystem Expansion for Oi through initiatives to stimulate submission of project proposals, such as the Application Call.

The Inova Program

In 2012, Oi intensified the prospecting process of innovative services and developed innovation, research and development activities, fostering its own innovation ecosystem through the Inova Program.

The Innovation Program was at the time divided into three innovation factories: Incremental Factory, Planned factory and Exploratory Factory.

The Incremental Factory was aimed at promoting and developing the culture of innovation in the day-to-day processes at Oi (short-term focus). For the implementation of the Incremental factory, a collaborative platform called “ Market Ideas” was used, where all Oi employees can participate by submitting ideas, evaluating and contributing the ideas of the other employees to solve day-to-day challenges that would result in continuous improvement and operational processes, products and services of the Company.

The Planned Factory was aimed at developing projects to implement products, services and innovative processes in Oi (medium-term focus). Innovative projects that integrate this factory were the strategic projects that supported the innovative position of Oi and contributed to the achievement of specific objectives and goals of the Strategic Plan for Oi.

In addition, the Exploratory Factory was aimed at evaluating and defining the positioning on new trends, technologies, research of new behaviors and identification of disruptions in the industry, as well as outlining new business models that would translate into competitive advantages from the strategic and economic standpoints for the future business of Oi.

This cycle satisfactorily flowed until 2014 when the Inova program was restructured encompassing the Incentive Program for Innovation in order to refine the project prospecting, prioritizing those projects that were perfectly attuned to a more austere strategy of the company. Thus better targeting the resources allocated to stimulating the development of the Company’s innovative projects, in partnership with science and technology institutes (ICTs)—public and private research centers and universities who carry on generating applied research for market solutions.

In 2015, Oi intensified the process of prospecting new partners for the development of innovation, research and development, celebrating new agreements of technological cooperation and agreements for the development of specific projects of technological innovation.

In the first cycle of this program in 2011, six projects were approved. As for the course of 2012, nine projects were selected to receive financial incentive. In 2013, twenty-four projects were developed with the support of this program and of these, 17 projects were fully paid with these funds. In 2014, thirty-seven projects were fully paid with these funds. In 2015, twenty-five projects were fully paid with funds from the Inova program.

The prospect of the initiatives is to evaluate and define the positioning on new trends, technologies, research new behaviors, identify disruptions in the industry, as well as outline new business models that translate into competitive advantages of strategic and economic standpoints for the future business of Oi.

Once they are prioritized, the initiatives are developed into studies / research, proof of concept and projects in partnership with technology suppliers, universities and research centers in Brazil and abroad, to evaluate and select new technologies, new business models and new operating processes and delivery of services to our customers.

This process also involves the strategic and financial assessment of the studied opportunities, the choice of the most promising opportunities and the definition of objectives, goals and project design that will be put in place.

In addition to these initiatives directly supported by R & D, there are other also innovative initiatives, developed and individually managed by the business, engineering and IT areas of Oi with the monitoring and support of innovation group, which contributes to the achievement of specific objectives and the Strategic Plan goals for Hi.

The expected results in both contexts are:

❑	More innovative projects, in line with business priorities;

❑	Improvement of project prioritization and allocation of investments;

❑	Greater synergy between the areas and sectors in developing projects with requirements or similar features;

❑	Leverage better competitive advantages and external perception of the innovative performance of Oi.

Relevant objectives for the year 2016 are:

❑	Intensify the incentive to develop innovative and disruptive projects;

❑	Expand the ability to capture and select partners for the development of innovative products and services required by the business units of Oi.

❑	Develop new innovation and R & D projects focused on new business and / or new business models supporting the goals and targets of the Company’s Strategic Plan

❑	Foster a culture of innovation and entrepreneurship among Oi employees.

❑	Strengthen the positioning of Oi as innovator.

The portfolio of innovation and R & D projects in 2015 was composed of 34 projects. For the year 2016, Oi is working with an estimated volume of innovative projects similar to the 2015 portfolio. Please see below a non-exhaustive preview of some 2016 portfolio projects that have already been identified and are under development in the company. This list is constantly updated as the identification and development of new innovative projects takes places throughout the year.

❑	2015 portfolio projects that will continue in 2016

❑	Health and Wellness Program - Search and Scheduling Project

The program is to develop systems that provide intelligent tracking of the patient’s health in order to prevent diseases, promote healthy habits and improve the quality of the target public life through Health Care Centers that provide an alternative support system to the regular care services, while guiding customers to make healthy decisions. The Search and Scheduling Project aims to implement a search engine for health professionals and scheduling appointments via web and the development of an application for mobile devices that will be deployed in the main market platforms.

❑	Development of a new Public Use Phone (TUP)

Project for a new electronic and mechanical development for TUP equipment, using NFC technology for payments and the mobile network for communication with the SSR (TUP Remote Supervision Syste). The new equipment architecture will provide higher availability, greater efficiency in maintenance paired with the decrease of the number of field visits and optimization of the Supervision System of the TUP Network.

❑	Development of an auditing mobile solution for technical consulting teams

Development of a tool for technical consulting teams support, streamlining customer service more assertively in the identification and proposition of solutions for their needs.

Application development on the iOS and Android platform with user-friendly interface for the consultant to log all the information necessary to properly service to the customers’ requests.

❑	Development of a tracking system and fleet optimization

The project foresees the development of a comprehensive tracking and fleet optimization solution, aiming at obtaining effective efficiency gains with lower operating / maintenance costs and fraud reduction. The project aims to meet a real demand from corporate customers, adding value to the offerings of Oi in this segment, evolving from a connectivity provider and voice and data services to a partner for global solutions to support the customers’ business.

❑	Oi Contributor

Evolution of a mobile application, launched in December 2014, exclusively for Oi employees, where one can access corporate information relating to the employee such as office, stocking, e-mail, phone numbers and others.

In 2015, various support and information services were implemented, a tool for accelerating customers’ requests solution and the functionality of streamlining the provision of a new service to a customer. The development planned for 2016 provides for frequency control, time bank and overtime as well as a function where one can report, through the phone’s camera, problems encountered in outside plant elements such as: TUP, splices, boxes, air network, IVRs, in conjunction with a Web Portal (Dashboard) that will enable the processing of the event generated by the application, between the areas responsible for that process. The Dashboard will also serve as a management and control tool of the activities of the responsible areas, allowing the extraction of various types of reports. The project roadmap in 2016 provides for the aggregation of several other features to the application.

❑	Development of a unified system of registration and customer request record

Includes developing a single platform (Unified CRM1) for the registration, request record and customer service that integrates all the features of products / services, Registration and Requests (Order Entry) and provides a single, consolidated view of the customer in all networks and all

[1]

CRM - Customer Relationship Management. Defines a whole class of tools that automate contact functions with the customer. These tools include computerized systems and fundamentally a change in corporate attitude, which aims to help companies create and maintain a good relationship with their customers by storing and interrelating intelligently, information about their activities and interactions with the company.

geographical areas covered by Oi, contemplating the migration of customers from legacy systems to the new platform. It is also objective of the project to map and design the project processes of the new unified customer relationship—unified CRM and request record, which will meet all relationship channels for Oi (Local and Remote). The scope includes the analysis of existing processes and the creation of new ones that meet the reality and requirements of the new systems and explore the possibilities available with the new architecture based on best practices in the telecommunications market and customer service. The project was resumed in 2014 and its first phase was completed in the first half of 2015. The Unified CRM is one of the largest operational transformations for Oi for the coming years, since its in cloud deployment is the largest project in the world currently, and after the first phase, it will be the largest operation. It is the first implementation of an enterprise solution for massive use in the cloud, including a significant volume of Oi operators and employees.

The project migration to a cloud solution has caused a stretching in the implementation schedule; however, it is still planned to be completed by the end of 2016.

❑	New projects of the 2016 portfolio

❑	Health and Wellness Program – Clinical History Project

The program is to develop systems that provide intelligent tracking of the patient’s health in order to prevent diseases, promote healthy habits and improve the quality of the target public life through Health Care Centers that provide an alternative support system to the regular care services, while guiding customers to make healthy decisions. The Clinical History Project aims at developing a system and mobile applications on leading platforms in order to store and share, when necessary, any health information safely and effectively. Information such as medical history details, vital data, family history, health time line, automatically captured tests, calendar medications and treatments, surgery record and everything that is useful to store in relation to health and wellness.

❑	IoT program (Internet of Things) Connected Home

Research and development of a portfolio of solutions, in partnership with ICT and / or company incubated in a center of excellence in technological innovation, in order to perform proof of concept based on the use of various technologies applicable in the implementation of domestic features and IoT (Internet of Things). Major players are seeking to establish in the industry and consolidate their own technology platforms, but builders will be required to identify, develop and exploit value added service platforms to the customer. There is progress in energy efficiency applications, fire prevention, security (monitoring, simulation, leak detection, entertainment and others).

❑	Oi More Companies

Innovative project started in late 2015 to launch in the very short term, a pilot program not yet integrated to the Oi systems. It is the first application (Android and iOS) launched in Brazil with a focus on serving companies. The objective is to provide the business and enterprise customer an application for smartphones that enables a basic self-service request, repair and information provision related to the account with “self-help” procedures before the opening of requests. The app will allow the request of new products and services, status monitoring of requests by the app, notification and email. It will also develop a Web Portal as a new support back office tool and KPI Control Panel (Performance Key Indicators).

❑	IoT program (Internet of Things) Connected Car

Research and development of a portfolio of solutions, in partnership with ICT and / or company incubated in a center of excellence in technological innovation, in order to perform proof of concept based on the use of various technologies applicable in the implementation of domestic features and IoT (Internet of Things). Major players have already presented open solutions that are in the very beginning of IoT Ecosystems, in which the catalysts are integrators that will identify, develop and explore new business platforms. There are applications support services related to driving, safety, maintenance, sale, and payments that will offer consumers premium services at attractive costs since the same integration solution can serve all players cheapening the individual cost of each.

10.9. Comments by the executive officers regarding other factors that significantly influenced the operational performance and that were not identified or commented upon in the other items of this section

The executive officers of the Company clarify that there were no other factors that had a relevant influence on the operational performance, which were not identified or commented upon in the other items of this section.

EXHIBIT III

(PROPOSAL FOR NET PROFIT ALLOCATION, PURSUANT TO EXHIBIT 9-1-II OF CVM RULING No 481/09)

Under OFÍCIO-CIRCULAR/CVM/SEP/Nº02/2016, the Annex 9-1-II CVM 481/09 is not being presented on the basis of calculation by the loss of the Company in the fiscal year ended December 31, 2015.

EXHIBIT IV

Article 10 of CVM Ruling No. 481/09

ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

(Complementary information related to the proposal for election of the management members)

12.5 – Indicate in table form:

Board of Directors:

Name	Date of birth	Management body	Date of Election	Term of Office	Other Positions and Roles Held at the Issuer
João Manuel Pisco de Castro	09/22/1954	Board of Directors	BDM 09/18/2015	Until the Annual Shareholders’ Meeting for 2018	Engineering, Technology and Network Committee.

CPF	Profession	Elective position held	Investiture Date	Nominated by the Controlling Shareholder	Description of another position/duty
Passaport N473969	Business administrator	Board of Directors (Effective)	BDM 09/18/2015	No	Not applicable

Independent member			Number of consecutive terms

Yes			0

Curriculum Vitae

Mr. Castro has served as an alternate member of our board of directors since September 2015. Mr. Castro serves as vice-president of Grupo Visabeira SGPS S.A., Visabeira Imobiliária SGPS S.A., Visabeira Indústria SGPS S.A., Visabeira Participações Financeiras SGPS S.A., and Vista Alegre Atlantis SGPS S.A. He serves as the CEO of Visabeira Global SGPS S.A., Visagreen SGPS S.A., and Real Life Tecnologia de Informação S.A. and is the manager of the following companies: Ambitermo Engenharia e Equipamentos Térmicos S.A., Gevisar SGPS S.A., Granbeira Sociedade de Exploração e Comércio de Granitos, Granbeira II Rochas Ornamentais S.A., Visacasa S.A., Constructel (Belgium), Constructel Sweden AB, and Constructel (Russia). In addition, Mr. Castro has served as a member of the board of directors of Grupo Visabeira SGPS S.A. from 2002 to 2007, president of the Instituto de Gestão Financeira e de Infra-Estrutiuras da Justiça I.P. from 2007 to 2009 and as manager of the following companies: Visabeira Telecomunicações e Construção SGPS S.A. from 2002 to 2006, Visabeira Serviços SGPS S.A. from 2003 to 2005, Ifervisa S.A. from 2005 to 2007, Viatel S.A. from 2005 to 2007, Visacasa S.A. from 2003 to 2005, Figueira Paranova S.A. from 2005 to 2006 and Beiragás S.A. from 2000 to 2003. He also served as: manager of Visabeira Ltda. from 2004 to 2007, management advisor of Grupo Visabeira from 1995 to 2000, CEO of Grupo Visabeira in Azores from 1993 to 1995, regional officer of Grupo Visabeira in Lisbon from 1989 to 1993, head of department of Centro e Exploração de Carcavelos dos TLP from 1985 to 1989, specialist in production management of TLP from 1983 to 1985, professor at Escola Salesiana do Estoril from 1981 to 1983 and managing partner and professor of Externato das Neves, Viana do Castelo from 1977 to 1981. Mr. Castro holds a bachelor’s degree in electrical engineering, with a specialization in telecommunications and electronics, from Instituto Superior Técnico and an MBA from Faculdade de Economia da Universidade de Lisboa.

João Manuel Pisco de Castro, in the last five years, has no criminal conviction, no sentencing in any administrative proceeding installed by CVM, nor any sentencing that is final and unappealable, in the judicial or administrative spheres, which has suspended or impaired the practice of a professional or commercial activity.

Name	Date of birth	Management body	Date of Election	Term of Office	Other Positions and Roles Held at the Issuer
Pedro Guimarães e Melo de Oliveira Guterres	07/11/1975	Board of Directors	BDM 02/17/2016	Until the Annual Shareholders’ Meeting for 2018	Not applicable

CPF	Profession	Elective position held	Investiture Date	Nominated by the Controlling Shareholder	Description of another position/duty
234.716.148-26	Business administrator	Board of Directors (Alternate)	BDM 02/17/2016	No	Not applicable

Independent member			Number of consecutive terms
Yes			0

Curriculum Vitae

Mr. Guterres has served as an alternate member of our board of directors from October 2014 to September 2015 as a nominee of Bratel Brasil. Mr. Guterres is a Regular member of the Board of Directors of Pharol Brasil Ltda., since 2015. Mr. Guterres was an officer of Telemar Participações S.A. from 2011 to 2015, a Board Member of Bratel Brasil from 2011 to 2015, a member of the board of Medi Telecom from 2008 to 2009 and Director of Planning and Control of Portugal Telecom SGPS, S.A. (currently Pharol SGPS S.A.) from 2009 to 2010. Previously in his career, Mr. Guterres held the positions of director of corporate finance of Portugal Telecom, SGPS, S.A. from 2008 to 2010, director of planning and control of PT Comunicações S.A. from 2007 to 2008, director of planning and control of PT Multimédia from 2003 to 2007 and director of business development of Portugal Telecom, SGPS, S.A. from 2000 to 2003. Before joining the Portugal Telecom Group, Mr. Guterres worked at Merrill Lynch Investment Banking from 1997 to 2000. Mr. Guterres holds a degree in economics from the Universidade Nova de Lisboa, 1997.

Pedro Guimarães e Melo de Oliveira Guterres, in the last five years, has no criminal conviction, no sentencing in any administrative proceeding installed by CVM, nor any sentencing that is final and unappealable, in the judicial or administrative spheres, which has suspended or impaired the practice of a professional or commercial activity.

Name	Date of birth	Management body	Date of Election	Term of Office	Other Positions and Roles Held at the Issuer
Maria do Rosário Amado Pinto Correia	10/10/1958	Board of Directors	BDM 02/17/2016	Until the Annual Shareholders’ Meeting for 2018	People, Nomination and Remuneration Committee

CPF	Profession	Elective position held	Investiture Date	Nominated by the Controlling Shareholder	Description of another position/duty
Not applicable	Economist	Board of Directors (Alternate)	BDM 02/17/2016	No	Not applicable

Independent member			Number of consecutive terms
Yes			0

Curriculum Vitae

Mrs. Pinto Correia is a member of the Board of Directors of Pharol SGPS sice 2015, Chairman of Ferreira Marques & Irmão since 2012, and CEO of Topázio – manufacture of luxury objects in silver since 2012. Previously in her career, Mrs. Pinto Correia held the positions of Advisor to the Board of PT International Investments (2007), Chairman and Legal Representative of CTTC-Archway /Beijing (2005-2007), Board member of PT Asia (2005-2007), Responsible for Business Development in Asia and Brasil for CLSBE Executive Education (2012-2015), Supervisor of Directel (Yellow Pages) Cosmos and Telesat (technical support for MCTV) activities (2005-2007), CEO of Macau Cable TV (2005-2007), Director of Client Satisfaction and Service Quality at PT-SGPS (2004), Director of Knowledge Management and Communication at PT Comunicações (2003), Head of Office of OGILVYONE Portugal (1994-2002), Publisher of the Portugal edition of the Marie Claire magazine (1992-1994), Account Director at McCann Direct and Director of Client Service at McCann-Erickson Lisbon (1987-1992), Product Manager & Director of the Direct Mail Office at CTT- Correios de Portugal (1981-1987). Mrs. Pinto Correia holds a degree in Economics from the Católica Lisbon School of Business and Economics, Master of Business by Nova School of Business and MBA by Wharton School.

Maria do Rosário Amado Pinto Correianos, in the last five years, has no criminal conviction, no sentencing in any administrative proceeding installed by CVM, nor any sentencing that is final and unappealable, in the judicial or administrative spheres, which has suspended or impaired the practice of a professional or commercial activity.

Audit Committee:

Name	Date of birth	Management body	Date of Election	Term of Office	Other Positions and Roles Held at the Issuer
Allan Kardec de Melo Ferreira	11/19/1946	Audit Committee	04/28/2016	Until the Annual Shareholders’ Meeting for 2017	Not applicable

CPF	Profession	Elective position held	Investiture Date	Nominated by the Controlling Shareholder	Description of another position/duty
054.541.586-15	Attorney	Effective member	04/28/2016	Not applicable	Not applicable

Independent member			Number of consecutive terms
Yes			7

Curriculum Vitae

Allan Kardec de Melo Ferreira was internal advisor of Andrade Gutierrez from 1971 to 1993, being responsible for the company’s competitive bidding and contracts in Brazil between 1971 and 1980 and head of the international legal department between 1980 and 1993. His activities comprise management advisory for several companies in the civil, trading and tax areas, as well as the participation in restructuring process (mergers, spin-offs, disposals, sale of assets) of the telecom operators of Grupo Andrade Gutierrez and in several auctions carried out by the Highway and Road Department of Minas Gerais (DNER-MG), Transport and Traffic Company of Belo Horizonte (BHTRANS), Ministry of Communication and Brazilian Telecommunication Agency (ANATEL). He holds a bachelor’s degree in Law from Pontifícia Universidade Católica of Minas Gerais (1970), in addition to having participated in several extension courses on Foreign Trade, mainly Service Export, in Fundação Centro de Comércio Exterior (FUNCEX), Fundação Dom Cabral, Ministry of Foreign Relations and Andrade Gutierrez.

Allan Kardec de Melo in the last five years, has no criminal conviction, no sentencing in any administrative proceeding installed by CVM, nor any sentencing that is final and unappealable, in the judicial or administrative spheres, which has suspended or impaired the practice of a professional or commercial activity.

Name	Date of birth	Management body	Date of Election	Term of Office	Other Positions and Roles Held at the Issuer
José Cláudio Rego Aranha	04/20/1948	Audit Committee	04/28/2016	Until the Annual Shareholders’ Meeting for 2017	Not applicable

CPF	Profession	Elective position held	Investiture Date	Nominated by the Controlling Shareholder	Description of another position/duty
261.866.247-49	Engineer	Effective member	04/28/2016	Not applicable	Not applicable

Independent member			Number of consecutive terms
Yes			0

Curriculum Vitae

Mr. José Cláudio has 30 years of experience in the financial system, having worked at the National Bank for Economic and Social Development—BNDES in different areas, such as finance, structured finance, stock market and fixed income. He has experience in different sectors of the economy, infrastructure, petroleum, chemical and petrochemical, pulp and paper, biotechnology, pharmaceutical, metal mechanics, electronics, information technology, social. He was Director of Banco Nossa Caixa Capital Markets (2009), Investment Analyst, Manager and Head of Department of BNDESPAR (1979-2008), Advisor to the Board Finance and Infrastructure and Superintendent of Fixed Income Area of BNDES (1983—2002), PETROQUISA Projects Analyst (1976-1979), Promom Planning Engineer ENGINEERING (1974-1976), Project Analyst Natron Engineering (1973), Engineer of the Department of Caterpillar Brazil Services (1972-1973) and Project Analyst Tecnometal (1971-1972). He was a member of the independent committee for JBS, 2009, member of the independent committee of Açúcar Guarani, 2010 and member of the independent committee of BRAZIL TELECOM, 2011. He is Industrial Mechanical Engineer graduated from the School of Engineering Fluminense Federal University in 1971. He is post graduated in Industrial Management from the Research Institute for Management Science (Delft, Holland) in 1974. He has an Executive MBA in Business Administration from COPEAD in 1989.

José Cláudio in the last five years, has no criminal conviction, no sentencing in any administrative proceeding installed by CVM, nor any sentencing that is final and unappealable, in the judicial or administrative spheres, which has suspended or impaired the practice of a professional or commercial activity.

Name	Date of birth	Management body	Date of Election	Term of Office	Other Positions and Roles Held at the Issuer
Pedro Wagner Pereira Coelho	06/29/1948	Audit Committee	04/28/2016	Until the Annual Shareholders’ Meeting for 2017	Not applicable

CPF	Profession	Elective position held	Investiture Date	Nominated by the Controlling Shareholder	Description of another position/duty
258.318.957-34	Counter	Effective member	04/28/2016	Not applicable	Not applicable

Independent member			Number of consecutive terms
Yes			0

Curriculum Vitae

Mr. Pedro is Chairman of the Fiscal Council of Magnesita S.A since April 2008, member of the Fiscal Council of Parnaiba Natural Gas S.A since October 2015 and member of the Supervisory Board of Estacio Participações S.A since April 2012. He worked in the external auditing Company PriceWaterhouseCoopers Independent Auditors, from October 1978 to April 1981 and controller are of the Investment Bank Garantia S.A from May 1982 until July 1997. He was also chairman of the Fiscal council of Lojas Americanas S.A (commercial and retail), Tele Norte Leste Participações SA (telecommunications), Telemar Participações S.A (telecommunications), TAM S.A (transport) and Enersul—energy of South Matogrosso (energy). Over the past five years, he served as member of the Carpe Diem—Consulting, Business Planning and Consulting Ltda. (Company in the business of Tax Consulting and Accounting activity, Planning and Business Advisory, Enterprises and Holdings). He is graduated in Business Administration from the University Society Augusto Motta—SUAM in 1978 and in Accounting at SOMLEI in 1980.

Pedro Wagner Pereira Coelho in the last five years, has no criminal conviction, no sentencing in any administrative proceeding installed by CVM, nor any sentencing that is final and unappealable, in the judicial or administrative spheres, which has suspended or impaired the practice of a professional or commercial activity.

Name	Date of birth	Management body	Date of Election	Term of Office	Other Positions and Roles Held at the Issuer
Piero Carbone	03/15/1956	Audit Committee	04/28/2016	Until the Annual Shareholders’ Meeting for 2017	Not applicable

CPF	Profession	Elective position held	Investiture Date	Nominated by the Controlling Shareholder	Description of another position/duty
528.180.477-49	Accountant	Alternate member	04/28/2016	Not applicable	Not applicable

Independent member			Number of consecutive terms
Yes			0

Curriculum Vitae

Mr. Piero Carbone has served as a member of the Supervisory Board of the companies: Ciapam Cia. Agropastoril Mucuri since 2015 Gado e Cana de Açúcar Fontes Agropecuária S.A. since 2015; Gado e Cana de Açúcar Itaguay Imobiliária e Participações S.A. since 2015 (Trade and Real Estate Leasing), Condor S.A. (Chemical Industry) since 2014, Industry of non-lethal weapons Risk Office S.A. since 2014 (Evaluation Service financial risk and investment), Cultura Inglesa S.A. since 2011. Previously in his career, Mr. Carbone worked in accounting area at Oi/Telemar, from May 1999 to June 2011 and as PRICEWATERHOUSECOOPERS audit trainee from 1978 to 1998. He holds a degree in Accounting from the University Santa Ursula in 1984. He holds an MBA in Business Management from Fundação Dom Cabral in 2001 and Degree in Executive Education at the University Estacio de Sá formed in 1978.

Piero Carbone in the last five years, has no criminal conviction, no sentencing in any administrative proceeding installed by CVM, nor any sentencing that is final and unappealable, in the judicial or administrative spheres, which has suspended or impaired the practice of a professional or commercial activity.

Name	Date of birth	Management body	Date of Election	Term of Office	Other Positions and Roles Held at the Issuer
Álvaro Bandeira	22/06/1950	Audit Committee	04/28/2016	Until the Annual Shareholders’ Meeting for 2017	Not applicable

CPF	Profession	Elective position held	Investiture Date	Nominated by the Controlling Shareholder	Description of another position/duty
266839707-34	Economist	Alternate member	04/28/2016	Not applicable	Not applicable

Independent member			Number of consecutive terms
Yes			0

Curriculum Vitae

Mr. Alvaro is Chief Economist of Brokerage Modalmais since 2015, the year he joined the institution. During the period 2011 to 2015 was Chief Economist of Orama, which led the analysis team. He held the same position for more than ten years at Ágora Corretora, which was also Managing Director. He was President of the Brazilian Futures Exchange (BBF), President of the National APIMEC and regional for five administrations, Director of BVRJ and BM&F, as well as former full member of the Supervisory Board of Souza Cruz. It acts as Speaker in several congresses related to the Capital Markets and personal finance, and develop lectures at universities and companies on issues related to this market. Maintains regular column in vehicles in the economic area, and financial education websites like Dinheirama and Infomoney. In the latter, he participated in interactive weekly program with more than 400 people logged forum. It is currently a columnist daily in two editions of BandNews FM. With over 40 years of experience in Capital Markets, Mr. Alvaro holds a degree in Economics from UFRJ and pos-graduate from Coppe-RUFRJ.

Mr. Alvaro in the last five years, has no criminal conviction, no sentencing in any administrative proceeding installed by CVM, nor any sentencing that is final and unappealable, in the judicial or administrative spheres, which has suspended or impaired the practice of a professional or commercial activity.

Name	Date of birth	Management body	Date of Election	Term of Office	Other Positions and Roles Held at the Issuer
William da Cruz Leal	10/03/1956	Audit Committee	04/28/2016	Until the Annual Shareholders’ Meeting for 2017	Not applicable

CPF	Profession	Elective position held	Investiture Date	Nominated by the Controlling Shareholder	Description of another position/duty
245.579.516-00	Mechanical engineer	Alternate member	04/28/2016	Not applicable	Not applicable

Independent member			Number of consecutive terms
Yes			0

Curriculum Vitae

Mr. Wiliam has extensive experience in Corporate Governance, Corporate Sustainability, Enterprise Risk Management, Internal Controls, Technology and Information Security. Since 2011 is Managing Partner of Cruz Leal Gestão Empresarial Ltda., Consulting firm specialized in motivation, leadership, technology, corporate governance and sustainability. He is a Board Member certified by IBGC—Brazilian Institute of Corporate Governance since 2009. He worked at Tele Norte Leste Participações S.A., a telecommunications company, from 2000 to 2009, having served as Executive Manager of Corporate Governance Manager Internal controls and Budget and Special Projects Manager and Systems Audit. Previously, he worked at Banco do Brasil S.A., from 1975 to 2000, having served as Executive Manager of changes and Analyst Information Technology Consultant. He is graduated in Mechanical Engineering from Fundação de Ensino Superior de Itaúna, Minas Gerais, in 1980.

Mr. Wiliam in the last five years, has no criminal conviction, no sentencing in any administrative proceeding installed by CVM, nor any sentencing that is final and unappealable, in the judicial or administrative spheres, which has suspended or impaired the practice of a professional or commercial activity.

12.6—For each one of the people who served as a member of the board of directors or the supervisory board in the last year, report in table format, the percentage of participation in the meetings held by the respective body in the same period, after the investiture.

Name	Total meetings held by the Board of Directors	Percentage of Participation in Meetings
João Manuel Pisco de Castro (alternate)	7	0
Pedro Guimarães e Melo de Oliveira Guterres (alternate)	12	8%

Name	Total meetings held by the Fiscal Council	Percentage of Participation in Meetings
Allan Kardec de Melo Ferreira	6	100%

12.7 –Provide the information mentioned in item 12.5 in relation to members of the statutory committees and the audit, risk, financial and compensation committees, even if such committees or structures are not statutory.

New members of the statutory committees will not be elected, nor any of the audit, risk, financial and remuneration committees.

12.8 – For each one of the people who acted as a member of the statutory committees and the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, inform, in table format, the percentage of participation in the meetings held by the respective board in the same period, which occurred after taking office

No members were elected in the existing committees in the Company.

12.9. Marital Relation, Civil Union or Kinship up to second degree

a. Company administrators

None.

b. (i) Company administrators and (ii) administrators of directly or indirectly controlled companies of the Company.

None.

c. (i) Company administrators or administrators of its directly or indirectly controlled companies and (ii) direct or indirect controlling companies of the Company

None.

d. (i) Company administrators and (ii) administrators of direct or indirect controlling companies of the Company

None.

12.10 – Subordination, service or control relationships maintained in the last 3 financial years, between the Company administrators and:

a.	A company directly or indirectly controlled by the Company

Issuer Administrator

Name	CPF/CNPJ	Type of relationship of Administrator with the related person	Type of related person	Title/Position
José Mauro Mettrau Carneiro da Cunha	299.637.297-20	Subordination	Indirectly controlled company	Chairman of the Board of Directors

Related person

Company	CNPJ	Title/Position
Dommo Empreendimentos Imobiliários S.A	02.107.946/0001-87	Chairman of Board of Directors

b.	Direct or indirect controlling company of issuer

None.

c.	If relevant, supplier, debtor or creditor clients of the Company, of its controlled company or controlling companies or controlled companies of one of such persons

None.

EXHIBIT V

ITEM 13.1 TO 13.16 OF THE REFERENCE FORM

13.1—Description of the compensation policy or practice, including that of the non-statutory executive board

Compensation policy or practice of the Board of Directors, of the statutory and non-statutory executive board, of the audit committee, of the Corporate Governance and Finance, Risks and Contingencies, Engineering, Technology and Networks and Personnel, and Nominations committees, and encompassing the following aspects:

a.	Goals of the compensation policy or practice

The compensation policy practiced by the Company has the following objectives:

•	attract, retain and encourage the high performance of its executives for the development and employment of the business strategies of the Company;

•	provide competitive levels of compensation with regard to those practiced by the selected markets;

•	align itself to the short, medium and long-term interests of the shareholders of the Company; and

•	to be simple, transparent and easy to understand for the shareholders.

Board of Directors, Audit Committee, Corporate Governance and Finance, Risks and Contingencies, Engineering Technology and Networks and Personnel, Nominations and Compensation committees

The compensation philosophy and policies apply to the members of the Board of Directors and respective committees, as well as to the members of the Audit Committee.

The governance model of the Company and of its controlled companies sets forth a Board of Directors with strong presence aligned with the short, medium and long-term interests of the shareholders, and adds value to the company through the combination of different areas of expertise, experiences and operational focuses.

The members of the Board of Directors, of the respective committees and of the Audit Committee represent the interests of the shareholders of the Company and are unique professionals in their respective fields of activity. Based on this qualification, they receive fixed monthly fees in line with those of the best market practices.

Statutory and Non-Statutory Executive Board

The Company applies the same compensation philosophy and strategy for Statutory and Non-Statutory Executive Officers, which is to offer fair compensation to its executives based on the comparative market, considering the scope of operation and seniority of the occupant, generating a unique opportunity for total earnings based on the short and long-term results of the business and the individual performance of the executives, in order to guarantee the capacity of the company to attract, retain and encourage the high performance of the executives, aligning their interests to those of the shareholders.

In order to achieve this objective, the Company adopts an approach segmented by organizational levels, defining a specific strategy for each line of compensation, in order to balance the impact of each element of compensation to the market practices and goals of the business, ensuring the competitive nature of the total compensation compared to the market.

The compensation practiced for the Statutory and Non-Statutory Executive Officers is composed of the portion of fixed compensation (salary/pro-labore and benefits) and variable compensation (short and long-term incentive), according to the detailing of the referred portions in the information regarding the composition of the compensation.

b.	Composition of the compensation

The compensation policy of the Company follows the same philosophy for all of its controlled companies and sets forth the same composition for all of them.

i.	Description of the elements of the compensation and the goals of each one of them

BOARD OF DIRECTORS

Fixed Compensation

Pro-labore: the compensation of the Board of Directors is exclusively composed of fixed monthly compensation (fees). The purpose of the compensation is to compensate the scope of activities related to the position, as well as the performance of the occupant in such duties, within the scope of responsibility attributed to the Board of Directors of the Company. The compensation follows as parameters the amounts practiced in the market for companies of similar size and structure, aligned to the Compensation Strategy of the Company, in addition to considering the time of dedication to the respective body of the administration.

Participation in Committees: the members of the Board of Directors who compose the committees of the Company receive a fixed monthly amount (fees), for purposes of compensating the activities related to the referred committee. This fixed monthly amount compensates the additional responsibilities of the members of the committees within the scope of responsibility attributed to the members, following as parameters the amounts practiced in the market for companies of similar size and structure, aligned to the Compensation Strategy of the Company.

In accordance with the Corporation Law and with the Bylaws of the Company, it is the responsibility of the shareholders, convened in an Ordinary General Meeting, to annually set the overall sum of the compensation of the members of its management. However, it is incumbent upon the Board of Directors to resolve regarding the method for distribution of the amount set between its members and those of the executive board.

Variable Compensation

The members of the Board of Directors are not entitled to variable compensation.

AUDIT COMMITTEE

Fixed compensation

Pro-labore: the compensation of the Audit Committee is exclusively composed of fixed monthly compensation (fees). The purpose of the compensation is to compensate the services of each board member, within the scope of responsibility attributed to the Audit Committee of the Company. The alternate members are only compensated in cases in which they hold a position due to vacancy, impairment or absence of the respective full-time members. The determination of the compensation of the members of the Audit Committee is made based on the percentage of the average compensation attributed to the Statutory Executive Officers. The compensation of the members of the of Audit Committee is set by the General Meeting that elects them, observing paragraph 3 of article 162 of the Corporation Law.

Variable compensation

The members of the Audit Committee are not entitled to variable compensation.

STATUTORY EXECUTIVE BOARD AND NON-STATUTORY EXECUTIVE BOARD

Fixed compensation

Salary: intended to compensate the scope of activities related to the position, as well as the performance of the occupant of the position, within the scope of responsibility attributed thereto.

The strategy of the Company consists in positioning the base salary of the executives in line with the market average in order to balance the fixed costs and ensure the competitiveness of this portion of compensation.

The Company uses the Hay methodology for evaluating positions as a tool for establishing both internal balance, defining levels for grouping duties of similar size, complexity and impact on the business, and precise parameters for comparison with the market.

The salary levels are defined based on the market references with amplitudes (minimum and maximum) that allow recognition of the performance of the occupants with regard to the market value of the position.

Direct and indirect benefits: the Company has a benefits policy compatible with the market practices, which seeks to offer its employees medical assistance, dental assistance, pharmacy assistance, group life insurance, meal voucher and private pension plans, among others, which, combined with the fixed and variable compensation, make the compensation package competitive and attractive on the market.

Post-employment Benefits: The Company offers to all of its employees the possibility to participate in the private pension plan, and this option may be freely chosen by the worker, seeking to increase the attractiveness of its compensation package.

Others (INSS): The Company contributes, on a monthly basis, to the Brazilian Social Security Institute (INSS), in compliance with its obligation and safeguarding its employees with regard to retirement in the future, the need for death pension, allowances for illness, allowances for accidents, among others.

Variable compensation

The variable compensation practiced for the Statutory and Non-Statutory Executive Officers is based on the short and long-term incentive, in accordance with the detailing of the referred portions:

Short-Term Incentives (“Bonuses”): encompasses the annual participation in the results of the Company, defined by measurable indicators and goals derived from the business plan and from the annual budget approved by the Board of Directors. Its purpose is to encourage and reward based on the result of the business plan for the year, as well as to recognize, on the basis of merit, the individual performance of the executives, in addition to guaranteeing competitiveness with the market.

In addition to recognizing and rewarding, the short-term incentives program works as a tool to ensure clarity and focus in the key results indicators that assure excellence in the execution of the business plan.

The program sets forth that each year, after the approval of the business plan, key results , financial and/or operational excellence indicators must be defined, which will be measured for purposes of compensation.

The strategy of the Company is to place the opportunity for earnings of the program in the third quarter, in line with the business plan, which would generate an opportunity for superior gains based on the superior results of the business and on the individual performance of the executives.

The target reward levels for the expected results, as well as the maximum levels, are defined by organizational level, based on the values and mix of compensation practiced by the market.

Long-Term Incentives (“Compensation Based on Shares”):

The Long-Term Incentive Program (2015-17), approved by the Board of Directors of the Company on March 13, 2015, seeks greater alignment with the new management cycle and business priorities of the Company. The Program consists in the payment of a gross cash premium, in compliance with the Labor Legislation, as a consequence of the compliance with the targets stipulated for the period from 2015 to 2017. The gross cash premium is based on the quotation of the shares of the Company. We also inform that the beneficiaries shall not be entitled to receive shares of the Company, considering that the Program does not set forth the transfer of shares to its beneficiaries.

ii.	Proportion of each element in the total compensation with regard to the last 3 financial years

The table below presents the proportion of each element in the total compensation of the managers of the Company for the periods indicated therein:

(by percentage)	Board of Directors	Audit Committee	Statutory Executive Board	Non-Statutory Executive Board
	2015
Fixed compensation	100.00	100.00	70.31	55.01
Variable compensation – Bonus	0.00	0.00	29.69	44.99
Variable compensation – ILP	0.00	0.00	0.00	0.00
	2014
Fixed compensation	100.00	100.00	29.78	53.15
Variable compensation – Bonus	0.00	0.00	70.22	46.85
Variable compensation – ILP	0.00	0.00	0.00	0.00
	2013
Fixed compensation	100.00	100.00	100.00	100.00
Variable compensation – Bonus	0.00	0.00	0.00	0.00
Variable compensation – ILP	0.00	0.00	0.00	0.00

Considering as Fixed compensation (Salary/Pro-labore, direct and indirect benefit, post-employment benefit and others (INSS).

iii.	Calculation and adjustment methodology for each one of the elements of the compensation

In accordance with the Corporation Law and with the Bylaws of the Company, it is the responsibility of the shareholders, convened in an Ordinary General Meeting, to annually set the overall sum of the compensation of the members of its management. However, it is incumbent upon the Board of Directors to deliberate regarding the method for distribution of the amount set between its members and those of the executive board.

The compensation policy sets forth the following calculation methodology to:

Fixed compensation: for the Statutory and Non-Statutory Executive Board, the fixed compensation is calculated based on the monthly salary amount x 13.33, which considers as fixed compensation the 13th salary and the 1/3 vacation allowance. For Board of Directors and Audit Committee, it is calculated based on the fee x 12. The fixed compensation may be adjusted according to the result of the salary research conducted, without any obligation, specific rule or fixed percentages, however, seeking to maintain the strategy of competitiveness of the Company.

Variable compensation: The variable compensation practiced for the Statutory and Non-Statutory Executive Officers is based on the short and long-term incentive, in accordance with the detailing of the referred portions in the information regarding the composition of the compensation. Note that the members of the Board of Directors and of the Audit Committee receive fixed compensation on an exclusive basis.

Short-Term Incentives (“Bonuses”): The benchmarks for the calculation of the bonuses are our quantitative and quality performance indicators, such as Revenue, Expenses, Quality of services provided, etc., annually set by the Board of Directors (approval of the 2015 Executive Bonus Program on February 25, 2015). The calculation method considers the performance of each one of the indicators compared to the attainment of the related goals, set for the year, and can range from 0 to 200 percent, where 100 percent is the estimated amount (target bonus) if the goals set are met and 200% the maximum estimated amount (maximum bonus).

Long-Term Incentives (“Compensation Based on Shares”): The portion of the Long-Term Incentive of 2015-2017 is calculated based on the amount of the target Executive Bonus to which the Beneficiary is eligible on the date of execution of the respective agreement and the gross cash premium uses as reference the quotation of the shares of the Company and the compliance with the strategic corporate targets established during the period of effectiveness.

Direct and Indirect Benefits: Considers the entire benefits package, with the calculation methodology and adjustment criteria thereof being guided in accordance with the annual approval in a collective bargaining agreement. Greater detailing of the benefits offered may be found in chart 14.3 (b).

Post-employment Benefits: Each month the Company contributes with an amount equivalent to that contributed by the employee to the private pension plan, in addition to fully paying the administration and insurance fees defined by the plan. The plan does not set forth adjustments during the effectiveness thereof.

Others (INSS): The portion of the INSS is calculated based on the compensation received by the worker. This portion includes the other obligations such as Workers’ Accident Insurance (SAT), the Brazilian Institute for Rural Settlement and Agrarian Reform (Incra) and the Support Center for Small and Medium-sized Companies (Sebrae), as set forth by the Brazilian Social Security Institute. There is no internal adjustment rule, and this merely adheres to the rules and regulations established by the Federal Government.

iv. Reasons that justify the composition of the compensation

The composition of the fixed and variable compensation is defined based on the market references that allow recognition of the seniority of the occupants compared to the market value of the position.

The Company uses executive compensation research performed periodically by independent consultants in order to determine the levels of competitiveness for the various components of compensation (salaries, benefits, short-term and long-term incentives).

v.	The existence of members who are not compensated by the issuer and the reason for such fact

The members of the Board of Directors who maintain relations with the Brazilian Economic and Social Development Bank (BNDES) waive any compensation, as a result of the Provisions in BNDES Resolution 1023/2002, with the wording provided by Resolution 1050/2003, which sets forth, in verbis: “The individuals appointed to board positions by the Bank cannot, under any circumstance, receive compensation or advantage for the exercise of representation in any board of Entities and Companies, and it is incumbent thereon to note such prohibition in the Minutes of the first meeting in which they take part as representative of the BNDES System as full or alternate member.”

c.	Main performance indicators which are taken into consideration in the determination of each element of the compensation

The members of the Board of Directors and of the Audit Committee are only eligible for fixed compensation, according to market practices, not being subject to the performance indicators. Meanwhile, the Statutory or Non-Statutory Executive Officers are eligible for variable compensation, and are subject to the performance indicators, as described below.

Short-Term Incentive (Bonus)

The benchmarks for the calculation of the bonuses are our quantitative and quality performance indicators, such as Revenue, Expenses, Quality of services provided, etc., annually set by the Board of Directors (approval of the 2015 Executive Bonus Program on February 25, 2015). The calculation method considers the performance of each one of the indicators compared to the attainment of the related goals, set for the year, and can range from 0 to 200 percent, where 100 percent is the estimated amount (target bonus) if the goals set are met and 200% the maximum estimated amount (maximum bonus).

Long-Term Incentive (compensation based on shares)

The 2015-2017 Long-Term Incentive Program, approved by the Board of Directors of the Company on March 13, 2015, seeks greater alignment with the new management cycle and business priorities of the Company. This new plan considers as performance indicators the same indicators that compose the Annual Executive Bonus for the period from 2015 to 2017, in addition to the valuation of the price of the shares of the Company in the market.

There are no performance indicators bound to the determination of the base salary, benefits and any other component of compensation.

d.	How is the compensation structured in order to reflect the evolution of the performance indicators

The members of the Board of Directors and of the Audit Committee are only eligible for fixed compensation, according to market practices, not being subject to the performance indicators. Meanwhile, the Executive Officers are eligible for variable compensation, and are subject to the performance indicators, as described below

Short-Term Incentive (Bonus): its purpose is to encourage and reward based on the result of the business plan for the year, as well as to recognize, on the basis of merit, the individual performance of the executives. The short-term incentives program (ICP) works as a tool to ensure clarity and focus in the key results indicators (KPIs) that will assure excellence in the execution of the business plan.

The benchmarks for the calculation of the bonuses are our quantitative and quality performance indicators, such as Revenue, Expenses, Quality of services provided, etc., annually set by the Board of Directors (approval of the 2015 Executive Bonus Program on February 25, 2015). The calculation method considers the performance of each one of the indicators compared to the attainment of the related goals, set for the year, and can range from 0 to 200 percent, where 100 percent is the estimated amount (target bonus) if the goals set are met and 200% the maximum estimated amount (maximum bonus).

Long-Term Incentive (compensation based on shares): its purpose is to stimulate the achievement of the medium and long-term Corporate targets, providing the executives with participation in the development of the Company, aligning its interests with those of the shareholders. In addition, the Long-term program allows the Company to attract and retain first-rate professionals, offering them the opportunity to be rewarded based on the generation of value for the shareholders.

e.	How does the compensation policy or practice align itself with the short, medium and long-term interests of the issuer

The compensation policy of the Company offers fair compensation to its executives based on the comparative market, considering the scope of activities and seniority of the occupant. The unique opportunity for overall gains occurs based on short, medium and long-term business results and the individual performance of the executives in these results, in order to guarantee the capacity of the company to attract, retain and motivate the executives, aligning its interests to those of the shareholders.

In this sense, the variable compensation of short-term incentive aligns itself with the short-term interests of the Company, while the long-term variable compensation is aligned with the interests of the Company and of its shareholders in the medium and long-term.

f.	Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders

Not applicable. There are no portions of compensation received by managers and other persons cited in the main section of item “13.1” of this Reference Form based on the exercise of the position of the issuer, whether supported by subsidiaries, controlled companies or direct and indirect controlling shareholders, notwithstanding the portions of compensation not related to the position of the issuer, according to the details in chart “13.15” of this Reference Form.

g.	Existence of any compensation or benefit bound to the occurrence of a specific corporate event, such as disposal of corporate control of the issuer

There is no provision for any compensation or benefit bound to the occurrence of a specific corporate event.

13.2 – Total compensation of the Board of Directors, statutory executive board and audit committee recognized in the result of the last 3 financial years and set forth for the current financial

Overall compensation estimated for the Current Financial Year - Annual Amounts

	Board of Directors	Statutory Executive Committee	Supervisory Council	Total
Total No. of members	11.00	5.00	5.00	21.00
No. of paid members	11.00	5.00	5.00	21.00
Annual fixed compensation
Salary of management fees	5,536,956.00	12,665,220.00	1,024,392.00	19,226,568.00
Direct and indirect benefits		1,115,368.80		1,115,368.80
Participation in committees	3,620,040.00			3,620,040.00
Other		4,332,866.73		4,332,866.73
Variable compensation
Bonuses		12,691,200.00		12,691,200.00
Profit sharing
Meeting attendance
Commissions
Other
Postemployment		682,711.67		682,711.67
Severance
Share based		3,265,861.11		3,265,861.11

Total compensation	9,156,996.00	34,753,228.31	1,024,392.00	44,934,616.31

Note: data reported according to the compensation policy for 2016.

Overall compensation for the year ended December 31, 2015—Annual Amounts

	Board of Directors	Statutory Executive Committee	Supervisory Council	Total
Total No. of members	13.67	4.33	4.00	22.00
No. of paid members	12.67	4.33	4.00	21.00
Annual fixed compensation
Salary of management fees	6,032,997.39	8,654,794.99	465,600.00	15,153,392.38
Direct and indirect benefits		942,974.69		942,974.69
Participation in committees	1,021,676			1,021,676.00
Other		2,960,870.26		2,960,870.26
Variable compensation
Bonuses		5,459,745.50		5,459,745.50
Profit sharing
Meeting attendance
Commissions
Other
Postemployment		367,839.47		367,839.47
Severance
Share based

Total compensation	7,054,673.39	18,386,224.91	465,600.00	25,906,498.30

Note:	The number of members corresponds to the annual average number of members of each body calculated on a monthly basis, pursuant to CVM Circular Letter	The number of members corresponds to the annual average number of members of each body calculated on a monthly basis, pursuant to CVM Circular Letter	The number of members corresponds to the annual average number of members of each body calculated on a monthly basis, pursuant to CVM Circular Letter

Overall compensation for the year ended December 31, 2014—Annual Amounts

	Board of Directors	Statutory Executive Committee	Supervisory Council	Total
Total No. of members	15.33	3.42	4.33	23.08
No. of paid members	14.33	3.42	4.33	22.08
Annual fixed compensation
Salary of management fees	6,113,386.66	4,759,638.89	421,200.00	11,294,225.55
Direct and indirect benefits		246,005.22		246,005.22
Participation in committees				0.00
Other		643,065.69		643,065.69
Variable compensation
Bonuses		13,549,397.00		13,549,397.00
Profit sharing
Meeting attendance
Commissions
Other
Postemployment		97,984.84		97,984.84
Severance
Share based

Total compensation	6,113,386.66	19,296,091.64	421,200.00	25,830,678.30

Note:	The number of members corresponds to the annual average number of members of each body calculated on a monthly basis, pursuant to CVM Circular Letter	The number of members corresponds to the annual average number of members of each body calculated on a monthly basis, pursuant to CVM Circular Letter	The number of members corresponds to the annual average number of members of each body calculated on a monthly basis, pursuant to CVM Circular Letter

Overall compensation for the year ended December 31, 2013—Annual Amounts

	Board of Directors	Statutory Executive Committee	Supervisory Council	Total
Total No. of members	16.00	5.83	4.83	26.67
No. of paid members	15.00	5.83	4.83	25.67
Annual fixed compensation
Salary of management fees	4,785,587.12	7,986,393.13	439,000.00	13,210,980.25
Direct and indirect benefits		567,240.69		567,240.69
Participation in committees				0.00
Other		1,487,605.14		1,487,605.14
Variable compensation
Bonuses		0.00		0.00
Profit sharing
Meeting attendance
Commissions
Other
Postemployment		164,516.14		164,516.14
Severance
Share based

Total compensation	4,785,587.12	10,205,755.10	439,000.00	15,430,342.22

Note:	The number of members corresponds to the annual average number of members of each body calculated on a monthly basis, pursuant to CVM Circular Letter	The number of members corresponds to the annual average number of members of each body calculated on a monthly basis, pursuant to CVM Circular Letter	The number of members corresponds to the annual average number of members of each body calculated on a monthly basis, pursuant to CVM Circular Letter

13.3—Variable compensation of the Board of Directors, statutory executive board and Audit Committee of the last 3 financial years and that set forth for the current financial year

Current Financial Year
	Board of Directors	Executive Board	Audit Committee	Total
Total Number of Members	11.00	5.00	5.00	21.00
Number of Compensated Members	11.00	5.00	5.00	21.00
With regard to the Bonus:
Minimum amount expected	—	0.00	—	0.00

Maximum amount expected	—	39,660,000.00	—	39,660,000.00

Amount expected in case the established targets are achieved	—	19,830,000.00	—	19,830,000.00

With regard to Profit Sharing	—		—
Minimum amount expected	—	0.00	—	0.00

Maximum amount expected	—	0.00	—	0.00

Amount expected in case the established targets are achieved	—	0.00	—	0.00

Financial year ended on December of 2015
	Board of Directors	Executive Board	Audit Committee	Total
Total Number of Members	13.67	4.33	4.00	22.00
Number of Compensated Members	12.67	4.33	4.00	21.00
With regard to the Bonus:
Minimum amount expected	—	0.00	—	0.00

Maximum amount expected	—	39,960,000.00	—	39,960,000.00

Amount expected in case the established targets are achieved	—	19,980,000.00	—	19,980,000.00

Amount effectively recognized	—	5,459,745.50	—	5,459,745.50

With regard to Profit Sharing	—		—
Minimum amount expected	—	0.00	—	0.00

Maximum amount expected	—	0.00	—	0.00

Amount expected in case the established targets are achieved	—	0.00	—	0.00

Amount effectively recognized	—	0.00	—	0.00

Financial year ended on December of 2014
	Board of Directors	Executive Board	Audit Committee	Total
Total Number of Members	15.33	3.42	4.33	23.08
Number of Compensated Members	14.33	3.42	4.33	22.08
With regard to the Bonus:
Minimum amount expected	—	0.00	—	0.00

Maximum amount expected	—	18,301,386.24	—	18,301,386.24

Amount expected in case the established targets are achieved	—	9,150,693.12	—	9,150,693.12

Amount effectively recognized	—	13,549,397.00	—	13,549,397.00

With regard to Profit Sharing	—		—
Minimum amount expected	—	0.00	—	0.00

Maximum amount expected	—	0.00	—	0.00

Amount expected in case the established targets are achieved	—	0.00	—	0.00

Amount effectively recognized	—	0.00	—	0.00

Financial year ended on December of 2013
	Board of Directors	Executive Board	Audit Committee	Total
Total Number of Members	16.00	5.83	4.83	26.67
Number of Compensated Members	15.00	5.83	4.83	25.67
With regard to the Bonus:
Minimum amount expected	—	0.00	—	0.00

Maximum amount expected	—	18.745.656,00	—	18.745.656,00

Amount expected in case the established targets are achieved	—	9,372,828.00	—	9,372,828.00

Amount effectively recognized	—	0.00	—	0.00

With regard to Profit Sharing
Minimum amount expected	—	0.00	—	0.00

Maximum amount expected	—	0.00	—	0.00

Amount expected in case the established targets are achieved	—	0.00	—	0.00

Amount effectively recognized	—	0.00	—	0.00

13.4—Compensation plan based on shares of the Board of Directors and statutory executive board, in effect in the last financial year and set forth for the current financial year

With regard to the compensation plan based on shares of the Board of Directors and of the statutory executive board, in effect in the last financial year and set forth for the current financial year, we inform that the 2012-2015 Long-Term Bonus Program was substituted by the 2015-2017 Long-Term Incentive Program, without any type of payment, and no statutory executive officer is eligible for the 2012-2015 Long-Term Bonus Program.

All of the Statutory Executive Officers participate of the 2015-2017 Long-Term Incentive Program, while the members of the Board of Directors are not eligible for this Program.

a) General terms and conditions

The 2015-2017 Long-Term Incentive Program, approved by the Board of Directors of the Company on March 13, 2015, consists in the payment of a gross cash premium, in compliance with the Labor Legislation, as a consequence of the compliance with targets stipulated for 2015 to 2017. The gross cash premium uses as reference the quotation of the shares of the Company, among other factors. In this program, the beneficiary is not entitled to receive shares of the Company, considering that the Program does not set forth the transfer of shares to its beneficiaries.

The program has a long-term nature and is based on the concept that the long-term result is achieved through the execution of annual targets in a consistent and sustainable manner.

The program considers the quotation of the shares of the Company and has as reference the average of the last 30 quotations of the shares prior to the launch of the Program (March 30, 2015). Upon participating in the Long-Term Incentive Program, the statutory directors are eligible for a period of three (3) years (2015, 2016 and 2017) for the payments corresponding to a “Reference Quantity of Shares”. This “Reference Quantity of Shares” is divided into three (3) equal lots, annually converted into cash based on the quotation of the shares of the Company at the Market Price. The “Reference Quantity of Shares” is calculated based on the amount of the target Executive Bonus to which the Beneficiary is eligible on the date of execution of the respective agreement, according to the formula:

Reference Quantity of Shares =	N x amount of the annual target bonus
Share Price

Where the Share Price has as reference the average of the last 30 quotations of the share of the Company prior to March 30, 2015 (launch date of the Program).

The right of the beneficiary to receive each one of the annual lots of the Long-Term Incentive Program is conditioned upon the achievement of the corporate targets of the Short-term Incentive of the Company (“Bonus”). The corporate targets are annually defined by the Board of Directors, within the scope of the Executive Bonus Program, aligned with the outcome of the Business Plan.

Adjustments

Although the beneficiary is not entitled to receive shares of the Company, considering the Program does not set forth the transfer for shares to its beneficiaries, the plan sets forth that any gains earned by a shareholder during the appraisal period (2015-2017) must be incorporated to the plan, seeking greater alignment of the interests of the management with the interests of the shareholders. Therefore, the value equivalent to the distribution of results to the shareholders (dividends, bonuses, interest on net equity (“JCP”) or any equivalent payment thereto), shall be converted into an additional quantity of Reference Shares, reserved for each participant, using the price of the share on the date of approval of the referred distribution by the competent corporate body as the basis thereof. In the same sense, there will be an adjustment in case of alteration in the number of shares into which the share capital of the Company is divided due to grouping or splitting of shares or bonus shares, in the proportion of this alteration.

b) Main objectives of the plan

The purpose of the Long-Term Incentive Program is to promote the significant involvement of its executives and maintain them committed in order to ensure the achievement of the strategic goals, in addition to the alignment and the permanence thereof in the medium and long-term.

c) Manner in which the plan contributes toward these objectives

The Long-Term Incentive Program stimulates the achievement of the strategic goals for the years 2015-2017, in addition to the valuation of the shares of the Company. Therefore, the Program promotes the involvement and commitment of its executives in the short, medium and long-term, providing the beneficiaries with participation in the development of the Company and the opportunity to be rewarded based on the generation of value for the shareholders.

d) How the plan relates to the compensation policy of the issuer

The Long-Term Incentive Program is part of a set of compensation, retention and alignment instruments of the Executives of the Company. This plan is classified as a long-term incentive, which is an integral part of the variable compensation of the Executives, considering the payment of the bonus to the beneficiaries is bound to the valuation of the share during the period of effectiveness of the program (2015-2017).

e) How the plan aligns the interests of the managers and of the issuer in the short, medium and long-term

The Long-Term Incentive Program incorporates the performance factor of the Company through the compliance of the short-term strategic targets of the Company, in addition to considering the valuation of the shares of the Company during the period of effectiveness of the Program (2015-2017). Therefore, the plan aligns the interests of the managers and the interests of the Company in the short, medium and long-terms, offering the beneficiaries the opportunity to be rewarded through the generation of value for the shareholders.

f) Maximum number of shares involved

Not applicable. The Long-Term Incentive Program does not set forth the transfer of shares to its beneficiaries.

g) Maximum number of options to be granted

Not applicable. The Long-Term Incentive Program does not set forth the transfer of shares to its beneficiaries.

h) Conditions for the acquisition of shares

Not applicable. The Long-Term Incentive Program does not set forth the transfer of shares to its beneficiaries.

i) Criteria for setting the price of acquisition or exercise

Not applicable. The Long-Term Incentive Program does not set forth the transfer of shares to its beneficiaries.

j) Criteria for setting the term of exercise

Not applicable. The Long-Term Incentive Program does not set forth the transfer of shares to its beneficiaries.

k) Method of liquidation

Not applicable. The Long-Term Incentive Program does not set forth the transfer of shares to its beneficiaries.

l) Restrictions to the transfer of the shares

Not applicable. The Long-Term Incentive Program does not set forth the transfer of shares to its beneficiaries.

m) Criteria and events which, once verified, shall cause the suspension, alteration or extinction of the plan

Pursuant to item (a), the plan must be adjusted in case of alteration in the number of shares into which the share capital of the Company is divided due to grouping or splitting of shares or bonus shares, in the proportion of this alteration. The plan may also be adjusted in case of (i) distribution of dividends or other equivalent earnings; and (ii) corporate restructuring operations involving the Company, including, but not limited to, the merger, spin-off, consolidation and/or reserve share split.

n) Effects of the exit of the manager of the bodies of the issuer over the rights thereof set forth in the compensation plan based on shares

The beneficiary must remain in the full exercise of its duties, in an uninterrupted manner, up to December 31, 2017.

If the beneficiaries, based on their own interest, remove themselves from the employee staff of the Company by their own initiative, or in case the beneficiary is dismissed by the Company with cause, no payment of any balance regarding annual portions to which the beneficiaries are not yet entitled shall be due, even if on a monthly pro rata basis.

If the beneficiary is dismissed by the initiative of the Company, before December 31, 2017, the payment of any balance for the period worked shall be due, on a monthly pro rata basis.

13.5—Compensation based on shares of the Board of Directors and of the statutory executive board recognized in the result of the last 3 financial years and set forth for the current financial year

The majority of the information on the table below is not applicable to the 2015-2017 Long-Term Incentive Program, described in detail in item 13.4, considering that the Program does not set forth the transfer of shares to its beneficiaries. The Program considers the quotation of the shares of the Company, among others factors, in order to define the gross cash premium to be paid as long-term incentive to the statutory executive officers.

Compensation based on shares set forth for the Current Financial Year – Annual Amounts

	Board of Directors	Statutory Executive Board	Total
Total number of members	0.00	5.00	5.00
Number of members compensated	0.00	5.00	5.00
Average weighted price of exercise:
of the outstanding options at the beginning of the financial year	—	—	—
of the options lost during the financial year	—	—	—
of the options exercised during the financial year	—	—	—
of the options expired during the financial year	—	—	—
Potential dilution in case of exercise of all options granted	—	—	—

Compensation based on share of the Financial Year on December 31, 2015 – Annual Amounts

	Board of Directors	Statutory Executive Board	Total
Total number of members	0.00	0.00	0.00
Number of members compensated	0.00	0.00	0.00
Average weighted price of exercise:
of the outstanding options at the beginning of the financial year	—	—	—
of the options lost during the financial year	—	—	—
of the options exercised during the financial year	—	—	—
of the options expired during the financial year	—	—	—
Potential dilution in case of exercise of all options granted	—	—	—

Compensation based on share of the Financial Year on December 31, 2014 – Annual Amounts

	Board of Directors	Statutory Executive Board	Total
Total number of members	0.00	0.00	0.00
Number of members compensated	0.00	0.00	0.00
Average weighted price of exercise:
of the outstanding options at the beginning of the financial year	—	—	—
of the options lost during the financial year	—	—	—
of the options exercised during the financial year	—	—	—
of the options expired during the financial year	—	—	—
Potential dilution in case of exercise of all options granted	—	—	—

Compensation based on share of the Financial Year on December 31, 2013 – Annual Amounts

	Board of Directors	Statutory Executive Board	Total
Total number of members	0.00	0.00	0.00
Number of members compensated	0.00	0.00	0.00
Average weighted price of exercise:
of the outstanding options at the beginning of the financial year	—	—	—
of the options lost during the financial year	—	—	—
of the options exercised during the financial year	—	—	—
of the options expired during the financial year	—	—	—
Potential dilution in case of exercise of all options granted	—	—	—

Note that the majority of the information on the table below is not applicable to the 2015-2017 Long-Term Incentive Program, described in detail in item 13.4, considering that the Program does not set forth the transfer of shares to its beneficiaries. The Program considers the quotation of the shares of the Company, among others factors, in order to define the gross cash premium to be paid as long-term incentive to the statutory directors

Current Financial Year

	Board of Directors	Statutory Executive Board	Total
Granting of options for the purchase of shares (Granting of the Incentive)
Date of granting (Date of Granting of the Incentive)	—	March 30, 2015	March 30, 2015
Quantity of options granted	—	—	—
Term required in order to exercise the options	—	—	—
Maximum term for the exercise of the options	—	—	—
Term of restriction to the transfer of shares	—	—	—
Fair value of the options on the date of each granting (Value of the Incentive)	—	9,480,000.00	9,480,000.00

Financial Year ended on December 31, 2015

	Board of Directors	Statutory Executive Board	Total
Granting of options for the purchase of shares (Granting of the Incentive)
Date of granting (Date of Granting of the Incentive)	—	—	—
Quantity of options granted	—	—	—
Term required in order to exercise the options	—	—	—
Maximum term for the exercise of the options	—	—	—
Term of restriction to the transfer of shares	—	—	—
Fair value of the options on the date of each granting (Value of the Incentive)	—	—	—

Financial Year ended on December 31, 2014

	Board of Directors	Statutory Executive Board	Total
Granting of options for the purchase of shares (Granting of the Incentive)
Date of granting (Date of Granting of the Incentive)	—	—	—
Quantity of options granted	—	—	—
Term required in order to exercise the options	—	—	—
Maximum term for the exercise of the options	—	—	—
Term of restriction to the transfer of shares	—	—	—
Fair value of the options on the date of each granting (Value of the Incentive)	—	—	—

Financial Year ended on December 31, 2013

	Board of Directors	Statutory Executive Board	Total
Granting of options for the purchase of shares (Granting of the Incentive)
Date of granting (Date of Granting of the Incentive)	—	—	—
Quantity of options granted	—	—	—
Term required in order to exercise the options	—	—	—
Maximum term for the exercise of the options	—	—	—
Term of restriction to the transfer of shares	—	—	—
Fair value of the options on the date of each granting (Value of the Incentive)	—	—	—

13.6—Information regarding the outstanding shares held by the Board of Directors and by the statutory executive board at the end of the last financial year

There are no outstanding shares held by the Board of Directors and by the executive board.

13.7 – Options exercised and shares delivered with regard to the compensation based on shares of the Board of Directors and of the statutory executive board in the last 3 financial years

No options were exercised and no shares were delivered with regard to the compensation based on shares of the Company within the scope of the 2012-2015 Long-Term Bonus Program. The Long-Term Incentive Program does not set forth the transfer of shares to its beneficiaries.

13.8—Information required for the comprehension of the data disclosed in items 13.5 to 13.7 – Method for pricing the value of the shares and of the options

Not applicable. No options were exercised and no shares were delivered with regard to the compensation based on shares of the Company within the scope of the 2012-2015 Long-Term Bonus Program. The Long-Term Incentive Program does not set forth the transfer of shares to its beneficiaries.

13.9 – Inform the quantity of shares or units of membership interest directly or indirectly held in Brazil or abroad, and other securities convertible into shares or units of membership interest, issued by the issuer, its direct or indirect parent entities, subsidiaries or companies under common control, by members of the board of directors, executive board constituted pursuant to the articles of incorporation, or audit committee, grouped by body.

The members of the Board of Directors, Executive Board and Audit Committee only hold shares in relation to the Company, having no equity interest in subsidiaries.

Shares issued by the Company – December 31, 2015

Shareholders	ON	PN
Board of Directors	3,524	8
Executive Board	1,446	19
Audit Committee	1,600	4,000
Total	6,570	4,027

13.10—Information regarding pension plans in effect granted to the members of the Board of Directors and to the statutory directors

The Company is a sponsor of the Corporate/Alternative pension plans, BRTPREV and TCSPREV. However, none of the members of the Board of Directors, Statutory Executive Board and Audit Committee belong to the referred plans and such plans are closed to new adhesions as of December 31, 2009.

The information presented in the chart below and in item 13.2 of this Reference Form refer to the TelemarPrev pension plan sponsored by the Company jointly with Oi Móvel S.A. and Telemar Norte Leste S.A., according to section 14 of this Reference Form.

	Board of Directors	Statutory Executive Board
No. of members	0	4
No. of compensated members	0	4
Name of the Plan	—	TelemarPrev
Quantity of managers who have the conditions for retirement	—	1
Conditions for early retirement	—	50 years of age and 5 years of Membership to the Benefits Plan
Updated amount of the contributions accumulated in the pension plan up to the conclusion of the last financial year, deducting a portion regarding contributions made directly by the managers	—	R$2,154,542.62
Total cumulative amount of the contributions made during the last financial year, deducting a portion regarding contributions made directly by the managers	—	R$367,839.47
Possibility of early redemption and conditions	—	According to the Time of Membership in the Benefits Plan. Maximum of 80% of the contributions made by the Sponsor

13.11—Maximum, minimum and average individual compensation of the Board of Directors, of the statutory executive board and of the Audit Committee

Justification for the failure to complete the chart:

The effectiveness of this item is suspended with regard to the associates of the IBEF, due to the decision rendered by the Judge of the 5th Lower Federal Court of the Judicial District of Rio de Janeiro, in the case records of ordinary proceedings No. 0002888-21.2010.4.02.5101, filed by IBEF itself.

13.12 – Mechanisms for compensation or indemnification for the managers in case of dismissal from the position or retirement

There is no compensation based on agreements for the managers in case of dismissal from the position or retirement.

13.13 – With regard to the last 3 financial years, indicate the percentage in the total compensation held by the managers and members of the Audit Committee who are parties related to the controlling shareholders

Financial year ending on December 31 of
	2015	2014	2013
Board of Directors	71.65%	94.35%	95.38%
Statutory Executive Board	0.00%	0.00%	40.21%
Audit Committee	0.00%	40.00%	39.77%

13.14 – With regard to the last 3 financial years, inform the compensation of managers and members of the Audit Committee, grouped by body, received for any reason other than the position occupied thereby

There was no payment of compensation to members of the Board of Directors, of the Executive Board and of the Audit Committee for any reason other than the position occupied thereby.

13.15—With regard to the last 3 financial years, indicate the amounts recognized in the result of controlling shareholders, direct or indirect, of companies under common control and controlled companies of the issuer, as compensation of members of the Board of Directors, statutory executive board or Audit Committee of the issuer, grouped according to body, specifying the reason why such amounts were attributed to these individuals

2015	Board of Directors	Statutory Executive Board	Audit Committee	Total
Direct and indirect controlling shareholders	—	—	—	—
Controlled companies of the Company	—	—	—	—
Companies under common control	—	—	—	—

2014	Board of Directors	Statutory Executive Board	Audit Committee	Total
Direct and indirect controlling shareholders	—	—	—	—
Controlled companies of the Company	—	—	—	—
Companies under common control	—	—	—	—

2013	Board of Directors	Statutory Executive Board	Audit Committee	Total
Direct and indirect controlling shareholders	2,117,833	—	—	2,117,833
Controlled companies of the Company
Companies under common control

13.16 – Other relevant information

There is no other relevant information regarding this item “13”.